    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 2000


                                                      REGISTRATION NO. 333-39502

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                                  COACH, INC.

             (Exact Name of Registrant as Specified in Its Charter)

            MARYLAND                                         3171                    52-2242751
  (State or Other Jurisdiction                         (Primary Standard          (I.R.S. Employer
of Incorporation or Organization)                         Industrial           Identification Number)
                                                  Classification Code Number)

                                ----------------

                                  COACH, INC.
                              516 WEST 34TH STREET
                               NEW YORK, NY 10001
                                 (212) 594-1850

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ------------------

                             CAROLE P. SADLER, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  COACH, INC.
                              516 WEST 34TH STREET
                               NEW YORK, NY 10001
                                 (212) 594-1850

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                               ------------------

                                   COPIES TO:

           CHARLES W. MULANEY, JR., ESQ.                              KEITH S. CROW, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)                       KIRKLAND & ELLIS
               333 WEST WACKER DRIVE                                200 EAST RANDOLPH DRIVE
                 CHICAGO, IL 60606                                     CHICAGO, IL 60601
                   (312) 407-0700                                        (312) 861-2000

                                ----------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                                ----------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION. DATED AUGUST 28, 2000.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                7,380,000 Shares


                                     [LOGO]

                                  Common Stock
                                 -------------

    This is an initial public offering of shares of common stock of Coach, Inc. All of the shares of common stock are being sold by Coach.


    Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. Coach intends to list the common stock on the New York Stock Exchange under the symbol "COH."



    SEE "RISK FACTORS" ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.


                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                                 Per Share              Total
                                                                 ---------              -----
Initial public offering price.............................           $                    $
Underwriting discount.....................................           $                    $
Proceeds, before expenses, to Coach.......................           $                    $


    To the extent that the underwriters sell more than 7,380,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,107,000 shares from Coach at the initial public offering price less the underwriting discount.


                               ------------------


    The underwriters expect to deliver the shares in New York, New York on , 2000.


GOLDMAN, SACHS & CO.


                   MORGAN STANLEY DEAN WITTER



                                       PRUDENTIAL SECURITIES


                               ------------------

                      Prospectus dated             , 2000.

                             DESCRIPTION OF ARTWORK

Inside front cover

Headline: COACH EST. NEW YORK CITY 1941


Illustration: A piece of machinery is shown, along with the operator's hands, which has just stamped a piece of leather with the Coach symbol and a product number.


Bi-fold first page in Prospectus


Illustration: The following pictures appear from left to right across three rows: appearing across the first row, (1) an interior staircase in a Coach store, (2) a Coach watch, (3) the exterior of a Coach store, (4) a Coach boot,
(5) a Coach leather handbag, and (6) four Coach leather belts; appearing across the second row, (1) a Coach cellular phone case and a personal computing device case, (2) a close-up view of a sewing machine, (3) a Coach leather chair, (4) a model with a Coach purse over her shoulder, (5) a pair of Coach sunglasses, and
(6) a Coach leather handbag; appearing across the third row, (1) a mixed-material Coach handbag, (2) two Coach picture frames, (3) three puppies and an adult dog, all wearing Coach blanket dog jackets, (4) a Coach briefcase,
(5) a Coach advertisement appearing on a building, and (6) a Coach wallet.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR HISTORICAL FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                                  OUR BUSINESS


    We are a leading designer, producer and marketer of high-quality, modern, American classic accessories that complement the diverse lifestyles of discerning women and men. Founded in 1941, we believe that Coach is one of the best recognized leather goods brands in the U.S. and is enjoying increased recognition in targeted international markets. We attribute the prominence of the Coach brand to the unique combination of our original American attitude and design, our heritage in fine leather products, our superior product quality and durability and our commitment to customer service. For fiscal year 2000, net sales were $548.9 million and operating income before reorganization costs was $56.0 million.



    Our primary product offerings include handbags, men's and women's accessories, business cases, luggage and travel accessories, personal planning products, leather outerwear, gloves and scarves. Together with our licensing partners, we also offer watches, footwear, furniture and eyewear with the Coach brand name. Our products are sold through a number of direct to consumer channels, including our:


    - 106 U.S. retail stores;

    - direct mail catalogs;

    - e-commerce website, COACH.COM; and

    - 63 U.S. factory stores.


    Our direct to consumer business represented approximately 64% of our total sales in fiscal year 2000. Our remaining sales were generated through a number of indirect channels, including:



    - approximately 1,400 department store and specialty retailer locations in the U.S.;



    - approximately 175 international department store, retail store and duty free shop locations in 18 countries; and


    - our corporate sales programs.


    Our net sales grew at a compound annual growth rate of approximately 32%, from $19.0 million in 1985, when we were acquired by Sara Lee Corporation, to $540.4 million in fiscal year 1997. In fiscal years 1998 and 1999, we experienced sales declines of 3.4% and 2.8%, respectively, our first year-to-year sales declines since becoming a part of Sara Lee. These declines were primarily the result of changes in consumer preferences from leather to mixed material and non-leather products, which some of our competitors offered, and diminished demand for our products due to the economic downturn in Asia. During fiscal years 1997 through 1999, we also experienced reduced profitability.


    During this period, we embarked on a fundamental transformation of the Coach brand. We built upon our popular core categories by introducing new products in a broader array of materials and styles and we introduced new product categories. In 1999, we began renovating Coach retail stores, select U.S. department store locations and key international locations to create a modern environment to showcase our new product assortments and reinforce a consistent brand position. Over the last three years, we also have been implementing a flexible, cost-effective sourcing and manufacturing model that allows us to bring our broader range of products to market more rapidly and efficiently.


    Primarily as a result of our repositioning initiatives, our sales increased 8.1% and our operating income before reorganization costs increased 110.7% in fiscal year 2000, compared with fiscal year 1999.



                           OUR COMPETITIVE ADVANTAGES



    We have developed a number of strengths that we believe create significant competitive advantages. These include:


    - an established and growing brand franchise and a loyal consumer base, reinforced by years of investment in consistent marketing communications;

    - distinctive product attributes, including a reputation for product quality, durability, function, premium leather and classic styling;

    - comprehensive internal creative direction that defines our image, delivers a consistent message and differentiates Coach from other brands;

    - a well-developed multi-channel presence, allowing us to serve our customers wherever they choose to shop; and

    - recognition as a desirable resource for both personal and business gift-giving occasions.


    However, to remain competitive in our industry, we must also accurately anticipate consumer trends and tastes. For more information regarding the risks associated with our business, see "Risk Factors" beginning on page 6.


                                 OUR STRATEGIES

    Based on our established strengths, we are pursuing the following strategies for future growth:


    ACCELERATE NEW PRODUCT DEVELOPMENT. We are accelerating the development of new products, styles and product categories by:



    - introducing seasonal variations of successful styles in fashionable colors and fabrics;



    - updating our core collections; and



    - launching new collections, product additions, line extensions and product categories.



    MODERNIZE RETAIL PRESENTATION. We are modernizing our brand image by remodeling all Coach retail stores, key international locations and select U.S. department store locations to create a distinctive environment showcasing our new product assortments. Our renovated retail stores have demonstrated significantly higher comparable store sales growth relative to unrenovated stores. We expect that all of our retail stores will reflect the new store design by June 2003.



    INCREASE U.S. RETAIL STORE OPENINGS. We opened eight new U.S. retail stores in fiscal year 2000. Over the next three years, we plan to expand our network of 106 retail stores by opening approximately 50 new stores located primarily in high volume markets.



    FURTHER PENETRATE INTERNATIONAL MARKETS. We are increasing our international distribution and targeting international consumers generally, and Japanese consumers in particular, to take advantage of substantial growth opportunities for us.



    IMPROVE OPERATIONAL EFFICIENCIES. We intend to continue to increase efficiencies in our operations through initiatives that include:

    - streamlining product introduction;



    - implementing a new product development process and timeline;



    - integrating computer-assisted design into the design and development process; and



    - expanding our East Asian independent manufacturing capabilities.



    PROMOTE GIFT PURCHASES OF OUR PRODUCTS. We are further promoting Coach as an appealing resource for gift-giving occasions by developing new products well-suited for gift selection. In addition, our advertising, catalog mailings and outbound e-mails are timed to reach consumers before important holidays throughout the year.



    CAPITALIZE ON GROWING INTEREST IN E-COMMERCE. We believe we are well-positioned to execute our e-commerce strategy through our recently-launched on-line store, COACH.COM, given our 20 years of experience in order fulfillment and remote retailing through our direct mail catalogs.


                         OUR RELATIONSHIP WITH SARA LEE


    We were founded in 1941, and have been owned by Sara Lee Corporation since 1985. After the completion of this offering, Sara Lee will own approximately 82.6% of the outstanding shares of our common stock, or approximately 80.5% if the underwriters fully exercise their option to purchase additional shares. Sara Lee currently is planning to offer its stockholders the opportunity to exchange Sara Lee common stock for our common stock in a tax-free split-off within 18 months after this offering. Alternatively, Sara Lee may effect a distribution of our stock through some other method. Sara Lee is not obligated to complete any distribution and we cannot assure you as to whether, when or how it will occur.



    We have entered into agreements with Sara Lee related to the separation of our business operations from those of Sara Lee, which will occur before the completion of this offering. Under these agreements, Sara Lee will transfer to us the assets and liabilities which relate to our business, including our allocable portion of Sara Lee indebtedness in the form of a note payable to a Sara Lee subsidiary. The agreements will provide for various interim and ongoing relationships between us and Sara Lee.



    The agreements regarding the separation of our business operations from those of Sara Lee are described more fully in the section entitled "Certain Relationships and Related Transactions" included elsewhere in this prospectus. All of these agreements were negotiated in the context of a parent-subsidiary relationship. We believe that these agreements are on terms that, overall, are no more favorable to us than if they had been negotiated with unaffiliated third parties. The assets and liabilities to be transferred to us are described more fully in our financial statements and notes to those statements that are also included elsewhere in this prospectus.

                                  THE OFFERING


Common stock offered.................................  7,380,000 shares

Common stock to be outstanding immediately after this
  offering...........................................  42,406,333 shares

Common stock to be held by Sara Lee immediately after
  this offering......................................  35,026,333 shares

Use of proceeds......................................  The estimated net proceeds from this offering of approximately $99 million will be used to
                                                       repay a portion of the note payable to a
                                                       subsidiary of Sara Lee to be assumed by us in
                                                       connection with our separation from Sara Lee.

Proposed New York Stock Exchange symbol..............  COH



    This information is based on 35,026,333 shares outstanding immediately prior to this offering, all of which are owned by Sara Lee. Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 1,107,000 shares of common stock that the underwriters have the option to purchase from us. If the underwriters fully exercise their option to purchase additional shares, 43,513,333 shares of common stock will be outstanding after this offering.



    The number of shares of our common stock to be outstanding immediately after this offering does not take into account approximately 5,385,605 shares of our common stock reserved for issuance under our stock plans. At the time of the offering, we intend to grant options to purchase up to approximately 3,503,517 shares of our common stock at the offering price to some of our officers and employees. In addition to the common stock reserved for issuance under our stock plans, we intend to offer to approximately 60 employees options to purchase up to an aggregate of 1,589,441 shares of our common stock, subject to the surrender and cancellation of previously granted options to purchase Sara Lee common stock.

                            ------------------------

    We incorporated in Maryland on June 1, 2000 as Coach, Inc. Our executive offices are located at 516 West 34th Street, New York, New York 10001; our telephone number is (212) 594-1850 and our facsimile number is (212) 594-1682. We also maintain an Internet site at WWW.COACH.COM. Our website and the information contained on or connected to our website are not part of this prospectus or the registration statement of which this prospectus forms a part.


    In this prospectus, "Coach," "we," "us," and "our" each refers to Coach and not to the underwriters or Sara Lee. "Sara Lee" refers to Sara Lee and its subsidiaries, not including Coach.


    COACH, COACH AND LOZENGE design, COACH AND TAG design, "C" SIGNATURE FABRIC design and other trademarks of Coach appearing in this prospectus are the property of Coach.

                             SUMMARY FINANCIAL DATA



    The following tables present our summary financial data. The data presented in these tables are from "Selected Financial Data," "Unaudited Pro Forma Financial Information," and our historical financial statements and notes to those statements that are included elsewhere in this prospectus. You should read those sections and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here. The historical financial information may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.



                                                                               FISCAL YEAR ENDED
                                                         -------------------------------------------------------------
                                                          JUNE 29,      JUNE 28,     JUNE 27,     JULY 3,     JULY 1,
                                                            1996          1997         1998        1999        2000
                                                         -----------   -----------   ---------   ---------   ---------
                                                          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                         (UNAUDITED)
CONSOLIDATED AND COMBINED STATEMENT OF INCOME
  DATA: (1)
Net sales..............................................   $512,645      $540,366     $522,220    $507,781    $548,918
Gross profit...........................................    300,668       313,280      286,708     281,591     328,833
Selling, general and administrative expenses...........    238,621       269,011      261,695     255,008     272,816
Unusual items..........................................         --            --           --       7,108          --
Operating income.......................................     62,047        44,269       25,013      19,475      56,017
Net income.............................................     42,860        32,037       20,663      16,715      38,603

UNAUDITED PRO FORMA STATEMENT OF INCOME DATA (2):
Unaudited pro forma as adjusted net income.............                                                      $ 35,066
Unaudited pro forma as adjusted basic net income per
  share................................................                                                      $   0.83
Shares used in computing unaudited pro forma as
  adjusted basic net income per share..................                                                        42,406
Unaudited pro forma as adjusted diluted net income per
  share................................................                                                      $   0.83
Shares used in computing unaudited pro forma as
  adjusted diluted income per share....................                                                        42,440



                                                                   FISCAL YEAR ENDED                          PRO FORMA
                                             -------------------------------------------------------------   -----------
                                              JUNE 29,      JUNE 28,     JUNE 27,     JULY 3,     JULY 1,      JULY 1,
                                                1996          1997         1998        1999        2000       2000 (2)
                                             -----------   -----------   ---------   ---------   ---------   -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                             (UNAUDITED)   (UNAUDITED)                                       (UNAUDITED)
CONSOLIDATED AND COMBINED BALANCE
  SHEET DATA:
Working capital............................   $ 38,614      $  65,709    $  95,554   $  51,685   $  54,089    $  54,110
Total assets...............................    237,234        252,929      257,710     282,088     296,653      232,870
Inventory..................................     92,814        102,209      132,400     101,395     102,097      102,097
Receivable from Sara Lee (3)...............         --             --           --      54,150      63,783           --
Payable to Sara Lee........................      6,541          8,300       11,088          --          --           --
Long term debt.............................      3,845          3,845        3,845       3,810       3,775       94,775
Stockholders' net investment (3)...........    131,961        165,361      186,859     203,162     212,808       58,046


------------------------------


(1) Coach's fiscal year ends on the Saturday closest to June 30. Fiscal year 1999 was a 53-week year, while fiscal years 1996, 1997, 1998, and 2000 were 52-week years.



(2) For a detailed description of the pro forma adjustments, see "Unaudited Pro Forma Financial Information."



(3) On July 2, 2000, the receivable from Sara Lee was capitalized into stockholders' net investment. No cash was paid or collected by either party.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS


IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGIES OR MANAGE OUR GROWING BUSINESS, OUR FUTURE OPERATING RESULTS WILL SUFFER.



    In fiscal years 1998 and 1999, we experienced a decline in sales as compared to prior years of 3.4% and 2.8%, respectively. In fiscal years 1997 through 1999, we also experienced reduced profitability. In response to these declines, we implemented a number of strategic initiatives to increase demand for our products and recently we have accelerated these initiatives. The success of each of these initiatives, alone or collectively, will depend on various factors, including the appeal of our new designs, products and retail presentation to consumers, competitive conditions and domestic and international economic conditions. If we are unsuccessful at implementing some or all of our strategies or initiatives, our future operating results may be adversely affected.



    Successful implementation of our strategies and initiatives will require us to manage our growth. To manage our growth effectively, we will need to continue to increase production while maintaining strict quality control. We will also need to continue to improve our operating systems to respond to any increased demand. We could suffer a loss of consumer goodwill and a decline in sales if our products do not continue to meet our quality control standards or if we are unable to adequately respond to increases in consumer demand for our products.


OUR INABILITY TO RESPOND TO CHANGES IN CONSUMER DEMANDS AND FASHION TRENDS IN A TIMELY MANNER COULD ADVERSELY AFFECT OUR SALES.

    Our success depends on our ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We cannot assure you that we will be able to continue to develop appealing styles or meet changing consumer demands in the future. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for other products. In addition, because we place orders for products with our manufacturers before we receive our wholesale customers' orders, we could experience higher excess inventories if our wholesale customers order fewer products than we anticipated.

COMPETITION IN THE MARKETS IN WHICH WE COMPETE IS INTENSE AND OUR COMPETITORS MAY DEVELOP PRODUCTS MORE POPULAR WITH CONSUMERS.


    We face intense competition in the product lines and markets in which we compete. Our products compete with other brands of products within their product category and with private label products sold by retailers, including some of our wholesale customers. In our wholesale business, we compete with numerous manufacturers, importers and distributors of handbags, accessories and other products for the limited space available for the display of these products to the consumer. Moreover, the general availability of contract manufacturing allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, distribution, marketing and other resources than we have.

A DOWNTURN IN THE ECONOMY MAY AFFECT CONSUMER PURCHASES OF DISCRETIONARY ITEMS, WHICH COULD ADVERSELY AFFECT OUR SALES.

    Many factors affect the level of consumer spending in the handbag and accessories industry, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our products, tend to decline during recessionary periods when disposable income is lower. A downturn in the economies in which we sell our products, such as the economic downturn in Asia in 1997, may adversely affect our sales.

IF WE LOSE KEY MANAGEMENT OR DESIGN PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN THE TALENT REQUIRED FOR OUR BUSINESS, OUR OPERATING RESULTS COULD SUFFER.

    Our performance depends largely on the efforts and abilities of our senior management and design teams. These executives and employees have substantial experience and expertise in our business and have made significant contributions to our growth and success. We do not have employment agreements with any of our executives or design personnel. The unexpected loss of services of one or more of these individuals could have an adverse effect on our business. As our business grows, we will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level, sales and other employees. We cannot assure you that we will be able to attract and retain personnel as needed in the future.

OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL AND QUARTERLY FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


    Because our products are frequently given as gifts, we have experienced, and expect to continue to experience, substantial seasonal fluctuations in our sales and operating results. Over the past two fiscal years, approximately 35% of our annual sales and between 73% and 146% of our operating income were recognized in our second fiscal quarter, which includes the holiday months of November and December. In anticipation of increased sales activity during the second quarter we incur significant additional expenses. If, for any reason, we miscalculate the demand for our products during November and December, we could have significant excess inventory, which would have an adverse affect on our financial performance. In addition, because a substantial portion of our operating income is derived from our second quarter sales, a significant shortfall in expected second quarter sales could have an adverse impact on our annual operating results. We have sometimes experienced and may continue to experience net losses in any or all of our first, third or fourth fiscal quarters.


    Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things:

    - the timing of new store openings;

    - net sales and profits contributed by new stores;

    - increases or decreases in comparable store sales;

    - shifts in the timing of holidays;

    - changes in our merchandise mix; and

    - the timing of new catalog releases and new product introductions.

    As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. Any seasonal or quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the trading price of our common stock to fluctuate significantly.


WE MAY BE UNABLE TO OBTAIN OUR PRODUCTS FROM OR SELL OUR PRODUCTS IN OTHER COUNTRIES DUE TO ADVERSE INTERNATIONAL EVENTS THAT ARE BEYOND OUR CONTROL.



    Approximately 65% of our fiscal year 2000 non-licensed product needs, measured as a percentage of total units produced, were supplied by over 20 independent non-U.S. manufacturers in countries such as China, Costa Rica, Mexico, India, the Dominican Republic, Italy, Spain, Hungary and Turkey. Independent manufacturers in China accounted for 24% of our product needs for fiscal year 2000. Our international manufacturers are subject to many risks, including foreign governmental regulations, political unrest, disruptions or delays in shipments, changes in local economic conditions and trade issues. These factors, among others, could influence the ability of our independent manufacturers to make or export our products cost-effectively or at all or to procure some of the materials used in our products. The violation of labor or other laws by any of our independent manufacturers, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical by us or others in the U.S., could damage our reputation and force us to locate alternative manufacturing sources. Currency exchange rate fluctuations could also make raw materials more expensive for our independent manufacturers, and they could pass these increased costs along to us, resulting in higher costs and decreased margins for our products. If any of these factors were to render a particular country undesirable or impractical as a source of supply, there could be an adverse effect on our business.



    Approximately 11% of our fiscal year 2000 sales were generated through international channels and we plan to increase our international sales efforts. International sales are subject to many risks, including foreign governmental regulations, foreign consumer preferences, political unrest, disruptions or delays in shipments to other nations and changes in local economic conditions. These factors, among others, could influence our ability to sell products successfully in international markets. We generally purchase raw materials and our products from international manufacturers in U.S. dollars and sell our products in the U.S. and to our international wholesale customers in U.S. dollars. However, our international wholesale customers sell our products in the relevant local currencies, and currency exchange rate fluctuations could adversely affect the retail prices of our products and result in decreased international consumer demand.



OUR TRADEMARK AND OTHER PROPRIETARY RIGHTS COULD POTENTIALLY CONFLICT WITH THE RIGHTS OF OTHERS AND WE MAY BE INHIBITED FROM SELLING SOME OF OUR PRODUCTS. IF WE ARE UNABLE TO PROTECT OUR TRADEMARKS AND OTHER PROPRIETARY RIGHTS, OTHERS MAY SELL IMITATION BRAND PRODUCTS.


    We believe that our registered and common law trademarks and design patents have significant value and are important to our ability to create and sustain demand for our products. Although we have not been inhibited from selling our products in connection with trademark, patent or trade dress disputes, we cannot assure you that obstacles will not arise as we expand our product line and the geographic scope of our marketing. We also cannot assure you that the actions taken by us to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products or infringement of our trademarks and proprietary rights by others. The laws of some foreign countries may not protect proprietary rights to the same extent as do the laws of the U.S. and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries.

                RISKS RELATED TO OUR RELATIONSHIP WITH SARA LEE

WE WILL BE CONTROLLED BY SARA LEE AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK, WHICH MAY LEAD TO CONFLICTS OF INTEREST.


    After the completion of this offering, Sara Lee will own approximately 82.6% of the outstanding shares of our common stock, or approximately 80.5% if the underwriters fully exercise their option to purchase additional shares. Investors in this offering will not be able to affect the outcome of any stockholder vote at least for so long as Sara Lee owns a majority of our outstanding common stock. As a result, Sara Lee will control all matters affecting us, including:



    - the composition of our entire board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;


    - any determinations with respect to mergers or other business combinations;

    - our acquisition or disposition of assets;

    - our financing;

    - changes to the agreements providing for our separation from Sara Lee;

    - the payment of dividends on our common stock; and

    - determinations with respect to our tax returns.


    Conflicts of interest may arise between Sara Lee and us in a number of areas relating to our past and ongoing relationships as a result of our separation from Sara Lee and Sara Lee's continued controlling interest in us. These may include:



    - the nature and quality of transitional services rendered by Sara Lee to us;



    - how various tax and employee benefit matters are resolved or how responsibilities are allocated;



    - disputes over our and Sara Lee's respective indemnification obligations;



    - the allocation of any insurance proceeds;



    - the structure and timing of transfers or distributions by Sara Lee of all or any portion of its ownership interest in us; and



    - Sara Lee's ability to control our management and affairs.


    We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.


BECAUSE OF THE LIMITED LIQUIDITY OF OUR SHARES IN THE MARKET, RELATIVELY SMALL TRADES OF OUR STOCK MAY HAVE A DISPROPORTIONATE EFFECT ON OUR STOCK PRICE.



    Until Sara Lee consummates a distribution of our common stock, the liquidity of our shares in the market may be constrained because of the limited number of shares that will be held in public hands. Because of this limited liquidity, relatively small trades of our stock may have a disproportionate effect on our stock price.

THE SALE OR POTENTIAL SALE BY SARA LEE OF OUR STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK.



    After the offering, Sara Lee will own over 80% of our outstanding capital stock. Sara Lee is not contractually prohibited from transferring our common stock to an unaffiliated third party following the 180-day lock-up period after the offering. Sara Lee may also transfer its shares prior to the expiration of the 180-day lock-up period with the consent of the underwriters. If Sara Lee were to propose a transfer or transfer a controlling interest in us to a third party, the third party would not have any obligation to dispose of its controlling interest in us, which may have an adverse affect on the market price of our stock. The significant increase in the volume of our freely-tradeable shares upon Sara Lee's distribution of its controlling interest in us could also have an adverse effect on the market price of our stock.



WE MAY BE PREVENTED FROM ISSUING STOCK INCENTIVES TO MEMBERS OF OUR MANAGEMENT AND BOARD OF DIRECTORS AND FROM RAISING CAPITAL UNTIL SARA LEE COMPLETES A DISTRIBUTION OF OUR COMMON STOCK.



    Sara Lee must own 80% or more of our outstanding capital stock to continue to consolidate our business with its other businesses for tax purposes and to preserve the tax-free status of any distribution of its remaining shares of our common stock. As a result, under the terms of our master separation agreement with Sara Lee, Sara Lee may prevent us from issuing additional equity securities for purposes such as providing management or director incentives or raising capital through equity issuances if the issuance would result in Sara Lee owning less than 80% of our outstanding capital stock.



OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF WHAT OUR ACTUAL RESULTS WOULD HAVE BEEN IF WE WERE AN INDEPENDENT COMPANY OR INDICATIVE OF WHAT OUR FUTURE RESULTS MAY BE.


    Our financial statements have been created from the financial statements of Sara Lee using the historical results of operations and historical bases of the assets and liabilities of the Coach division that we comprised. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Sara Lee did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that will occur in the capital structure, funding and operations of Coach as a result of our separation from Sara Lee. For example, we may face increased costs for store leases, insurance, employee benefits and financing as a stand-alone entity.


SARA LEE WILL NOT INDEMNIFY US FOR DEFECTS IN THE ASSETS OR TITLE TO THE ASSETS TRANSFERRED TO US IN CONNECTION WITH OUR SEPARATION FROM SARA LEE.



    All of the assets related to our business will be transferred to us by Sara Lee when we separate our business from the business of Sara Lee, Sara Lee will not make any representations or warranties to us with respect to any of the assets to be transferred. If we subsequently discover defects in the title to or condition of the assets transferred to us by Sara Lee, we will not be able to obtain damages from Sara Lee, unless we can establish that the defects resulted from Sara Lee's fraudulent conduct.

WE WILL INDEMNIFY SARA LEE FOR ANY LIABILITIES RELATING TO THE MAJORITY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS.



    Under the terms of our indemnification and insurance matters agreement with Sara Lee, we will agree to indemnify Sara Lee for any liabilities, other than those specifically allocated to Sara Lee, relating to, arising out of or resulting from any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading. Sara Lee will agree to indemnify us only with respect to information in this prospectus to the extent such information relates exclusively to:



    - Sara Lee or its affiliates or subsidiaries;



    - Sara Lee's business;



    - Sara Lee's intentions with respect to any distribution; and



    - the terms of any distribution by Sara Lee of our stock, including the form, structure and terms of any transaction to effect any distribution and the timing of and conditions to the consummation of any distribution.


   RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

OUR SECURITIES HAVE NO PRIOR MARKET, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

    Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

    - quarterly variations in our operating results;


    - changes in our sales or earnings estimates or the publication of research reports by analysts;



    - speculation about our business in the press or the investment community;


    - strategic actions by us or our competitors, such as acquisitions or restructurings;


    - actions by institutional stockholders or by Sara Lee prior to its distribution of our stock;


    - general market conditions; and

    - domestic and international economic factors unrelated to our business actions.

In particular, we cannot assure you that you will be able to resell our shares at or above the initial public offering price. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us.

PROVISIONS IN OUR CHARTER AND BYLAWS AND MARYLAND LAW MAY DELAY OR PREVENT AN ACQUISITION OF US BY A THIRD PARTY.


    Our charter and bylaws and Maryland law contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions have little significance while we are controlled by Sara Lee, but could have considerable significance in the future. Our charter permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.



    Our bylaws can only be amended by our board of directors. Our bylaws also provide that nominations of persons for election to our board of directors and the proposal of business to be considered at a stockholders meeting may be made only in the notice of the meeting, by our board of directors or by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws. So long as Sara Lee or its affiliates own a majority of our outstanding common stock, Sara Lee is not required to comply with these advance notice requirements. Also, under Maryland law, business combinations, including issuances of equity securities, between us and any person who beneficially owns 10% or more of our common stock or an affiliate of such person are prohibited for a five-year period unless exempted by the statute. After this period, a combination of this type must be approved by two super-majority stockholder votes, unless some conditions are met or the business combination is exempted by our board of directors. Our board has exempted any business combination with Sara Lee or any of its affiliates from the five-year prohibition and the super-majority vote requirements.



    These and other provisions of Maryland law or our charter and bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

       SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA


    This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections in this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus.

    This prospectus also contains forward-looking statements attributed to third-parties relating to their estimates regarding the growth of our market. These market data projections are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our market may not grow at the rate projected by these data projections, or at all. The failure of our market to grow at the projected rate may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

                          OUR SEPARATION FROM SARA LEE

OVERVIEW


    On May 30, 2000, Sara Lee announced a plan to narrow its focus on a smaller number of global branded consumer packaged goods businesses by, among other things, initiating plans to dispose of some of its non-core businesses. The plan includes the initial public offering of up to 19.5% of our common stock, to be followed by a distribution of our common stock by Sara Lee. We will complete the separation of our business from Sara Lee, including the transfer of related assets and liabilities, before the completion of this offering. Until the completion of this offering, we will be a wholly-owned subsidiary of Sara Lee.


    BENEFITS OF THE SEPARATION

    We believe that we will realize benefits from our separation from Sara Lee, including the following:

        GREATER STRATEGIC FOCUS. We expect to have a sharper focus on our business and strategic opportunities for growth as a result of having our own board of directors which will concentrate on our business.

        INCREASED SPEED AND RESPONSIVENESS. As a company smaller in size than Sara Lee, we expect to be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than we could as a part of a larger organization. In addition, we expect to increase our responsiveness to customers and others.

        BETTER INCENTIVES FOR EXECUTIVES AND EMPLOYEES. We expect that the motivation of our executives and employees and the focus of our management will be strengthened by the addition of incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to our performance, which we expect will enhance our ability to attract and retain qualified personnel.

    SEPARATION AND TRANSITIONAL ARRANGEMENTS


    We have entered into agreements with Sara Lee providing for the separation of our business from Sara Lee, which will occur before the completion of this offering. These agreements provide for, among other things, the transfer from Sara Lee to us of assets and the assumption by us of liabilities relating to our business and various interim and ongoing relationships between us and Sara Lee.



DISTRIBUTION BY SARA LEE OF OUR COMMON STOCK



    After completion of this offering, Sara Lee will own approximately 82.6% of the outstanding shares of our common stock, or approximately 80.5% if the underwriters fully exercise their option to purchase additional shares from us. Sara Lee currently is planning to offer its stockholders the opportunity to exchange Sara Lee common stock for our common stock, in a tax-free split-off within 18 months after this offering. Alternatively, Sara Lee may effect a distribution of our stock through some other method. Sara Lee is not obligated to complete any distribution, and we cannot assure you as to whether, when or how it will occur. Sara Lee, in its sole and absolute discretion, will determine the date of any distribution and its timing, terms and conditions. Sara Lee's decision whether to proceed with any distribution is subject to various considerations, including the taxable or tax-free nature of the distribution, future market conditions and other circumstances that may cause Sara Lee's board of directors to conclude that a distribution would not be in the interests of Sara Lee's stockholders. We have agreed to take all actions reasonably requested by Sara Lee to facilitate the distribution.

                                USE OF PROCEEDS


    We estimate that our net proceeds from this offering will be approximately $99 million, based on an assumed initial public offering price of $15.00 per share and after deducting an assumed underwriting discount and the estimated offering expenses payable by us. We intend to use the proceeds of this offering to repay a portion of an intercompany note payable to a subsidiary of Sara Lee. We will assume the note in connection with our separation from Sara Lee. The note represents our allocable portion of indebtedness of Sara Lee. The note will have an initial aggregate principal amount of $190 million and will mature on September 30, 2002. The note will be subject to mandatory prepayment out of our excess cash flow after payment of all amounts outstanding under our revolving credit facility with Sara Lee. The note will bear interest at a rate based on one month LIBOR plus 30 basis points, for as long as Sara Lee owns a majority of our outstanding stock, and one month LIBOR plus 250 basis points thereafter.


                                DIVIDEND POLICY

    We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.


    Under Maryland law, our board of directors decides whether and when to declare dividends. The declaration of future dividends, if any, will depend upon various factors, including our net income and current and anticipated cash needs. As long as Sara Lee owns a majority of our outstanding common stock, it will control the composition of our board of directors and thereby control decisions regarding our payment of dividends.



    On July 2, 2000, we entered into a revolving credit facility with Sara Lee under which we may borrow up to $75 million. The terms of the credit facility prohibit us from paying any dividends on our capital stock while our revolving credit facility with Sara Lee is in place. Any subsequent revolving credit facility with another party may contain similar restrictions. Prior to this offering, we will assume a note in the principal amount of $190 million from Sara Lee payable to a subsidiary of Sara Lee. The terms of the note will also prohibit us from paying any dividends on our capital stock while the note remains outstanding.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of July 1, 2000. Our capitalization is presented:


    - on an actual basis;


    - on a pro forma basis to reflect the transactions related to our separation from Sara Lee; and



    - on a pro forma as adjusted basis to reflect our sale of 7,380,000 shares of common stock in this offering and the application of the estimated net proceeds to repay a portion of the indebtedness which will be assumed by us in connection with our separation from Sara Lee.



    You should read the information set forth below together with "Selected Financial Data," "Unaudited Pro Forma Financial Information," our historical financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                        JULY 1, 2000
                                                            -------------------------------------
                                                                                       PRO FORMA
                                                                         PRO FORMA    AS ADJUSTED
                                                             ACTUAL     (UNAUDITED)   (UNAUDITED)
                                                            ---------   -----------   -----------
                                                                       (IN THOUSANDS)
Receivable from Sara Lee(1)...............................  $(63,783)     $     --     $     --
                                                            ========      ========     ========

Payable to a Sara Lee subsidiary(2).......................        --      $190,000     $ 91,000
Other debt................................................  $  4,286         4,286        4,286
                                                            --------      --------     --------
Total debt................................................     4,286       194,286       95,286
                                                            --------      --------     --------
Preferred stock: (authorized 25,000,000 shares; $.01 par
  value) None issued......................................        --            --           --
Common stock: (authorized 100,000,000 shares; $.01 par
  value) 1,000 shares issued and outstanding, on an actual
  basis; 35,026,333 shares issued and outstanding, on a
  pro forma basis; 42,406,333 shares issued and
  outstanding, on a pro forma as adjusted basis...........        --           350          424
Capital surplus...........................................        --       (41,009)      57,917
Sara Lee Corporation equity(1)............................   213,103            --           --
Accumulated other comprehensive loss......................      (295)         (295)        (295)
                                                            --------      --------     --------
Total equity..............................................   212,808       (40,954)      58,046
                                                            --------      --------     --------
Total capitalization......................................  $217,094      $153,332     $153,332
                                                            ========      ========     ========


--------------


(1) The receivable from Sara Lee was capitalized on July 2, 2000 into Sara Lee Corporation equity.



(2) We intend to use all of the estimated net proceeds of this offering to repay a portion of the $190 million intercompany note payable to a subsidiary of Sara Lee. Approximately $91 million in principal amount will remain outstanding under the note after our payment, or approximately $76 million if the underwriters' option to purchase additional shares is exercised in full.

                                    DILUTION


    Our net tangible book value at July 1, 2000 was approximately $198 million. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth, which is total tangible assets less total liabilities, by the number of shares of common stock outstanding immediately before this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 7,380,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at July 1, 2000 would have been approximately $(56.2) million, or $(1.61) per share. This represents an immediate increase in pro forma net tangible book value of $2.62 per share to our existing stockholder and an immediate dilution in pro forma net tangible book value of $13.99 per share to new investors purchasing shares of common stock in this offering.


    The following table illustrates the per share dilution:


Assumed initial public offering price per share.............            $ 15.00
  Pro forma net tangible book value per share as of July 1,
    2000....................................................  $ (1.61)
  Increase in pro forma book value per share attributable to
    new investors...........................................     2.62
                                                              -------
Pro forma, as adjusted, net tangible book value per share
  after this offering.......................................               1.01
                                                                        -------
Dilution in pro forma net tangible book value per share to
  new investors.............................................            $ 13.99
                                                                        =======



    The discussion and table above assume no exercise of options outstanding under our stock plans and no issuance of shares reserved for future issuance under our stock plans. Approximately 5.4 million shares of our common stock are reserved for issuance under our stock plans. At the time of this offering, we intend to grant options to purchase up to approximately 3.5 million shares of our common stock at the offering price to some of our directors, officers and employees. In addition to the common stock reserved for issuance under our stock plans, we intend to offer to approximately 60 employees up to an aggregate of
1.6 million shares of our common stock, subject to the surrender and cancellation of previously granted options to purchase Sara Lee common stock. To the extent that any options to purchase our common stock are granted and exercised, there will be further dilution to new investors.



    The following table sets forth, as of July 1, 2000 on the pro forma as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by our existing stockholder and by the new investors in this offering at an assumed initial public offering price of $15.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.



                                                SHARES PURCHASED          TOTAL CONSIDERATION
                                             -----------------------   --------------------------
                                               NUMBER     PERCENTAGE      AMOUNT       PERCENTAGE
                                             ----------   ----------   -------------   ----------
Existing stockholder.......................  35,026,333      82.6%               --         --%
New investors..............................   7,380,000      17.4      $110,700,000      100.0
                                             ----------     -----      ------------      -----
  Total....................................  42,406,333     100.0%     $110,700,000      100.0%
                                             ==========     =====      ============      =====


    Nominal cash was paid by Sara Lee in consideration for our common stock. Accordingly, the cash consideration related to the existing stockholder is reported as zero in the table above.

    If the underwriters' option to purchase additional shares is exercised in full, the following will occur:


    - the number of shares of common stock held by our existing stockholder will decrease to approximately 80.5% of the total number of shares of common stock outstanding; and



    - the number of shares held by new investors will be increased to 8,487,000 shares or approximately 19.5% of the total number of shares of our common stock outstanding after this offering.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION



    The unaudited pro forma consolidated and combined statements of income for the year ended July 1, 2000 and the unaudited pro forma consolidated and combined balance sheet as of July 1, 2000 set forth below illustrate capital structure adjustments related to our separation from Sara Lee and our receipt of the net proceeds from this offering and our use of these proceeds to repay a portion of the indebtedness owed to a subsidiary of Sara Lee. The pro forma adjustments are based on available information and upon assumptions Coach believes are reasonable. The pro forma consolidated and combined statements of operations do not purport to represent what Coach's results of operations would actually have been or to project Coach's results of operations for any future period.



       UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF INCOME



                                                       FISCAL YEAR ENDED JULY 1, 2000
                                       --------------------------------------------------------------
                                                     CAPITAL         OPERATING            PRO FORMA
                                                    STRUCTURE        STRUCTURE               AS
                                        ACTUAL     ADJUSTMENTS      ADJUSTMENTS           ADJUSTED
                                       ---------   -----------      -----------         -------------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............................  $ 548,918     $    --           $  --            $    548,918
Cost of sales........................    220,085                                             220,085
                                       ---------     -------           -----            ------------
Gross profit.........................    328,833          --              --                 328,833
Selling, general, and administrative
  expenses...........................    272,816                         232 (4)(5)          273,048
                                       ---------     -------           -----            ------------

Operating income.....................     56,017          --            (232)                 55,785
Interest income......................         33       1,806 (1)                               1,839
Interest expense.....................       (420)     (6,671)(2)                              (7,091)
                                       ---------     -------           -----            ------------
Income before income taxes...........     55,630      (4,865)           (232)                 50,533
Income taxes.........................     17,027      (1,489)(3)         (71) (3)             15,467
                                       ---------     -------           -----            ------------
Net income...........................  $  38,603     $(3,376)          $(161)           $     35,066
                                       =========     =======           =====            ============
Unaudited pro forma as adjusted net
  income per share...................                                                   $       0.83
                                                                                        ============
Shares used in computing unaudited
  pro forma as adjusted net income
  per share..........................                                                     42,406,333
                                                                                        ============



  UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF INCOME FOOTNOTES



(1) Reflects interest income earned on cash deposits with Sara Lee at an assumed annual rate of 6.42%.



(2) Reflects:



    - the assumption, prior to the offering, of $190 million of indebtedness to a subsidiary of Sara Lee and the resulting reduction in equity;



    - our sale of 7,380,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share and after deducting an assumed underwriting discount and estimated offering expenses payable by Coach;

    - our use of the net offering proceeds of $99 million to repay a portion of the $190 million of indebtedness and interest expense on the unpaid balance of the indebtedness of $91 million at an assumed annual rate of 6.92%, resulting in a $6.3 million expense in fiscal year 2000;



    - $0.3 million of interest expense incurred in fiscal year 2000 as a result of borrowings under our revolving credit facility at an assumed annual rate of 6.92%; and



    - $0.07 million of expense as a result of a commitment fee of 0.1% on unborrowed amounts under our revolving credit facility.



(3) Reflects the impact of income taxes at an effective tax rate of 30.6%.



(4) Reflects a net $0.165 million expense resulting from the difference in estimated costs for the services to be provided by Sara Lee under the Master Transitional Services Agreement, at a cost of $1.0 million per year, from the costs historically allocated to us for these services.



(5) Reflects a $0.067 million expense related to the conversion of Sara Lee stock options into Coach stock options. All eligible options are assumed to convert using an assumed Sara Lee stock price, the closing price of Sara Lee stock on August 23, 2000, of $19.06 and an initial public offering price of $15.00.



Upon Sara Lee's planned distribution of our common stock, we will no longer be permitted to participate in Sara Lee's benefit plans, insurance plans and working capital funding arrangements. Following this offering and Sara Lee's distribution of our stock, we may incur transition costs and increased costs for these and other items. At this time, we cannot estimate the amount or timing of these costs and, accordingly, we have not included this amount in the pro forma as adjusted amounts.

          UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET



                                                                           AS OF JULY 1, 2000
                                                    -----------------------------------------------------------------
                                                                  CAPITAL                                  PRO FORMA
                                                                 STRUCTURE             OFFERING               AS
                                                     ACTUAL     ADJUSTMENTS          ADJUSTMENTS           ADJUSTED
                                                    ---------   ------------         ------------         -----------
                                                                         (DOLLARS IN THOUSANDS)
ASSETS
Total current assets..............................  $133,688                                               $133,688
Receivable from Sara Lee..........................    63,783     $ (63,783)(1)                                   --
Trademark and other assets........................    10,590                                                 10,590
Property, net.....................................    65,184                                                 65,184
Deferred income taxes.............................    18,189                                                 18,189
Goodwill, net.....................................     5,219                                                  5,219
                                                    --------     ---------             --------            --------
Total assets......................................  $296,653     $ (63,783)            $                   $232,870
                                                    ========     =========             ========            ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities.........................  $ 79,599                           $    (21)(4)        $ 79,578
Long-term debt....................................     3,735     $ 190,000(2)           (99,000)(5)          94,735
Other Liabilities.................................       511                                                    511
Preferred stock (authorized 25,000,000 shares;
  $.01 par value)
  None issued.....................................        --                                                     --
Common stock (authorized 100,000,000 shares; $.01
  par value) issued--1,000 shares on an actual
  basis, 42,406,333 on a pro forma as adjusted
  basis...........................................        --           350(3)                74(5)              424
Capital surplus...................................        --       (41,030)(2)(3)        98,947(4)(5)        57,917
Sara Lee Corporation equity.......................   213,103      (213,103)(1)(2)(3)                             --
Accumulated other comprehensive loss..............      (295)                                                  (295)
                                                    --------     ---------             --------            --------

Total equity......................................   212,808      (253,783)              99,021              58,046
                                                                                                                 --
                                                    --------     ---------             --------            --------
Total liabilities and common stockholders'
  equity..........................................  $296,653     $ (63,783)            $                   $232,870
                                                    ========     =========             ========            ========



     UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED BALANCE SHEET FOOTNOTES



(1) Reflects the capitalization of the receivable from Sara Lee in the amount of $63.8 million into Sara Lee Corporation equity.



(2) Reflects the assumption, prior to the offering, of $190 million of indebtedness to a subsidiary of Sara Lee and the resulting reduction in equity.



(3) Reflects a 35,026.333 to 1.0 common stock split that will result in 35,026,333 shares of Coach common stock outstanding after the split.



(4) Reflects a $0.021 million tax benefit related to the conversion of Sara Lee employee stock options into Coach employee stock options. All eligible options are assumed to convert based on an assumed Sara Lee stock price of $19.06, the closing price of Sara Lee stock on August 23, 2000, and initial public offering price of $15.00.



(5) Reflects use of the estimated net offering proceeds to repay a portion of the $190 million of indebtedness, resulting in an unpaid balance of approximately $91 million.



Upon Sara Lee's planned distribution of our common stock, we will no longer be permitted to participate in Sara Lee's benefit plans, insurance plans and working capital funding arrangements. Following this offering and Sara Lee's distribution of our stock, we may incur transition costs and increased costs for these and other items. At this time, we cannot estimate the amount or timing of these costs and, accordingly, we have not included this amount in the pro forma as adjusted amounts.

                            SELECTED FINANCIAL DATA



    The following tables present our selected financial data. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes to those statements. Our statements of operations set forth below for the years ended June 28, 1997, June 27, 1998, July 3, 1999 and July 1, 2000 and balance sheet data at June 27, 1998, July 3, 1999 and July 1, 2000 are derived from our historical financial statements which have been audited by Arthur Andersen LLP, independent auditors, whose report is included in this prospectus. The statements of operations data for the year ended
June 29, 1996 are derived from our unaudited financial data that is not included in this prospectus.



    The historical financial information may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.



                                                           FISCAL YEAR ENDED
                                      -----------------------------------------------------------
                                       JUNE 29,     JUNE 28,    JUNE 27,     JULY 3,     JULY 1,
                                         1996         1997        1998        1999        2000
                                      -----------   ---------   ---------   ---------   ---------
                                      (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA: (1)
Net sales...........................   $512,645     $540,366    $522,220    $507,781    $548,918
Cost of sales.......................    211,977      227,086     235,512     226,190     220,085
                                       --------     --------    --------    --------    --------
Gross profit........................    300,668      313,280     286,708     281,591     328,833
Selling, general and administrative
  expenses..........................    238,621      269,011     261,695     255,008     272,816
Unusual items.......................         --           --          --       7,108          --
                                       --------     --------    --------    --------    --------
Operating income....................     62,047       44,269      25,013      19,475      56,017
Net interest expense................        247          492         236         414         387
Minority interest...................         --           95         (66)         --          --
                                       --------     --------    --------    --------    --------
Income before income taxes..........     61,800       43,682      24,843      19,061      55,630
Income taxes........................     18,940       11,645       4,180       2,346      17,027
                                       --------     --------    --------    --------    --------
Net income..........................   $ 42,860     $ 32,037    $ 20,663    $ 16,715    $ 38,603
                                       ========     ========    ========    ========    ========
UNAUDITED PRO FORMA STATEMENT OF
  OPERATINS DATA: (2)
Unaudited pro forma as adjusted net
  income............................                                                    $ 35,066
                                                                                        ========
Unaudited pro forma as adjusted
  basic net income per share........                                                    $   0.83
                                                                                        ========
Shares used in computing unaudited
  pro forma as adjusted basic net
  income per share..................                                                      42,406
                                                                                        ========
Unaudited pro forma as adjusted
  diluted net income per share......                                                    $   0.83
                                                                                        ========
Shares used in computing unaudited
  pro forma as adjusted diluted net
  income per share..................                                                      42,440
                                                                                        ========

                                             FISCAL YEAR ENDED                          PRO FORMA
                       -------------------------------------------------------------   -----------
                        JUNE 29,      JUNE 28,     JUNE 27,     JULY 3,     JULY 1,      JULY 1,
                          1996          1997         1998        1999        2000       2000 (2)
                       -----------   -----------   ---------   ---------   ---------   -----------
                                                 (DOLLARS IN THOUSANDS)
                       (UNAUDITED)   (UNAUDITED)                                       (UNAUDITED)
CONSOLIDATED AND
  COMBINED BALANCE
  SHEET DATA:
Working capital......   $ 38,614      $ 65,709     $ 95,554    $ 51,685    $ 54,089     $ 54,110
Total assets.........    237,234       252,929      257,710     282,088     296,653      232,870
Inventory............     92,814       102,209      132,400     101,395     102,097      102,097
Receivable from
  Sara Lee (3).......         --            --           --      54,150      63,783           --
Payable to Sara Lee..      6,541         8,300       11,088          --          --           --
Long term debt.......      3,845         3,845        3,845       3,810       3,775       94,775
Stockholders' net
  investment (3).....    131,961       165,361      186,859     203,162     212,808       58,046


------------------------


(1) Coach's fiscal year ends on the Saturday closest to June 30. Fiscal year 1999 was a 53-week year, while fiscal years 1996, 1997, 1998, and 2000 were 52-week years.



(2) For a detailed description of the pro forma adjustments, see "Unaudited Pro Forma Financial Information."



(3) Coach and Sara Lee expect that, prior to the offering, the receivable from Sara Lee will be capitalized into stockholders' net investment. No cash will be paid or collected by either party.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Coach was founded in 1941 and has been owned by Sara Lee since 1985. Coach is a leading designer, producer and marketer of high-quality, modern, American classic accessories. Our primary product offerings include handbags, men's and women's accessories, business cases, luggage and travel accessories, personal planning products, leather outerwear, gloves and scarves.


    Coach generates sales by selling its products directly to consumers and to wholesale customers and by licensing its brand name to select manufacturers. Direct to consumer sales consist of sales of Coach products through our 106 company-operated U.S. retail stores, our direct mail catalogs, our e-commerce website, COACH.COM, and our 63 company-operated U.S. factory stores. Wholesale sales consist of sales of Coach products to approximately
1,400 department store and specialty retailer locations in the U.S., and approximately 175 international department store, retail store and duty free shop locations in 18 countries. In the U.S., Coach generates additional wholesale sales through business-to-business programs, in which companies purchase Coach products to use as gifts or incentive rewards. Licensing revenues consist of royalties paid to Coach under licensing arrangements with select manufacturers for the sale of Coach branded watches, footwear, furniture and eyewear.


    Our net sales grew at a compound annual growth rate of approximately 32% from $19.0 million in 1985, when we were acquired by Sara Lee, to $540.4 million in fiscal year 1997. In fiscal years 1998 and 1999, we experienced sales declines of 3.4% and 2.8%, respectively, our first year-to-year sales declines since becoming part of Sara Lee. While Coach remained a leader in classically styled leather goods, handbags and accessories, consumers began to demand more fashion-oriented products using lighter-weight materials, which some of our competitors offered. At the same time, the economic downturn in Asia significantly curtailed tourism and consumer spending, and thus adversely affected our sales to Japanese consumers, our most important international consumer group. During fiscal years 1997 through 1999, we also experienced reduced profitability due to lower gross profits associated with slowing and declining sales coupled with additional costs related to investments in new stores, design talent, advertising and company-wide systems.


    During this period, we implemented these and other initiatives to reorganize our business and to enable us to deliver new products in a broader array of materials and styles. Both domestic and international sales increased substantially during fiscal 2000, primarily as a result of demand for our new product assortments and new store openings, as well as the economic recovery in Asia. The increase in sales, combined with a lower manufacturing cost structure, improved our profitability during this period.



    Our cost of sales consists of the costs associated with manufacturing our products. Our gross profit is dependent upon a variety of factors and may fluctuate from quarter to quarter. These factors include changes in the mix of products we sell, fluctuations in cost of materials and changes in the relative sales mix among our distribution channels. Direct to consumer sales generate higher gross margins than wholesale sales, because we earn both the wholesale margin and the retail margin on these sales. International sales generate higher gross margins than U.S. wholesale sales because international retail prices are higher.



    Selling, general and administrative, or SG&A, expenses consist of all expenses directly related to selling our products, such as store rent payments, store employee compensation, product distribution expenses, marketing and promotion costs, mail order costs, new product design and other administrative expenses. SG&A expenses are affected by the number of stores we operate in any fiscal period and the relative proportions of retail and wholesale sales. SG&A expenses increase as we operate more stores, although an increase in the number of stores generally enables us to spread the fixed portion of our SG&A expenses over a larger sales base.



    In fiscal year 1998, we discontinued our Mark Cross product line, which consisted of women's and men's leather accessories and gifts, due to poor performance and to allow us to focus our attention and resources on the Coach brand. In that year we also discontinued our Coach men's apparel line and converted our footwear business model. Previously, we purchased footwear from an independent manufacturer and sold the products to wholesale accounts and retail consumers. Our new model is a licensing relationship, where a third party manufactures the product and sells it under the Coach brand name to wholesale accounts, as well as to select Coach direct to consumer venues. The cost incurred in fiscal year 1998 to discontinue the Mark Cross product line was $5.7 million, including the cost of closing its seven retail stores. We also incurred approximately $1.3 million in severance expense in connection with the discontinuation of our men's apparel line and the conversion of our footwear relationship.



    As part of the transformation of our business, we consolidated our distribution operations into our Jacksonville, Florida distribution facility in fiscal year 1999 to reduce costs and provide capacity for future unit growth. In addition, we significantly reduced manufacturing operations in our Carlstadt, New Jersey facility and transferred production to lower cost independent manufacturers, primarily outside the U.S. We continue to manufacture prototypes at the Carlstadt facility. The total cost of the reorganization of our distribution and manufacturing operations in fiscal year 1999 was $7.1 million, comprised of $5.7 million associated with the Carlstadt shutdown, $1.1 million associated with manufacturing reductions in Medley, Florida and $0.3 million associated with manufacturing reductions in Florence, Italy.



    Our fiscal year ends on the Saturday closest to June 30. Fiscal year 1999 consisted of 53 weeks and fiscal years 1997, 1998 and 2000 each consisted of 52 weeks.


SALES

    The following discussion and table provides further information regarding our two distribution channels, our net sales by region, and our annual and interim results.


                                                                        FISCAL YEAR ENDED
                                                           -------------------------------------------
                                                           JUNE 28,    JUNE 27,    JULY 3,    JULY 1,
                                                            1997(1)     1998(1)    1999(2)      2000
                                                           --------    --------    -------    -------
                                                                      (DOLLARS IN MILLIONS)
NET SALES
By Channel:
  Direct to Consumer.....................................   $331.0      $333.5      $336.5     $352.0
  Wholesale..............................................    209.4       188.7       171.3      196.9
                                                            ------      ------      ------     ------
                                                            $540.4      $522.2      $507.8     $548.9
                                                            ======      ======      ======     ======
By Region:
  United States..........................................   $485.4      $478.6      $463.0     $488.8
  International..........................................     55.0        43.6        44.8       60.1
                                                            ------      ------      ------     ------
                                                            $540.4      $522.2      $507.8     $548.9
                                                            ======      ======      ======     ======


--------------


(1) Includes net sales of our discontinued Mark Cross product line of $16.4 million and $6.5 million for fiscal years 1997 and 1998, respectively.



(2) 53 week fiscal year.

                                                                          FISCAL YEAR ENDED
                                                             -------------------------------------------
                                                             JUNE 28,    JUNE 27,    JULY 3,    JULY 1,
                                                               1997        1998        1999       2000
                                                             --------    --------    -------    -------
                                                                        (PERCENTAGE OF TOTAL)
NET SALES
By Channel:
  Direct to Consumer.......................................     61.3%       63.9%      66.3%      64.1%
  Wholesale................................................     38.7%       36.1%      33.7%      35.9%
                                                               -----       -----      -----      -----
                                                               100.0%      100.0%     100.0%     100.0%
                                                               =====       =====      =====      =====
By Region:
  United States............................................     89.8%       91.7%      91.2%      89.1%
  International............................................     10.2%        8.3%       8.8%      10.9%
                                                               -----       -----      -----      -----
                                                               100.0%      100.0%     100.0%     100.0%
                                                               =====       =====      =====      =====



    Direct to consumer net sales increased from $331.0 million, or 61.3% of total net sales, in fiscal year 1997 to $352.0 million, or 64.1% of total net sales, in fiscal year 2000. The growth in direct to consumer net sales was primarily attributable to an increase in the number of our stores throughout the U.S. Since the beginning of 1997, we have opened 25 retail stores and 21 factory stores, while closing 11 retail stores and four factory stores.



    Wholesale net sales decreased from $209.4 million in fiscal year 1997 to $196.9 million in fiscal year 2000. This decrease was primarily the result of a decline in shipments to U.S. department stores and third-party international distributors, partially offset by growth in sales in our business to business programs.



RESULTS OF OPERATIONS



    The following tables set forth, for the periods indicated, actual results and the percentage relationship to total net sales of selected items in our combined statements of income:



                                                                       FISCAL YEAR ENDED
                                                          -------------------------------------------
                                                          JUNE 28,    JUNE 27,    JULY 3,    JULY 1,
                                                           1997(1)     1998(1)    1999(2)      2000
                                                          --------    --------    -------    -------
                                                                     (DOLLARS IN MILLIONS)
Net sales...............................................   $540.4      $521.9      $507.0     $547.1
Licensing revenue.......................................       --         0.3         0.8        1.8
                                                           ------      ------      ------     ------
Total net sales.........................................    540.4       522.2       507.8      548.9
Gross profit............................................    313.3       286.7       281.6      328.8
Selling, general and administrative expenses............    269.0       261.7       255.0      272.8
                                                           ------      ------      ------     ------
Operating income before reorganization costs............     44.3        25.0        26.6       56.0
Reorganization costs....................................       --          --         7.1         --
                                                           ------      ------      ------     ------
Operating income........................................     44.3        25.0        19.5       56.0
Net interest expense....................................     (0.5)       (0.2)       (0.4)      (0.4)
Minority interest.......................................     (0.1)        0.1          --         --
                                                           ------      ------      ------     ------
Income before income taxes..............................     43.7        24.9        19.1       55.6
Income taxes............................................     11.7         4.2         2.4       17.0
                                                           ------      ------      ------     ------
Net income..............................................   $ 32.0      $ 20.7      $ 16.7     $ 38.6
                                                           ======      ======      ======     ======

                                                                       FISCAL YEAR ENDED
                                                          -------------------------------------------
                                                          JUNE 28,    JUNE 27,    JULY 3,    JULY 1,
                                                           1997(1)     1998(1)    1999(2)      2000
                                                          --------    --------    -------    -------
                                                                   (PERCENTAGE OF NET SALES)
Total net sales.........................................    100.0%      100.0%      100.0%     100.0%
Gross margin............................................     58.0        54.9        55.4       59.9
Selling, general and administrative expenses............     49.8        50.1        50.2       49.7
                                                           ------      ------      ------     ------
Operating income before reorganization costs............      8.2         4.8         5.2       10.2
Reorganization costs....................................      0.0         0.0         1.4        0.0
                                                           ------      ------      ------     ------
Operating income........................................      8.2         4.8         3.8       10.2
Net interest expense....................................     (0.1)         --          --       (0.1)
Minority interest.......................................       --          --          --         --
                                                           ------      ------      ------     ------
Income before income taxes..............................      8.1         4.8         3.8       10.1
Income taxes............................................      2.2         0.8         0.5        3.1
                                                           ------      ------      ------     ------
Net income..............................................      5.9%        4.0%        3.3%       7.0%
                                                           ======      ======      ======     ======


--------------


(1) Includes net sales of our discontinued Mark Cross product line of $16.4 million and $6.5 million for fiscal years 1997 and 1998, respectively.



(2) 53 week fiscal year.



FLUCTUATIONS IN QUARTERLY OPERATING RESULTS



    We have experienced, and expect to continue to experience, fluctuations in our quarterly operating results. Although there are numerous factors that can contribute to these fluctuations, the principal factor is seasonality.



    SEASONALITY. Because our products are frequently given as gifts, we have historically realized, and expect to continue to realize, higher sales and operating income in the second quarter of our fiscal year which includes the holiday months of November and December. We have sometimes experienced, and may continue to experience, net losses in any or all of our first, third or fourth fiscal quarters. The higher sales in the second quarter typically result in higher operating profits and margins. This is due to higher gross profits, with no substantial corresponding increase in fixed costs related to operating retail stores and other administrative and selling costs, which remain fairly constant throughout the year. During the holiday season, these fixed costs are spread over more sales, resulting in greater operating profits expressed in both dollars and as a percentage of sales in the second quarter compared to the other three quarters. We anticipate that our sales and operating profit will continue to be seasonal in nature.



    OTHER FACTORS. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including:



    - the timing of new store openings;



    - net sales and profits contributed by new stores;



    - shifts in the timing of holidays;



    - changes in our merchandise mix; and



    - the timing of new catalog releases and new product introductions.

QUARTERLY OPERATING RESULTS



    The following tables set forth for the periods indicated, actual results and the proportion of total year results, for selected items in our combined statements of income. The financial information for these quarterly periods is unaudited and includes adjustments consisting only of normal and recurring accruals that management considered necessary for a fair presentation of our operating results.


                                    FISCAL YEAR ENDED JULY 3, 1999
                       ---------------------------------------------------------
                          Q1          Q2          Q3         Q4(1)     TOTAL(1)
                          --          --          --         -----     --------
                                        (UNAUDITED)
                       ---------------------------------------------
                                         (DOLLARS IN MILLIONS)
Total net sales......  $109.6      $177.9      $102.0      $118.3      $507.8
Gross profit.........    59.1       101.1        55.5        65.9       281.6
Selling, general and
  administrative
  expenses...........    55.2        72.6        58.3        68.9       255.0
Reorganization
  costs..............     7.1        --          --          --           7.1
Operating income.....    (3.2)       28.5        (2.8)       (3.0)       19.5
Net income...........  $ (2.9)     $ 24.9      $ (2.5)     $ (2.8)     $ 16.7

                                    FISCAL YEAR ENDED JULY 1, 2000
                       ---------------------------------------------------------
                          Q1          Q2          Q3          Q4         TOTAL
                          --          --          --          --         -----
                                        (UNAUDITED)
                       ---------------------------------------------
                                         (DOLLARS IN MILLIONS)
Total net sales......  $118.0      $194.1      $115.1      $121.7      $548.9
Gross profit.........    63.3       120.5        70.2        74.8       328.8
Selling, general and
  administrative
  expenses...........    60.3        79.7        65.7        67.1       272.8
Reorganization
  costs..............    --          --          --          --          --
Operating income.....     3.0        40.8         4.5         7.7        56.0
Net income...........  $  2.0      $ 28.3      $  3.0      $  5.3      $ 38.6


                                    FISCAL YEAR ENDED JULY 3, 1999
                       ---------------------------------------------------------
                          Q1          Q2          Q3         Q4(1)     TOTAL(1)
                          --          --          --         -----     --------
                                      (PERCENTAGE OF TOTAL YEAR)
Total net sales......    21.6 %      35.0%       20.1 %      23.3 %     100.0%
Gross profit.........    21.0        35.9        19.7        23.4       100.0
Selling, general and
  administrative
  expenses...........    21.7        28.4        22.9        27.0       100.0
Reorganization
  costs..............   100.0         0.0         0.0         0.0       100.0
Operating income.....   (16.5)      146.3       (14.2)      (15.6)      100.0
Net income...........   (17.5)%     149.0%      (15.1)%     (16.4)%     100.0%

                                    FISCAL YEAR ENDED JULY 1, 2000
                       ---------------------------------------------------------
                          Q1          Q2          Q3          Q4         TOTAL
                          --          --          --          --         -----
                                      (PERCENTAGE OF TOTAL YEAR)
Total net sales......    21.5%       35.3%       21.0%       22.2%      100.0%
Gross profit.........    19.3        36.6        21.4        22.7       100.0
Selling, general and
  administrative
  expenses...........    22.1        29.2        24.1        24.6       100.0
Reorganization
  costs..............    --          --          --          --          --
Operating income.....     5.4        72.9         8.0        13.7       100.0
Net income...........     5.3%       73.2%        7.9%       13.6%      100.0%


------------------


(1) Includes 53rd week in fiscal year 1999.



FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999


  NET SALES


    Net sales increased by 8.1% to $548.9 million in fiscal 2000 from $507.8 million during fiscal 1999. These results reflect increased volume in the wholesale channels and, to a lesser extent, in the direct to consumer channel.



    DIRECT TO CONSUMER. Net sales increased 4.6% to $352.0 million in fiscal 2000 from $336.5 million during fiscal 1999. This sales growth was primarily attributable to comparable store sales growth of 7.8% and the opening of eight new retail stores and two new factory stores. Comparable store sales growth for retail stores and factory stores open for one full year was 12.3% and 3.5%, respectively. We renovated 23 retail stores during fiscal 2000, which generated incremental sales growth after their renovation. This growth was partially offset by a $7.3 million reduction of warehouse sales events and employee sales, the closing of three retail stores and one factory store and the temporary closure of some stores for renovations.

    WHOLESALE. Net sales increased 14.9% to $196.9 million in fiscal 2000 from $171.3 million during fiscal 1999. This increase resulted from increased demand for our new product assortments and the economic recovery in Asia. Licensing revenue increased 138% to $1.8 million in fiscal 2000. This increase reflects the full year impact of the Coach footwear licensing arrangement and the introduction of the furniture licensing arrangement in July 1999.


  GROSS PROFIT


    Gross profit increased 16.8% to $328.8 million in fiscal 2000 from $281.6 million in fiscal 1999. Gross margin increased to 59.9% in fiscal 2000 from 55.4% in fiscal 1999. This increase in gross margin was primarily due to manufacturing and sourcing cost reductions realized during fiscal 2000 from our reorganization that commenced in 1999, as well as increased sales at our retail stores and increased shipments to international distributors. In fiscal 2000, approximately 65% of our total units produced were manufactured by independent manufacturers, compared to approximately 48% in fiscal 1999. Gross profit also increased as a result of the reduction of warehouse sales events and the reduction in employee sales, which have lower gross margins.


  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    SG&A expenses increased 7.0% to $272.8 million in fiscal 2000 from $255.0 million in fiscal 1999. As a percentage of net sales, SG&A expenses were 49.7%, compared to 50.2% in fiscal 1999. SG&A expenses in fiscal 2000 increased in dollars but decreased as a percentage of net sales. These changes primarily resulted from increases in performance-based compensation of $11.3 million, operating costs associated with eight retail store and two factory store openings and store expansions of $2.5 million, design expenses of $3.2 million and advertising expenses of $2.3 million.


  OPERATING INCOME


    Operating income increased 187.2% to $56.0 million in fiscal 2000 from $19.5 million in fiscal 1999. Before the impact of reorganization costs in fiscal 1999, operating income increased 110.5% to $56.0 million in fiscal 2000 from $26.6 million in fiscal 1999. This increase resulted from the overall increase in sales and improved gross margin in fiscal 2000, which was partially offset by an increase in SG&A expenses.


  INCOME TAXES


    Our effective tax rate increased to 30.6% in fiscal 2000 from 12.3% during fiscal 1999, due to a lower percentage of income attributable to off-shore manufacturing that is taxed at lower rates.


  NET INCOME


    Net income increased 131.1% to $38.6 million in fiscal 2000 from $16.7 million during fiscal 1999. This increase was the result of increased operating income partially offset by a higher provision for taxes.



FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998


  NET SALES

    Net sales decreased 2.8% to $507.8 million in fiscal 1999 from $522.2 million in fiscal 1998. These results reflect lower volume within the wholesale business being partially offset by increased direct to consumer sales and the fact that 1999 was a 53-week year.


    DIRECT TO CONSUMER. Net sales increased 0.9% to $336.5 million in 1999 from $333.5 million in fiscal 1998. This increase was due to the inclusion of $5.3 million of sales in week 53 of fiscal 1999 and sales generated by four new retail stores and two new factory stores. During this same period, we closed three retail stores and two factory stores. Overall, comparable store sales decreased 3.0%. Comparable store sales for the retail stores and factory stores open for one full year increased 1.8% and decreased 7.5%, respectively, in fiscal 1999. The increase in net sales was offset by a $4.7 million decrease in net sales attributable to the discontinuation of the Mark Cross product line and by lower catalog sales.

    WHOLESALE. Sales decreased 9.2% to $171.3 million in fiscal 1999 from $188.7 million in fiscal 1998. These results were primarily due to increased competition from designer brands in the U.S. market as well as a shift in consumer demand from leather to mixed material and non-leather products. Discontinuation of the Mark Cross product line reduced wholesale shipments by $1.8 million. Fiscal 1999 wholesale results include $1.8 million of sales in week 53. Licensing revenue increased 167% to $0.8 million in fiscal 1999 from $0.3 million in fiscal 1998. This increase reflects the full year impact of the Coach watch licensing arrangement.

  GROSS PROFIT


    Gross profit decreased 1.8% to $281.6 million in fiscal 1999 from $286.7 million in fiscal 1998 primarily as a result of lower sales. Gross margin increased to 55.4% in fiscal 1999 from 54.9% in fiscal 1998. This increase in gross margin was primarily due to the increase in net sales of Coach's higher margin direct to consumer sales as a percentage of total net sales, as well as decreased manufacturing costs realized during fiscal 1999, resulting primarily from our manufacturing and sourcing reorganization that commenced in 1999.


  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    SG&A expenses decreased 2.6% to $255.0 million in fiscal 1999 from $261.7 million in fiscal 1998. As a percentage of net sales, SG&A expenses increased to 50.2% in fiscal 1999 as compared to 50.1% in fiscal 1998. The decrease in SG&A expenses was primarily the result of a fiscal 1998
$7.0 million one-time charge associated with the shutdown costs for Mark Cross stores and the men's apparel line along with the conversion of our footwear business. Bad debt expense decreased $2.5 million versus fiscal 1998. This was due to enhanced product fulfillment, which has significantly reduced wholesale account chargebacks, and process improvements in our retail stores that have minimized losses from returned checks. These reductions were partially offset by new store operating costs for four retail and two factory stores of $2.7 million and one-time store closure costs of $4.2 million.



    Additionally, information technology expenses in fiscal 1999 were $4.3 million less than fiscal 1998. The reduction in expenses was due to lower development and training costs following the 1997 implementation of our enterprise resource planning software system, which supports our accounting, procurement, inventory control and sales functions.


  REORGANIZATION COSTS


    In fiscal 1999, we reorganized and consolidated our manufacturing and distribution operations, which resulted in reorganization costs of $7.1 million. This reorganization included the closure of the Carlstadt, New Jersey warehouse and distribution center; the closure of the Italian manufacturing operation; and the reorganization of the Florida manufacturing facility. The reorganization plan included the elimination of 737 employee positions. These actions, intended to reduce costs, resulted in the transfer of production to lower cost third-party manufacturers and the consolidation of all distribution functions at the Jacksonville, Florida distribution center.



    The restructuring charge consisted of $5.9 million of workers' separation costs and $1.2 million in lease termination fees.



    These actions were undertaken to reduce product cost and distribution expense. Savings from these actions were realized in fiscal years 1999 and 2000 and are expected to favorably impact future operating results.



    During 1999, we closed the Carlstadt, New Jersey warehouse and distribution center and the Italian manufacturing operation. As contemplated in the original plan, a portion of the Carlstadt facility remains in use for product development. At July 1, 2000, all these reorganization actions were complete. Remaining workers' separation costs relate to unpaid costs for terminated employees, which will be paid by December 2000.

  OPERATING INCOME


    Operating income decreased 22.1% to $19.5 million in fiscal 1999 from $25.0 million in fiscal 1998. Operating income before reorganization costs increased 6.3% to $26.6 million in fiscal 1999 from $25.0 million in fiscal 1998, as a result of improved gross margins and a reduction in SG&A expenses, partially offset by decreased sales.


  INCOME TAXES

    Our effective tax rate decreased to 12.3% in fiscal 1999 from 16.8% in fiscal 1998, primarily due to tax benefits associated with product donations to charitable organizations. The relatively low effective tax rate for both 1999 and 1998 was attributable to off-shore manufacturing income that is taxed at lower rates.

  NET INCOME


    Net income declined 19.1% to $16.7 million in fiscal 1999 from $20.7 million in fiscal 1998. This decrease was the result of decreased operating income partially offset by a lower provision for taxes.



FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997


  NET SALES

    Net sales decreased 3.4% to $522.2 million in fiscal 1998 from $540.4 million in fiscal 1997. This decrease was the result of discontinuing the Mark Cross product line, increased competition from designer brands in the U.S. market as well as a shift in consumer demand from leather to mixed material and non-leather products.


    DIRECT TO CONSUMER. Net sales increased 0.8% to $333.5 million in fiscal 1998 from $331.0 million in fiscal 1997. Sales increased $8.6 million due to the opening of eight new retail stores and nine new factory stores in fiscal 1998, while closing five retail stores and one factory store. However, this increase was offset by a 5.0% decline in comparable store sales for retail stores open for one full year while comparable store sales for factory stores open for one full year were flat. Overall, comparable store sales decreased 2.5%. The sales increases were offset by a decrease of $9.0 million due to discontinuing the Mark Cross product line and a decrease of $3.9 million due to fewer employee sales.



    WHOLESALE. Net sales decreased 9.9% to $188.7 million in fiscal 1998 from $209.4 million in fiscal 1997. This decrease was attributable to a decline in shipments to international distributors as a result of the economic downturn in Asia and declining U.S. wholesale shipments because of our product assortment. Product returns from wholesale accounts in fiscal 1998 decreased by $4.3 million as compared to fiscal 1997. Royalties of $0.3 million were generated by the Coach watch licensing arrangement.


  GROSS PROFIT


    Gross profit decreased 8.5% to $286.7 million in fiscal 1998 from $313.3 million in fiscal 1997. Gross margin decreased to 54.9% in fiscal 1998 from 58.0% in fiscal 1997. This decrease in gross margin resulted from increased markdowns to move excess inventory, supply chain bottlenecks related to the introduction of new product categories and increased overhead costs in anticipation of increased production requirements that did not materialize.


  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    SG&A expenses decreased 2.7% to $261.7 million in fiscal 1998 from $269.0 million in fiscal 1997. As a percentage of net sales, SG&A expenses increased to 50.1% in fiscal 1998 from 49.8% fiscal 1997. In fiscal 1998, SG&A expenses benefited from $6.0 million in reductions associated with development and training costs following the implementation of the comprehensive planning software system in 1997. Additional decreases in SG&A expenses were achieved by the elimination of Mark Cross store expenses and the reduction of staff dedicated to the Mark Cross, men's apparel and footwear product lines. These permanent reductions of $7.8 million in annual costs were offset by one time costs of $7.0 million. These costs included unabsorbed store operating costs of $2.6 million, severance of $2.2 milion and losses on the disposition of fixed assets of $2.2 million, which were recognized in SG&A expense when management committed to a plan to close these stores in 1998. The store closures were completed in 1998. Fiscal 1998 also benefitted by a reduction in amortization of intangibles of $1.4 million versus fiscal 1997. These savings were partially offset by increased operating costs in fiscal 1998 related to the opening of eight retail stores and nine factory stores of $2.3 million.


  OPERATING INCOME


    Operating income decreased 43.5% to $25.0 million in fiscal 1998 from $44.3 million in fiscal 1997. This decrease was primarily a result of reduced comparable store sales, declining wholesale sales and lower gross margins, as well as increased costs to discontinue some of our product lines partially offset by a reduction in SG&A expenses.


  INCOME TAXES


    Our effective tax rate decreased to 16.8% in fiscal 1998 from 26.7% in fiscal 1997, due to a higher percentage of income attributable to off-shore manufacturing that is taxed at lower rates.


  NET INCOME


    Net income declined 35.5% to $20.7 million in fiscal 1998 from $32.0 million in fiscal 1997. This decrease was the result of decreased operating income partially offset by a lower provision for taxes.


LIQUIDITY AND CAPITAL RESOURCES


    Historically, Sara Lee has managed cash on a centralized basis for Coach and its other businesses. Cash receipts associated with our business have been transferred directly to Sara Lee on a daily basis and Sara Lee has provided funds to cover our disbursements. In accordance with the separation agreement, Sara Lee will transfer to us the assets and liabilities which relate to our business on the separation date, including an intercompany note payable to a Sara Lee subsidiary. The net proceeds of this offering will be used to repay a portion of this note.



    Cash provided by operating activities, defined as net income plus depreciation and amortization and the change in working capital, was $84.0 million for fiscal 2000. Cash provided by operating activities was $97.7 million in fiscal 1999 and $42.5 million in fiscal 1998.



    We had capital expenditures of $26.1 million in fiscal 2000, $13.5 million in fiscal 1999 and $15.2 million in fiscal 1998. Capital expenditures in fiscal 2000 consisted of $18.9 million for investments in retail stores, $1.2 million primarily for the renovation of wholesale locations and $6.0 million for corporate activities, including the purchase of computer equipment.



    Our future capital requirements will depend on the timing and rate of expansion of our businesses, new store openings, renovations and international expansion opportunities. On July 2, 2000, we entered into a revolving credit facility with Sara Lee under which we may borrow up to $75 million. The revolving credit facility is available to fund general corporate purposes and terminates when Sara Lee no longer holds more than 50% of our outstanding capital stock. We anticipate that at or prior to such time we will enter into a revolving credit facility with a banking institution. We also will assume
$190 million of indebtedness which will be partially repaid with the net proceeds of the offering. Both the revolving credit facility and long term debt will contain covenants requiring us to maintain an interest coverage ratio of at least 1.75, and restrictions on mergers, significant property disposals, dividends, additional secured debt, sale and leaseback transactions and lease obligations in excess of amounts approved by Sara Lee. We are required to repay these borrowings from cash flows from operations as reduced by capital expenditures.



    We intend to open 50 new retail stores over the next three years. We plan to open 15 of these stores in fiscal year 2001, 15 in 2002, and 20 in 2003. We also expect to complete our store renovation program over that time period. We intend to finance these investments from internally generated cash flow or by drawing down from our revolving credit facility. Historically, new store opening costs are expensed as incurred and have not been significant to our results.



    We experience significant seasonal variations in our working capital requirements. During the first fiscal quarter we build inventory for the holiday selling season, open new retail stores and increase trade receivables. In the second fiscal quarter our working capital requirements are reduced substantially as we generate consumer sales and collect wholesale accounts receivable. In the first quarter of fiscal 2001, we anticipate purchasing $70 million of inventory which will be funded by operating cash flow and by borrowings under our revolving credit facility. We expect to repay those borrowings under the revolving credit facility in the second fiscal quarter. We believe that our operating cash flow together with our revolving credit facility will provide sufficient capital to fund our operations for the next 12 months.



    Until Sara Lee effects an exchange of its Coach common stock, we have agreed to not cause Sara Lee's ownership of our outstanding capital stock to fall below 80%. As a result, we may be required to repurchase shares of our common stock on the open market as options are exercised. We believe that our operating cash flow together with our revolving credit facility will provide sufficient funds for any required share repurchases.



SEPARATION AGREEMENTS WITH SARA LEE



    We have entered into various agreements with Sara Lee which govern the separation of our business from, and our ongoing business relationship with, Sara Lee. These agreements are described in detail in the section of this prospectus entitled "Certain Relationships and Related Transactions."



    Under the Master Transitional Services Agreement, Sara Lee will continue to provide accounting, treasury, internal audit, information and other administrative services to us for up to two years after this offering, for a fee of $1.0 million per year. We estimate that the incremental cost of this fee, as compared to the costs that Sara Lee charged us for these services in fiscal year 2000, is $0.165 million and we have reflected this amount in the unaudited pro forma financial information contained elsewhere in this prospectus.



    Under the Employee Matters Agreement and the Insurance and Indemnification Agreement, we will continue to participate in Sara Lee's employee benefit and pension programs, health benefit program and group insurance plans, and we will be covered by Sara Lee's insurance policies, until the earlier of the date Sara Lee is no longer allowed to consolidate our results of operations and financial position or the date we establish our own plans. We may incur increased costs for the plans and programs we establish after this offering, however, the timing and future costs of these plans and programs cannot currently be determined.



    The Lease Indemnification and Reimbursement Agreement relates to the transfer of leases to us from Sara Lee. Currently, Sara Lee is a guarantor or a party to virtually all of our store leases. We have agreed to make efforts to remove Sara Lee from all of our existing leases and, with a few exceptions, Sara Lee will not guarantee or be a party to any new or renewed leases that we enter into after our separation from Sara Lee. We have agreed to obtain a letter of credit for the benefit of Sara Lee in an amount approximately equal to the annual minimum rental payments under leases transferred to us by Sara Lee but for which Sara Lee retains contingent liability. We are required to obtain this letter of credit as of the date Sara Lee no longer is allowed to consolidate our results of operations and financial position, and to maintain the letter of credit until the annual minimum rental payments under the relevant leases are less than $2.0 million. We currently expect the initial letter of credit to have a maximum amount of approximately $23 million and that we will be required to maintain the letter of credit for at least 10 years. Since the amount of the letter of credit will not be known until Sara Lee no longer is allowed to consolidate our results of operations and financial position, and the terms of the letter of credit will not be negotiated until that time, an estimate of the fees we will incur for this letter of credit cannot currently be made and are not reflected in the pro forma financial information contained in this prospectus.


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    FOREIGN EXCHANGE


    Approximately 65% of our fiscal year 2000 non-licensed product needs are purchased from independent manufacturers in countries such as China, Costa Rica, Mexico, India, the Dominican Republic, Italy, Spain, Hungary and Turkey. Additionally, sales are made through international channels to third-party distributors. Substantially all purchases and sales involving international parties are denominated in U.S. dollars and therefore are not hedged using any derivative instruments. We have not used foreign exchange instruments in the past nor do we expect to use them in the future.


    INTEREST RATE


    Historically, Sara Lee has made all of our cash management and short term investment decisions. We have fixed rate long-term debt related to the Jacksonville distribution center and use the sensitivity analysis technique to evaluate the change in fair value of this debt instrument. At the end of 2000, the effect of a 10% change in market interest rates was approximately
$0.2 million. We do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.


    COMMODITY


    We buy tanned leather from various suppliers based upon fixed price purchase contracts that extend for periods up to six months. These purchases are not hedged with any derivative instrument. Due to the purchase contracts that are in place, we do not expect that a sudden short-term change in leather prices will have a significant effect on our operating results or cash flows. However, we use the sensitivity analysis technique to evaluate the change in fair value of the leather purchases based upon longer-term price trends. At the end of 2000, a 10% change in the underlying price of tanned leather would have had a $7.1 million effect on cost of sales.



EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS



    In June 1998 and June 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." These statements outline the accounting treatment for all derivative activity. Since we do not use derivative instruments, these accounting statements will not have an effect on us.



    In May 2000, the Emerging Issues Task Force of the Financial Accounting Standards Board ("EITF") announced that it reached a conclusion on Issue 00-14 "Accounting for Certain Sales Incentives." Issue 00-14 establishes requirements for the recognition and display of sales incentives such as discounts, coupons and rebates within the financial statements. The EITF conclusions on this issue will become effective for reporting periods beginning July 1, 2000. We have not historically offered discount coupons or rebates to customers. Any product discounts offered to customers are reflected as a reduction in the selling price of the product recorded in net sales. Therefore, this new rule will not have a material effect on our reported results or financial position.

    In July 2000, the EITF announced that it reached a conclusion on Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." Issue 00-10 indicates that all amounts billed to customers as part of a sale transaction related to shipping and handling represent revenue and should be recorded in net sales. Because of the timing of the release of these conclusions, we have not yet fully assessed the effect of this statement on our results of operations. Based upon available information, it is likely that the implementation of these standards will result in the reclassification of shipping and handling fees from selling, general and administrative expense to net sales. At this time, we do not believe that the adoption of this statement will impact our operating income, income before income taxes, net income or financial position. The EITF conclusions on this issue will become effective for reporting periods beginning no later than April 1, 2001.



REORGANIZATION COSTS



    In the first quarter of fiscal 2001, management of Sara Lee and Coach committed to and announced a plan to close the Medley, Florida manufacturing facility by December 2000. This reorganization plan involves the termination of 362 manufacturing, warehousing and management employees at the Medley, Florida facility. These actions are intended to reduce costs by the resulting transfer of production to lower cost third-party manufacturers. We will record a reorganization cost of approximately $6.3 million in the first quarter of fiscal year 2001. The reorganization cost includes worker separation costs, lease termination costs, and the write down of long-lived assets to net realizable value.

                                    BUSINESS

OVERVIEW


    We are a leading designer, producer and marketer of high-quality, modern, American classic accessories that complement the diverse lifestyles of discerning women and men. We believe that Coach is one of the best recognized leather goods brands in the U.S. and is enjoying increased recognition in targeted international markets. We attribute the prominence of the Coach brand to the unique combination of our original American attitude and design, our heritage in fine leather products, our superior product quality and durability and our commitment to customer service. For fiscal year 2000, net sales were $548.9 million and operating income before reorganization costs was $56.0 million.



    Our primary product offerings include handbags, men's and women's accessories, business cases, luggage and travel accessories, personal planning products, leather outerwear, gloves and scarves. Together with our licensing partners, we also offer watches, footwear, furniture and eyewear with the Coach brand name. Our products are sold through a number of direct to consumer channels, including our:


    - 106 U.S. retail stores;

    - direct mail catalogs;

    - e-commerce website, COACH.COM; and

    - 63 U.S. factory stores.


    Our direct to consumer business represented approximately 64% of our total sales in fiscal year 2000. Our remaining sales were generated from products sold through a number of indirect channels, including:



    - approximately 1,400 department store and specialty retailer locations in the U.S.;



    - approximately 175 international department store, retail store and duty free shop locations in 18 countries; and


    - corporate sales programs.

    Founded in 1941, we have grown from a family-run workshop in a Manhattan loft to a premier accessories marketer in the U.S. We developed our initial expertise in the small-scale production of classic, high-quality leather goods constructed from "glove-tanned" leather with close attention to detail. By the 1980s, we had grown into a niche maker and marketer of traditionally styled, high-quality leather goods with expanding national brand recognition, selling our products through upscale department and specialty stores, our own retail stores and our first direct mail catalog. Sara Lee acquired the Coach Leatherware Company, our predecessor, in 1985. Since then, we have built upon our national brand awareness, expanded into international sales, particularly in Japan and East Asia, diversified our product offerings beyond handbags, further developed our multi-channel distribution strategy and licensed products with the Coach brand name.


    Our net sales grew at a compound annual growth rate of approximately 32%, from $19.0 million in 1985, when we were acquired by Sara Lee, to $540.4 million in fiscal year 1997. In fiscal years 1998 and 1999, we experienced sales declines of 3.4% and 2.8%, respectively, our first year-to-year sales declines since becoming a part of Sara Lee. These declines were primarily the result of changes in consumer preferences from leather to mixed material and non-leather products, which some of our competitors offered, and diminished demand for our products due to the economic downturn in Asia. During fiscal years 1997 through 1999, we also experienced reduced profitability.

    During this period, we embarked on a fundamental transformation of the Coach brand. We repositioned Coach's image in a modern, fashionable direction to make it more appealing to consumers. We built upon our popular core categories by introducing new products in a broader array of materials and styles to respond to consumers' demands for both fashion and function and we introduced new product categories. In 1999, we began renovating Coach retail stores, select U.S. department store locations and key international locations to create a modern environment to showcase our new product assortments and reinforce a consistent brand position. Over the last three years, we also have been implementing a flexible, cost-effective manufacturing model where independent manufacturers supply the majority of our products that allows us to bring our broader range of products to market more rapidly and efficiently.



    We believe that these strategic initiatives have succeeded in repositioning Coach as a modern lifestyle accessories brand. Primarily as a result of our repositioning initiatives, our sales increased 8.1% and our earnings from operations before reorganization costs increased 110.7% in fiscal year 2000, compared with fiscal year 1999.



    We have developed a number of strengths that we believe create significant competitive advantages. These include:


    - an established and growing brand franchise and a loyal consumer base, reinforced by years of investment in consistent marketing communications;

    - distinctive product attributes, including a reputation for product quality, durability, function, premium leather and classic styling;

    - comprehensive internal creative direction that defines our image, delivers a consistent message and differentiates Coach from other brands;

    - a well-developed multi-channel presence allowing us to serve our customers wherever they choose to shop; and

    - recognition as a desirable resource for both personal and business gift-giving occasions.


    However, to remain competitive in our industry, we must also accurately anticipate consumer trends and tastes.


GROWTH STRATEGIES

    Based on our established strengths, we are pursuing the following strategies for future growth:

    ACCELERATE NEW PRODUCT DEVELOPMENT. We are accelerating the development of new products, styles and product categories that support our image as a broader lifestyle accessories brand through:

    - seasonal variations of successful styles in new colors, leathers and fabrics that reflect current fashion trends;

    - new collections, product additions and line extensions that add to our existing product portfolio, such as the recently-launched Coach Hamptons collection of handbags and accessories, which introduce new shapes, fabrics and detailing to our existing handbag and accessories portfolio;

    - new categories of product offerings, such as electronic accessories and products for the home and for pets;

    - continual updates to our core collections, such as a classic briefcase in a new, lightweight travel twill; and

    - licensed products with the Coach brand name, such as watches, footwear, furniture and eyewear, and our participation in co-marketing ventures with companies such as Toyota, Lexus, Palm and Motorola.


    Approximately 47% of our fiscal year 1999 net sales were comprised of products introduced within the fiscal year, including new product categories and line extensions. During fiscal year 2000, approximately 50% of our net sales were generated from products introduced within the fiscal year.


    MODERNIZE RETAIL PRESENTATION. We are modernizing our brand image by remodeling all Coach retail stores to create a distinctive environment to showcase our new product assortments and reinforce a consistent brand position. Our renovated retail stores have demonstrated significantly higher comparable store sales growth relative to unrenovated stores. For example, the 16 stores that were renovated by November 1999 experienced comparable store sales growth of approximately 16% for the period from November 1999 through May 2000, compared to the same period in the prior fiscal year. Comparable store sales growth for unrenovated stores during the same period was 7%. We have recently expanded and rebuilt our New York and San Francisco flagship stores in our modern format. We expect that:


    - 23 Coach retail stores were renovated to reflect the new store design in fiscal year 2000, with the remaining stores to be renovated by June 2003;



    - approximately 80 key international locations will be converted to the new store design by June 2001;



    - 28 of our leading U.S. department store locations will be remodeled by December 2000 and approximately 50 additional locations will be remodeled by December 2002; and


    - approximately 15 key Coach retail locations will be expanded over the next three years.


    INCREASE U.S. RETAIL STORE OPENINGS. We opened eight new U.S. retail stores in fiscal year 2000. Over the next three years, we plan to expand our network of 106 retail sores by opening 50 new stores located primarily in high volume markets. We believe that we have a successful retail store format that reinforces our brand image, generates strong sales per square foot and can be readily adapted to different location requirements. It generally takes four to six months from the time we take possession of a store to open it.



    FURTHER PENETRATE INTERNATIONAL MARKETS. We are increasing our international distribution and targeting international consumers generally, and Japanese consumers in particular, to take advantage of substantial growth opportunities for us. Our current network of international distributors serve markets in Japan, Australia, the Caribbean, Korea, Hong Kong and Singapore. We have significant opportunities to increase sales through existing and new international distribution channels. We believe Japanese consumers represent a major growth opportunity because they spend substantially more on handbags than U.S. consumers on a per capita basis.



    IMPROVE OPERATIONAL EFFICIENCIES. We upgraded and reorganized our manufacturing, distribution and information systems over the past three years to allow us to bring new and existing products to market more efficiently. While maintaining our quality control standards, we have shifted the majority of our manufacturing processes from owned domestic factories to independent manufacturers in lower cost markets. As a result, we have increased our flexibility and lowered our costs. In fiscal year 2000, our gross margin increased to 59.9% from 55.4% during fiscal year 1999.


    We intend to continue to increase efficiencies in our sourcing, manufacturing and distribution processes by:


    - strengthening the coordination of design, merchandising, product development and manufacturing to streamline product introduction;

    - implementing a new product development process and timeline;

    - improving time to market capabilities and efficiencies;

    - integrating computer-assisted design into the product design and development process;

    - establishing product development capabilities to test new materials and new design functionality;


    - expanding our organization to improve our East Asian independent manufacturing capabilities;


    - introducing new business systems that use sales information and demographic data to tailor the mix of product offerings at different retail locations to consumer preferences at such locations;

    - shortening product lead times to improve inventory management; and

    - continuing implementation of a comprehensive supply chain management strategy.


    PROMOTE GIFT PURCHASES OF OUR PRODUCTS. We believe that a substantial amount of our U.S. sales are gift purchases because of our higher sales during the holiday season. We intend to further promote Coach as an appealing resource for gift-giving occasions by developing new products well-suited for gift selection, such as coin purses, mirrors, notepad holders and card cases in new styles and designs. In addition, our marketing communication efforts, including advertising, catalog mailings and outbound e-mails, are timed to reach consumers before important holidays throughout the year.



    CAPITALIZE ON GROWING INTEREST IN E-COMMERCE. Through August 1, 2000, our on-line store, COACH.COM, has generated $4.7 million in net sales since its launch in October 1999. Our 20 years of Coach catalog experience gives us expertise in order fulfillment and remote retailing that, we believe, leads to superior customer service and, consequently, high repeat traffic. Our website meets growing consumer demand for the flexibility and convenience of shopping over the Internet by offering a selective array of our products.


OUR PRODUCTS


    HANDBAGS. Our original business was the design, manufacture and distribution of fine handbags, which today still accounts for approximately 56% of our net sales. We believe women's handbags, as a category, enjoys the highest level of annual expenditures within the accessories market excluding fashion jewelry. Consumers in the U.S. spent approximately $5.0 billion on handbags and accessories in 1998.



    We believe we are recognized in the global marketplace for our design innovation in handbags. We have quarterly offerings, featuring classically inspired designs as well as fashion trend designs. Typically, there are three to four collections per quarter and four to seven styles per collection, depending on concept and opportunity. We name our collections based on the attitude and design inspiration. Our handbag retail prices generally range from $120 to $350.


    THE ORIGINAL CLASSICS. Inspired by the original Coach designs, our classic handbag collections are all "glove-tanned" leather and include the Legacy, Signature and Voyager lines. These collections feature bound edge construction and turn lock closures and represent approximately 45% of our handbag net sales. Classic "icon" styles include the Willis, Station Bag, Patricia's Legacy and the Day Pack Backpack.

    CLASSIC FASHION. The classic fashion collections are modern updates of the original classics and represent approximately 22% of our handbag net sales. These collections are developed with variations of materials, construction, stitch details, hardware, handle and strap materials. Materials include "glove-tanned," suede, and other leathers.



    FASHION. Premier and exotic leathers, fabric and seasonal product anchor this category, which represents approximately 33% of our handbag net sales. Mercer nylon and Hamptons twill are the current principal collections.



    ACCESSORIES. Women's accessories represent approximately 11% of our net sales and consists of wallets, cosmetic cases, key fobs, belts and hair accessories. We recently completed a comprehensive updating of the design of the small leather goods collections to coordinate them with our popular handbag collections. Men's accessories also represent approximately 12% of our net sales and consist of belts, leather gift boxes and other small leather goods, of which electronics cases and business organizers are most popular. Our extensive assortment of small leather goods and accessories sell at retail prices that generally range from $30 to $300.


    BUSINESS CASES. Business cases represent approximately 7% of our net sales and generally range from $160 to $700 at retail. We have recently introduced two new collections, Wall Street and our first nylon and leather collection, Express. Both Wall Street and Express include computer bags. A collection geared especially to women, Hamptons Business, will be introduced in the Fall.

    LUGGAGE AND TRAVEL ACCESSORIES. The Coach luggage collection is comprised of cabin bags, duffels, suitcases, garment bags and a comprehensive collection of travel accessories. The collections are Travel Leather, the lightweight Express and Hamptons Twill. We intend to launch a new leather collection, Hamptons Leather, in Fall of this year. Luggage and travel accessories represent approximately 5% of our net sales. Travel accessories generally range in price from $90 to $250, while luggage generally starts at $290 and reaches approximately $700 at retail.


    PERSONAL PLANNING PRODUCTS. A complement to our business cases and handbag collections, our personal planning assortment includes folios, planners and desk agendas in burnished water buffalo, bridle, nubuck and novelty fabrics like denim, hair calf, tartan and vachetta. The category represents approximately 3% of our net sales, and generally retails in the $100 to $230 price range.



    OUTERWEAR, GLOVES AND SCARVES. Primarily a cold weather category, the assortment is approximately 60% women's and contains a fashion assortment in all three categories. In total, this category represents approximately 2% of our net sales. Our line of outerwear generally sells at a range of retail prices from $250 to $890.


    WATCHES. Movado Group, Inc. has been our watch licensee since 1998 and has developed a distinctive collection of watches inspired by both our men's and women's collections. Our watches are manufactured in Switzerland and are branded with the Coach name and logo. They generally retail from $195 to $995. The collection has over 35 styles ranging from the Classic and Legacy to the Mercer diamond bangle and our pinnacle men's watch, the Morgan.


    FOOTWEAR. Jimlar Corporation became our footwear licensee in 1998 after a three year relationship whereby we previously purchased Coach shoes manufactured by Jimlar Corporation for sale. Our footwear is developed and manufactured in Italy and is distributed through 66 locations in the U.S. Jimlar plans to expand distribution to over 250 locations by June 2001. 92% of the business is in women's footwear. The collections coordinate with our handbags and employ fine materials including calf and suede. Patent, pearlized, hair calf and exotic leathers are also used for quality, styling and comfort. Footwear, including boots, generally retails between $130 to $350 a pair.

    FURNITURE AND HOME FURNISHINGS. Furniture was launched in the Fall of 1999 with Baker Knapp & Tubbs, Inc. as the licensee. The furniture collection is comprised of a range of leather and suede sofas, chairs and benches and includes our distinctive ebony wood and leather field chairs and ottomans. The collection is sold through Baker Knapp & Tubbs showrooms and select dealers across the U.S. The home furnishings collection was developed for Coach retail stores with an assortment of leather frames, mirrors, boxes, trays and pillows. This category sells at a broad range of retail prices, from $30 on the low end of the home furnishings collection to $6,400 at the high end of the furniture line.


    EYEWEAR. Our newest licensed product line, Coach Eyewear, was launched in April 2000. Our licensing partner in this venture is Signature Eyewear, Inc. Sunglasses from the Coach Eyewear collection are available in Coach retail stores and in selected U.S. wholesale locations. Eyeglasses and sunglasses will also be available through approximately 860 selected prescription eyewear locations throughout the U.S. Eyewear generally sells for $120 to $210 at retail.


    In some of our categories, select core products and watches made from exotic skins and precious metals are offered in limited quantities and are sold at retail prices that range from approximately $300 to $15,000.

DESIGN AND MERCHANDISING


    Coach's New York-based design team, led by our executive creative director, is responsible for conceptualizing and directing the design of all Coach products. Designers have access to our extensive archives of product designs created over the past 50 years, which are a valuable resource for new product concepts. Coach designers are also supported by a strong merchandising team that analyzes sales, market trends and consumer preferences to identify business opportunities that help guide each season's design process. Merchandisers also analyze all products and edit, add and delete styles with the objective of maximizing profitable sales across channels. Three teams, each comprised of design, merchandising/product development and manufacturing specialists, help us execute well-defined design concepts that are consistent with the brand's strategic direction.


    Working under the same creative leadership, our store design and point-of-sale merchandising group creates and oversees implementation of our store environments. From Coach shop-within-shop locations in major department stores to our own retail and factory stores, we continue the consistent communication of the Coach lifestyle image. Through our program to renovate all retail store locations, which started in 1999 and is targeted for completion by June 2003, we are introducing a contemporary environment in which to showcase our new product assortments. Our modernized store environment, as exemplified by our flagship store at 57th Street and Madison Avenue in Manhattan, has an open, loft-like feeling, with crisp white brick walls, ebony-stained wood floors and a timeless, uncluttered look.

    Our merchandising team works in close collaboration with our licensing partners to ensure that our licensed products, such as watches, footwear, furniture and eyewear, are conceptualized and designed to address the intended market opportunity and convey the distinctive perspective and lifestyle associated with our brand. While our licensing partners employ their own designers, we oversee the development of their collection concepts and the design of licensed products. Licensed products are also subject to our quality control standards and we exercise final approval for all new licensed products prior to their sale.

MARKETING

    Our marketing strategy is to deliver a consistent message every time the consumer comes in contact with our brand, through all of our communications and visual merchandising. Our image is created and executed internally by our creative marketing, visual merchandising and public relations teams, which helps ensure the consistency of the message.


    In the U.S., we currently spend approximately $12 million annually for national, regional and local advertising, primarily print and outdoor advertising, in support of our major selling seasons. In Japan, we currently spend approximately $1.5 million annually for advertising, primarily outdoor advertising at strategic locations, print advertising and advertorials all of which is funded by our distributors. Coach catalogs and COACH.COM also serve as effective brand communications vehicles, driving store traffic as well as direct to consumer sales. Our co-branding partners including Toyota, Lexus, Palm and Motorola, have together spent over $24 million in advertising relating to our brand over the past four years, and through their programs have strengthened the Coach brand cachet. Our licensees spend an additional $4 million annually as part of an integrated campaign, which we control both in concept design and execution. In conjunction with promoting a consistent global image, we use our extensive customer database and consumer knowledge to target specific products and communications to specific consumers to stimulate sales across all distribution channels efficiently.



    In addition to our advertising budget, we engage in a wide range of direct marketing activities, including catalogs and brochures, targeted to stimulate sales to consumers in their preferred shopping venue. As part of our direct marketing strategy, we use our database consisting of approximately seven million U.S. households. Catalogs are the principal means of communication and are sent to selected households to stimulate consumer purchases and build brand awareness. In addition, the growing number of visitors to our COACH.COM online store provides an opportunity to increase the size of our database and to communicate with consumers to increase on-line and physical store sales and build brand awareness. Our on-line store, like our catalogs and brochures, provides a showcase environment where consumers can browse through a strategic offering of our latest styles and colors.



    We also have a sophisticated consumer and market research capability, which helps us assess consumer attitudes and trends and gauge likelihood of success in the marketplace prior to product introduction. We currently spend approximately $2 million annually on consumer research and related expenses.


CHANNELS OF DISTRIBUTION

DIRECT TO CONSUMER


    Over the past 20 years, we have augmented our wholesale business with the addition of significant direct to consumer distribution channels. We now have four different channels that provide us with immediate, controlled access to consumers: retail stores, e-commerce, direct mail and factory stores. Our direct to consumer business represents approximately 64% of our total sales in fiscal year 2000, with the balance generated through our wholesale distribution channel.


    RETAIL STORES. Our retail stores establish, reinforce and capitalize on the image of the Coach brand. We own and operate 106 retail stores in the U.S. that are located in upscale regional shopping centers and metropolitan areas. We operate six flagship stores, which offer the broadest assortment of our products, in high-visibility locations such as New York and San Francisco. Our average store size is approximately 1,900 square feet. The following table shows the number of our retail stores and their total square footage:

                                                     AT END OF FISCAL YEAR
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
Retail Stores..................................      100        101        106
Retail Square Footage..........................  190,503    193,994    201,744

Depending on their size and location, the stores present product lines that include handbags, business cases, wallets, footwear, watches, travel and related accessories. By June 2003, we expect to have remodeled all retail stores to our modern design, which creates a distinctive environment that showcases our various products. Store associates are trained to maintain high standards of visual presentation, merchandising and customer service. The result is a complete statement at the retail level of our modern American style.


    E-COMMERCE.  We launched our e-commerce website, COACH.COM, in early
October 1999 in anticipation of the holiday season. Although this business is relatively new, approximately 2.0 million consumers have already visited the site, generating $4.7 million in net sales through August 1, 2000. We believe we are positioned to support strong near-term growth, with a simple, clean user interface and, based upon our direct mail expertise, excellent order fulfillment capabilities. Like our catalogs and brochures, our on-line store provides a showcase environment where consumers can browse through a selected offering of our latest styles and colors.



    DIRECT MAIL. We mailed our first Coach catalog in 1980. In the last fiscal year, we mailed at least one of our catalogs to 3.5 million strategically-selected households, primarily from our database. While direct mail sales comprise a small portion of our net sales, we view our catalogs as a key communications vehicle for the brand that also promotes store traffic. As an integral component of our communications strategy, the graphics, models and photography are upscale and modern and present the product in an environment consistent with our brand position. Our catalogs highlight selected products and serve as a reference for customers, whether ordering through the catalog, making in-store purchases or purchasing over the Internet.


    FACTORY STORES. Our 63 factory stores serve as an efficient means to sell discontinued and irregular inventory outside our retail channels. These stores operate under the Coach Factory name and are geographically positioned in established centers that are usually greater than 100 miles from major markets. Our average store size is approximately 2,850 square feet. The following table shows the number of our factory stores and their total square footage:

                                                     AT END OF FISCAL YEAR
                                                 ------------------------------
                                                   1998       1999       2000
                                                 --------   --------   --------
Factory Stores.................................       62         62         63
Factory Square Footage.........................  173,628    175,588    180,570

Coach's factory store design and service levels support and reinforce the brand's image. Prices are discounted from 15% to 50% below full retail prices. Through our factory stores, we primarily target value oriented customers who would not otherwise buy our brand.

INDIRECT CHANNELS


    We began as a wholesaler to department and specialty retail stores. This distribution channel remains very important to our overall consumer reach. We have grown our wholesale business by working closely with our customers, both domestic and international, to ensure a clear and consistent product presentation. As part of our business transformation, selected shop-within-shop locations in major department stores are being renovated to achieve the same modern look and feel of our Coach retail stores. By the end of 2000, we expect to have renovated 28 U.S. department store locations. We completed the renovation of approximately 50 international locations as of August 2000.



    U.S. WHOLESALE. Our products are currently sold in the U.S. at more than 1,400 wholesale locations. This channel represents approximately 15% of our total sales. Recognizing the continued importance of U.S. department and specialty stores as a distribution channel for premier accessories, we are strengthening our longstanding relationships with these key customers through our new products and styles and our renovation program. This channel offers access to Coach customers who prefer shopping at department and specialty stores or who live in geographic areas that are not large enough to support a Coach retail store. We occupy either the number one or two position in handbags, expressed in dollar share, for most of our U.S. wholesale customers. Our more significant U.S. wholesale customers include Dayton's (including Marshall Field's), Dillard's, Federated (including Macy's, Bloomingdale's, Rich's/Lazarus, Burdine's, Bon Marche and Stern's), May Co. (including Lord & Taylor, Foley's, Hecht's, Kaufman's, Robinson's/May, Famous Barr, Filene's and Meier Frank), Nordstrom and Saks Inc.



    INTERNATIONAL WHOLESALE. Our international business, which represents approximately 11% of total sales, is generated almost entirely through wholesale distributors and authorized retailers. We have developed relationships with a select group of distributors who market our products through specialty retailers, department stores, travel shopping locations, and freestanding Coach stores in 18 countries. Our current network of international distributors serves markets such as Japan, Australia, the Caribbean, Korea, Hong Kong and Singapore. We have created image enhancing environments in these locations to increase brand appeal and stimulate growth. Within the international arena, our primary focus continues to be the Japanese consumer. We target this consumer in Japan and in areas with significant levels of Japanese tourism. The importance of Japanese consumers is illustrated by a comparison of consumption levels: per capita spending on handbags in Japan is substantially greater than in the U.S. Our more significant international wholesale customers include Dickson
Concepts, Inc., Duty Free Shops, J. Osawa, Mitsukoshi and Unisia. The following table shows the number of international retail stores, international department store locations and other international locations at which our products are sold:



                                                                 AT END OF FISCAL YEAR
                                                          ------------------------------------
                                                            1998          1999          2000
                                                          --------      --------      --------
International Retail Stores.........................          17            16            16
International Department Store Locations............         129           132           132
Other International Locations.......................          20            20            25


    BUSINESS TO BUSINESS. As part of the wholesale channel of distribution, we sell some of our products in selected military locations and through corporate incentive and gift-giving programs.

    LICENSING. In our licensing relationships, we take an active role in the design process and control the marketing and distribution of products under the Coach brand. Our current licensing relationships are as follows:

                                                                                  LICENSE
                                                                                 EXPIRATION
      CATEGORY          LICENSING PARTNER   INTRODUCTION DATE      TERRITORY        DATE
---------------------   -----------------   -----------------      ---------     ----------
       Watches               Movado            Spring '98       U.S. and Japan      2006
      Footwear               Jimlar            Spring '99            U.S.           2008
      Furniture               Baker            Spring '99       U.S. and Canada     2008
       Eyewear              Signature          Spring '00       U.S. and Canada     2009


Products made under license are sold through all of the channels listed above and, with our approval, our licensees have the right to distribute Coach brand products selectively through several other channels: shoes in department store shoe salons, furniture through Baker's own showrooms, watches in jewelry stores and eyewear through selected prescription eyewear providers. Our licensing partners pay us royalties on their sales of Coach branded products. Our licensing agreements generally give us the right to terminate the license if specified sales targets are not achieved. These new venues provide additional, yet controlled, exposure of our brand.


MANUFACTURING




    We have refined our production capabilities in coordination with the repositioning of our brand. By shifting our production from owned domestic facilities to independent manufacturers in lower-cost markets, we can support a broader mix of product types, materials and a seasonal influx of new, more fashion-oriented styles. During fiscal year 2000, approximately 50% of our sales were generated from products introduced within the fiscal year. At the same time, we help manage total inventory and limit our exposure to excess and obsolete inventory by designating a large number of the new styles as "limited editions" that are planned to be discontinued and replaced with fresh new looks.



    We have developed a flexible model to try to meet shifts in marketplace demand and changes in consumer preferences. We use three main sources to make our products: outsourcing with skilled partners, internal manufacturing and production by our licensing partners. All product sources must achieve and maintain our high quality standards, which are an integral part of the Coach identity. We monitor compliance with our quality control standards through on-site quality inspections at all Coach-operated or independent manufacturing facilities. One of our keys to success lies in the rigorous selection of raw materials. We have long-standing relationships with purveyors of fine leathers and hardware. As we have shifted more of our production to external sources, we require that these same raw materials are used in all of our products, wherever they are made.



    About 65% of our fiscal year 2000 non-licensed product needs were supplied by independent manufacturers, measured as a percentage of total units produced. We buy independently manufactured products from a variety of countries, including China, Costa Rica, Mexico, India, Italy, Spain, Hungary and Turkey. We operate a European Sourcing and Product Development organization based in Florence, Italy which works closely with our New York-based design team. Our broad-based multi-country manufacturing strategy is designed to optimize the mix of cost, lead times and construction capabilities. We carefully balance our commitments to a limited number of "better brand" partners with demonstrated integrity, quality and reliable delivery. No one vendor provides more than 20% of our total requirements. Before partnering with a vendor, Coach evaluates each facility by conducting a quality and business practice standards audit. Periodic evaluations of existing, previously-approved facilities are conducted on a random basis. We believe that all of our manufacturing partners are in compliance with our integrity standards.



    We currently operate two manufacturing facilities in leased premises. In fiscal year 2000, our 66,000 square foot facility in Lares, Puerto Rico produced about 25% of our needs. As part of our strategy to shift production to independent manufacturers in lower-cost markets, we have announced our plan to cease operations at our other facility, located in Medley, Florida, by the end of calendar year 2000. In fiscal year 2000, this 107,000 square foot facility contributed approximately 10% of production.


DISTRIBUTION

    In July 1999, we consolidated our worldwide warehousing and distribution functions into one location in Jacksonville, Florida. This highly automated, computerized 560,000 square foot facility uses a bar code scanning warehouse management system. Our distribution center employees use handheld optical scanners to read product bar codes, which allows us to more accurately process and pack orders, track shipments, manage inventory and generally provide better service to our customers. Our products are primarily shipped via United Parcel Service and common carriers to our retail stores and wholesale customers and via UPS direct to consumers.

    The average order processing time is 2.1 days. During our peak season in 2000, the second fiscal quarter, we shipped approximately 96% of all orders complete. Because of our 20 years of experience shipping orders to individual catalog customers, we believe we are well positioned to support the order fulfillment requirements of our growing business, especially business generated through our website.


MANAGEMENT INFORMATION SYSTEMS

    The foundation of our information systems is our Enterprise Resource Planning system, referred to as an ERP system. Implemented in 1997, this fully integrated system supports all aspects of finance and accounting, procurement, inventory control, sales and store replenishment resulting in increased efficiencies, improved inventory control and a better understanding of consumer demand. The system functions as a central repository for all of our transactional information, resulting in increased efficiencies and greater inventory control. This system is fully scalable to accommodate rapid growth.

    Complementing our ERP system are several other newly-implemented system solutions, each of which, we believe, is well-suited for our needs. Our data warehouse system summarizes our transaction information and provides a single platform for all management reporting. Our supply chain management system supports corporate sales and inventory functions, creating a monthly demand plan and reconciling production/procurement with financial plans. Product fulfillment is facilitated by our highly automated warehouse management system and electronic data interchange system, while the unique requirements of our catalog and Internet businesses are supported by our custom direct sales system. Finally, our point-of-sale system supports all in-store transactions, distributes management reporting to each store, and collects sales and payroll information on a daily basis. This daily collection of store sales and inventory information results in early identification of business trends and provides a detailed baseline for store inventory replenishment. All complementary systems are integrated with the central ERP system.

COMPETITION


    We face intense competition in the product lines and markets in which we compete. Our products compete with other branded products within their product category and with private label products sold by retailers, including some of our customers. In our wholesale business, we compete with numerous manufacturers, importers and distributors of handbags, accessories and other products for the limited space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business.



    In varying degrees, depending on the product category involved, we compete on the basis of style, price, customer service, quality, and brand prestige and recognition. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, distribution, marketing and other resources than us. However, we believe that we have significant competitive advantages because of our brand recognition and the acceptance of our brand name by consumers.


TRADEMARKS AND PATENTS

    We own all of the material trademark rights used in connection with the production, marketing and distribution of all of our products, both in the U.S. and in the other countries in which our products are principally sold. We own and maintain worldwide registrations for trademarks in all relevant classes of products in each of the countries in which our products are sold. Our major trademarks include COACH, COACH AND LOZENGE design and COACH AND TAG design and we have applications pending for a proprietary "C" SIGNATURE FABRIC design. In addition, several of our products are covered by design patents or patent applications. We aggressively police our trademarks and trade dress, and pursue infringers both domestically and internationally. We also pursue counterfeiters domestically and internationally through leads generated internally, as well as through our network of investigators, the Coach hotline and business partners around the world.

EMPLOYEES


    As of August 1, 2000, we had approximately 3,500 employees, approximately 425 of which were covered by collective bargaining agreements. Of the total, approximately 1,520 are engaged in retail selling and administration positions and approximately 1,500 are engaged in manufacturing, sourcing or distribution functions. The remaining employees are engaged in other aspects of our business. We believe that our relations with our employees are good, and we have never encountered a strike or significant work stoppage.


GOVERNMENT REGULATION

    Many of our imported products are subject to existing or potential duties, tariffs or quotas that may limit the quantity of products that we may import into the U.S. and other countries or impact the cost of such products. To date, we have not been restricted by quotas in the operation of our business and customs duties have not comprised a material portion of the total cost of a majority of our products. In addition, we are subject to foreign governmental regulation and trade restrictions, including U.S. retaliation against certain prohibited foreign practices, with respect to our product sourcing and international sales operations.

LEGAL PROCEEDINGS

    We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business or financial condition.

PROPERTIES


    The following table sets forth the location, use and size of our manufacturing, distribution and corporate facilities as of August 1, 2000, all of which are leased. The leases expire at various times through 2015, subject to renewal options.



                                                                     APPROXIMATE
LOCATION                        USE                                SQUARE FOOTAGE
--------                        ---                                --------------
516 West 34th Street, New York  Corporate                              140,000
Carlstadt, New Jersey           Corporate & Product Development         93,000
Jacksonville, Florida           Distribution & Customer Service        560,000
Medley, Florida*                Manufacturing                          107,000
Lares, Puerto Rico              Manufacturing                           66,000
Florence, Italy                 Product Development                     16,000


------------------------


* We have announced our plan to cease operations at this facility by the end of calendar year 2000.


    We also occupy 106 retail and 63 factory leased retail stores located in the U.S. We consider our properties to be in good condition generally and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    The following table sets forth information regarding each of our executive officers and directors as of August 1, 2000:



        NAME                               AGE      POSITION(S)
        ----                               ---      -----------
        Lew Frankfort..................     54      Chairman, Chief Executive Officer and Director

        Keith Monda....................     54      Executive Vice President, Chief Operating
                                                      Officer and Director

        David DeMattei.................     43      President, Retail Division

        Reed Krakoff...................     36      President, Executive Creative Director

        Richard Randall................     62      Senior Vice President and Chief Financial
                                                      Officer

        Carole Sadler..................     40      Senior Vice President, General Counsel
                                                      and Secretary

        Felice Schulaner...............     39      Senior Vice President, Human Resources

        Gary Grom......................     53      Director

        Richard Oberdorf...............     48      Director



    LEW FRANKFORT has been involved with the Coach business for in excess of 20 years. He has served as Chairman and Chief Executive Officer of Coach since November 1995, and as Senior Vice President of Sara Lee since January 1994. He has served as a member of our board of directors since June 1, 2000, the date of our incorporation. Mr. Frankfort was appointed President and Chief Executive Officer of the Sara Lee Champion, Intimates & Accessories group in
January 1994, and held this position through November 1995. From September 1991 through January 1994, Mr. Frankfort held the positions of Executive Vice President, Sara Lee Personal Products and Chief Executive Officer of Sara Lee Accessories. Mr. Frankfort was appointed President of Coach in July 1985, after Sara Lee acquired Coach, and held this position through September 1991.
Mr. Frankfort joined Coach in 1979 as Vice President of New Business Development. Prior to joining Coach, Mr. Frankfort held various New York City government management positions and served as Commissioner, New York City Agency for Child Development. Mr. Frankfort holds a Bachelor of Arts degree from Hunter College and an MBA in Marketing from Columbia University.


    KEITH MONDA was appointed Executive Vice President and Chief Operating Officer of Coach in June 1998. He has served as a member of our board of directors since June 1, 2000, the date of our incorporation. Prior to joining Coach, Mr. Monda served as Senior Vice President, Finance & Administration and Chief Financial Officer of Timberland Company from December 1993 until
May 1996, and was promoted to, and held the position of, Senior Vice President, Operations from May 1996 until January 1998. From May 1990 to December 1993, Mr. Monda served as Executive Vice President, Finance and Administration of J. Crew. Mr. Monda holds Bachelor of Science and Master of Arts degrees from Ohio State University.

    DAVID DEMATTEI joined Coach as President, Retail Division in July 1998. From June 1995 to April 1998, Mr. DeMattei served as Retail President of J. Crew, and from January 1994 to January 1995 he served as Chief Financial Officer of the Nature Company, a division of CML Group. From January 1993 to January 1994, he served as President of Banana Republic Retail Stores. From January 1983 through January 1993, Mr. DeMattei held various positions at Gap, Inc., including Chief Financial Officer. Mr. DeMattei holds a Bachelor of Science degree in Business Administration from the University of San Francisco.

    REED KRAKOFF was appointed President, Executive Creative Director in September 1999 after joining Coach as Senior Vice President and Executive Creative Director in December 1996. Prior to joining Coach, Mr. Krakoff served as Senior Vice President, Marketing, Design & Communications from January 1993 until December 1996, and as Head Designer, Sportswear from April 1992 until January 1993 at Tommy Hilfiger USA, Inc. From July 1988 through April 1992, Mr. Krakoff served as a Senior Designer in Design and Merchandising for Polo/Ralph Lauren. Mr. Krakoff holds an A.A.S. degree in Fashion Design from Parsons School of Design and a Bachelor of Arts degree in Economics and Art History from Tufts University.

    RICHARD RANDALL joined Coach as Senior Vice President and Chief Financial Officer in May 2000. Mr. Randall previously served as Senior Vice President and Chief Financial Officer of Lillian Vernon Corporation from September 1998 through April 2000. From October 1997 through March 1998, Mr. Randall served as Executive Vice President of Mondo, Inc. From 1979 through 1997, Mr. Randall served as Chief Financial Officer at Salant Corporation, Heron Communications, Chappell Music Publishers and Warner Cosmetics. Mr. Randall is a Certified Public Accountant and holds a Bachelor of Business Administration degree in accounting from City College of New York. Mr. Randall is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. In December 1998, fifteen months after his departure from Salant Corporation, Salant Corporation commenced bankruptcy proceedings which concluded in April 1999.

    CAROLE SADLER has served as Senior Vice President, General Counsel and Secretary since May 2000. She joined Coach as Vice President, Chief Counsel in March 1997. From April 1991 until February 1997, Ms. Sadler was Vice President and Associate General Counsel of Saks Fifth Avenue. From September 1984 until March 1991, Ms. Sadler practiced law as a litigation associate in New York City, most recently at the firm of White & Case, and prior to that at Paskus Gordon & Mandel and Mound Cotton & Wollan. Ms. Sadler holds a Juris Doctor degree from American University, Washington College of Law, and a Bachelor of Arts degree, CUM LAUDE, in American Studies from Smith College.

    FELICE SCHULANER joined Coach as Senior Vice President, Human Resources in January 2000. Prior to joining Coach, Ms. Schulaner served as Senior Vice President, Human Resources of Optimark Technologies from February 1999 through December 1999 and as Senior Vice President, Human Resources of Salant Corporation from July 1997 through February 1999. Ms. Schulaner was Vice President, Worldwide Recruitment & Selection at American Express from July 1996 until June 1997. From 1990 through 1996, she served in various other human resources positions at American Express, including Vice President, Human Resources Reengineering, and, from 1986 until 1990, Ms. Schulaner held human resources positions at Macy's Northeast in New York City. Ms. Schulaner holds a Bachelor of Arts degree from New College of the University of South Florida. In December 1998, Salant Corporation commenced bankruptcy proceedings which concluded in April 1999.

    GARY GROM has served as Senior Vice President of Human Resources at Sara Lee since July 1992. He has served as a member of our board of directors since
June 1, 2000, the date of our incorporation. From June 1985 until June 1992,
Mr. Grom held various human resource positions at Sara Lee, including Senior Vice President of Sara Lee Packaged Meats and Executive Director of Compensation, Benefits and Manpower Planning. Mr. Grom holds a Bachelor of Science degree in Business Administration from the University of Wisconsin - LaCrosse.

    RICHARD OBERDORF has served as Vice President of Business Growth and Development for Sara Lee since September 1997. He has served as a member of our board of directors since June 1,

2000, the date of our incorporation. From September 1994 to September 1997, Mr. Oberdorf served as Chief Financial Officer of Sara Lee Personal Products. From July 1987 to September 1994, Mr. Oberdorf held various positions at Sara Lee and its divisions, including Chief Financial Officer of Playtex and Sara Lee Personal Products Pacific Rim. Prior to joining Sara Lee, Mr. Oberdorf was Senior Tax Manager with Price Waterhouse. Mr. Oberdorf holds an Accounting degree from Georgetown University.

BOARD STRUCTURE AND COMPENSATION

    In addition to the four directors who currently comprise our board of directors, we intend to name three additional outside directors who will be appointed to our board prior to the completion of this offering. We anticipate that all three of these additional outside directors will comprise our audit committee and our compensation and employee benefits committee.

    Messrs. Grom and Oberdorf are both employees of Sara Lee. Each of Messrs. Grom and Oberdorf plan to resign as a member of our board at the time Sara Lee ceases to own a majority of our outstanding capital stock.

    AUDIT COMMITTEE


    Prior to the completion of this offering, we intend to establish an audit committee, which will be comprised entirely of outside directors. Our audit committee will review our auditing, accounting, financial reporting and internal control functions and will make recommendations to the board of directors for the selection of independent accountants. In addition, the committee will review our accounting principles and financial reporting, our compliance with foreign trade regulations as well as the independence of, and the non-audit services provided by, our independent accountants. In discharging its duties, the audit committee will:


    - review and approve the scope of the annual audit and the independent accountant's fees;

    - meet independently with our internal auditing staff, our independent accountants and our senior management; and

    - review the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems and the results of the annual audit.

    COMPENSATION AND EMPLOYEE BENEFITS COMMITTEE


    Prior to the completion of this offering, we intend to establish a compensation and employee benefits committee, which will be comprised entirely of outside directors. Our compensation and employee benefits committee will determine, approve and report to the board of directors on all elements of compensation for our elected officers, including targeted total cash compensation and long-term equity based incentives.


    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Our compensation and employee benefits committee makes all compensation decisions regarding our executive officers. None of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation and employee benefits committee or our board of directors is an executive officer.


    DIRECTOR COMPENSATION

    Directors who are Coach or Sara Lee employees receive no fees for their services as directors. Our non-employee directors will receive an annual retainer of $30,000 and an annual grant of

5,000 options to purchase shares of our common stock. The exercise price of these options will equal the fair market value of our common stock on the date of grant. Non-employee directors can elect to receive common stock, options to purchase common stock, or a combination of common stock and options, in lieu of all or any portion of the $30,000 annual retainer. In addition, non-employee directors may elect to defer part or all of their annual cash retainer under our Directors' Deferred Compensation Plan described below. Deferred amounts are invested in a stock equivalent account. Chairpersons of our board committees will receive an additional $5,000 annually. At the time of the offering, we intend to grant an option to purchase 5,000 shares of our common stock, at the offering price, to each of our non-employee directors.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    All of our common stock is currently owned by Sara Lee, and thus none of our officers or directors own any of our common stock. To the extent our directors and officers own shares of Sara Lee common stock at the time Sara Lee effects any exchange or distribution of our common stock, our directors and officers will participate in the exchange or distribution on the same terms as other holders of Sara Lee common stock.


    The following table sets forth the number of shares of Sara Lee common stock beneficially owned on August 1, 2000 by each director, each of the executive officers named in the Summary Compensation Table below and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members has sole voting and investment power with respect to such stock. The total number of shares of Sara Lee common stock outstanding as of August 1, 2000 was 872,404,151.



                                                                SHARES OF SARA LEE
                                                                BENEFICIALLY OWNED
                                                              -----------------------
NAME OF BENEFICIAL OWNER                                        NUMBER     PERCENTAGE
------------------------                                      ----------   ----------
Lew Frankfort(1)............................................     557,364       *

Keith Monda(2)..............................................      46,940       *

David DeMattei(3)...........................................      42,417       *

Reed Krakoff(4).............................................      54,747       *

Carole Sadler(5)............................................      15,067       *

Gary Grom(6)................................................     640,197       *

Richard Oberdorf(7).........................................     212,506       *

All directors and officers as a group (9 people)............   1,569,238       *


--------------

 *  Less than 1%.


(1) Includes 487,875 shares of common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.



(2) Includes 41,332 shares of common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.



(3) Includes 41,332 shares of common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.



(4) Includes 54,000 shares of common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.

(5) Represents common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.



(6) Includes 441,088 shares of common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.



(7) Includes 176,839 shares of common stock that may be purchased within 60 days of August 1, 2000 pursuant to the exercise of options.


EXECUTIVE COMPENSATION


    The following table sets forth compensation information for our chief executive officer and our four next most highly compensated executive officers for the fiscal years ended July 1, 2000 and July 3, 1999. All information set forth in this table reflects compensation paid to these individuals by Sara Lee for services performed for the Coach business during the fiscal years ended July 1, 2000 and July 3, 1999.


                           SUMMARY COMPENSATION TABLE


                                                                                           LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                                                  ---------------------------
                                    ANNUAL COMPENSATION                                            NUMBER OF
                              --------------------------------                     RESTRICTED     SECURITIES
                               FISCAL                             OTHER ANNUAL        STOCK       UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION     YEAR      SALARY       BONUS      COMPENSATION      AWARDS(1)       OPTIONS      COMPENSATION(2)
----------------------------  --------   ---------   ---------   --------------   -------------   -----------   -----------------
Lew Frankfort ..............    2000     $470,833    $460,616       $     --        $228,750        172,749          $51,472
  Chairman and Chief            1999      450,000     399,150             --         201,600        158,124           43,925
  Executive Officer

Keith Monda ................    2000      370,833     331,432             --         112,088         24,000           36,576
  Executive Vice President      1999      350,000     286,907        639,470(3)      100,800         50,000            5,347
  and Chief Operating
  Officer

David DeMattei .............    2000      450,000     360,000             --         112,088         24,000            3,191
  President, Retail Division    1999      425,000     515,308             --         144,000         50,000            3,013

Reed Krakoff ...............    2000      389,667     338,523             --         112,088         24,000           27,486
  President, Executive          1999      336,667     260,496             --         100,800         24,000           19,667
  Creative Director

Carole Sadler ..............    2000      195,000     117,000             --              --          6,200           12,950
  Senior Vice President,        1999      170,000      91,460             --              --          6,000            7,367
  General Counsel and
  Secretary


------------------


(1) Reflects the market value of restricted stock units on the date of grant. Market value was calculated based on $22.875 per share, 10,000 performance based restricted stock units granted to Lew Frankfort, and the following number of service-based restricted stock units: Keith Monda, 4,900; David DeMattei, 4,900; and Reed Krakoff, 4,200. Dividends on the restricted stock units are escrowed during the three-year performance or service cycle. Dividends and interest on the escrowed dividends are distributed at the end of the performance or service cycle in the same proportion as the restrictions on the restricted stock units lapse. The restrictions lapse three years from the grant date if, and only to the extent that, certain performance goals or service requirements are met. To the extent the performance goals or service requirements are not attained, the restricted stock units, the escrowed dividends and interest will be forfeited.



(2) Includes payment by Sara Lee of the following amounts for life insurance on behalf of each of the executive officers above for fiscal year 2000: $10,555 for Lew Frankfort; $5,872 for Keith Monda; $3,191 for David DeMattei; $1,940 for Reed Krakoff, and $1,837 for Carole Sadler. Includes payment by Sara Lee of the following amounts for life insurance on behalf of each of the executive officers above for fiscal year 1999: $15,853 for Lew Frankfort; $5,347 for Keith Monda; $3,013 for David DeMattei; $1,467 for Reed Krakoff; and $1,952 for Carole Sadler. Includes Sara Lee's contributions under its employee stock ownership plan and supplemental retirement benefit plan of the following amounts on behalf of the following executive officers contained in the table above for fiscal year 2000: $40,917 for Lew Frankfort, $30,704 for Keith Monda, $25,546 for Reed Krakoff, and $11,113 for Carole Sadler. Includes Sara Lee's contributions under its employee stock ownership plan and supplemental retirement benefit plan of the following amounts on behalf of the following executive officers contained in the table above for fiscal year 1999: $28,072 for Lew Frankfort; $18,200 for Reed Krakoff; and $5,415 for Carole Sadler.



(3) Consists of a $639,470 relocation allowance paid to Mr. Monda.

    The following table shows all grants of options to acquire shares of Sara Lee common stock made to the executive officers named above in the Summary Compensation Table during the fiscal year ended July 1, 2000.


                   SARA LEE OPTION GRANTS IN LAST FISCAL YEAR


                                    % OF TOTAL
                                      OPTIONS                                                POTENTIAL REALIZABLE VALUE
                       NUMBER OF      GRANTED                                                 AT ASSUMED ANNUAL RATES
                       SECURITIES   TO SARA LEE                                             OF STOCK PRICE APPRECIATION
                       UNDERLYING    EMPLOYEES                                                   FOR OPTION TERM(2)
                        OPTIONS      IN FISCAL       EXERCISE PRICE                         ----------------------------
        NAME            GRANTED        YEAR       PER SARA LEE SHARE(1)   EXPIRATION DATE       5%               10%
        ----           ----------   -----------   ---------------------   ---------------   -----------      -----------
Lew Frankfort........    76,000          *                $22.66            August 2009     $1,082,880       $2,744,231
                         27,708(3)       *                 23.81            August 2006        268,604          625,960
                         69,041(3)       *                 23.81            August 2007        784,955        1,880,104

Keith Monda..........    24,000          *                 22.66            August 2009        341,962          866,599

David DeMattei.......    24,000          *                 22.66            August 2009        341,962          866,599

Reed Krakoff.........    24,000          *                 22.66            August 2009        341,962          866,599

Carole Sadler........     6,200          *                 22.66            August 2009         88,340          223,872


----------------


 * Less than 1.0%. The total options granted by Sara Lee to its employees in fiscal 2000 was 35,958,092.


(1) Exercise price equals 100% of the fair market value of the common stock on the date of grant. Each option expires 10 years after the grant date, other than Mr. Frankfort's restoration stock options described in more detail in footnote (3) below. The options generally become exercisable in three equal annual installments, on the first three anniversary dates of the date of grant. No option may be exercised until the expiration of one year from the date of grant. In the event of a change in control of Sara Lee, the compensation and employee benefits committee of Sara Lee may provide for appropriate adjustments, including acceleration of the vesting period.

(2) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. A zero percent gain in stock price will result in zero dollars for the optionee. The dollar amounts indicated in these columns are the result of calculations assuming growth rates required by the rules of the Securities and Exchange Commission. These growth rates are not intended to forecast future appreciation, if any, of the price of Sara Lee common stock.

(3) These are restoration stock options, which are granted when an executive exercises an existing option by surrendering Sara Lee common stock. The grant of a restoration stock option upon the exercise of an existing option is intended to promote increased employee share ownership by encouraging the early exercise of existing options. The grant of a restoration stock option does not result in an increase in the total combined number of shares and options held by an employee.

    The following table shows aggregate exercises of options to purchase Sara Lee common stock made during the fiscal year ended July 1, 2000 by the executive officers named above in the Summary Compensation Table.


                      AGGREGATED SARA LEE OPTION EXERCISES
                       AND FISCAL YEAR-END OPTION VALUES


                                                          NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                               OPTIONS AT                      OPTIONS AT
                              SHARES                         FISCAL-YEAR-END               FISCAL YEAR-END(1)
                             ACQUIRED       VALUE     -----------------------------   -----------------------------
NAME                       ON EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                       ------------   ---------   ------------   --------------   ------------   --------------
Lew Frankfort............    107,666      $503,417      375,873         196,002         $     0         $      0


----------------


(1) Options are "in-the-money" at fiscal year-end if the market value of the underlying securities on that date exceeds the exercise price of the options. The amounts set forth represent the difference between the closing price of Sara Lee common stock of $19.31 on the New York Stock Exchange on June 30, 2000 (the last business day of the fiscal year), less the option exercise price payable for those shares.


SEVERANCE POLICY


    Sara Lee has a severance policy for all corporate officers which covers fiscal year 2000. Upon the earlier of the consummation of this offering or the date that we adopt our own severance policy, Coach employees will no longer be covered by Sara Lee's severance policy. Sara Lee's policy provides, and the Coach policy will provide, that if an officer's employment is terminated without cause, the officer will receive from 12 to 24 months of salary as severance payments. The amount of actual severance payments depends on the officer's position, length of service and age. Under this policy, officers also receive a partial payment under the incentive plans with respect to the fiscal year in which the termination occurs. The terminated officer's participation in Sara Lee's insurance plans, except for disability insurance (which ends on the date of termination of employment), will continue for the same number of months for which he or she is receiving severance payments. Severance payments terminate if the terminated officer becomes employed by a competitor of Sara Lee.


RETIREMENT PLANS


    The following table shows the approximate annual pension benefits payable upon retirement under Sara Lee's qualified pension plan, as well as a nonqualified supplemental benefit plan. Executive officers of Coach are eligible to participate in Sara Lee's retirement plans until the earlier of the date that Sara Lee effects a distribution of the Coach stock that it owns or until Coach adopts its own retirement plans; however, if Sara Lee distributes its Coach shares prior to April 1, 2001, Sara Lee has agreed that Lew Frankfort, Coach's Chairman and Chief Executive Officer, will continue to accrue service time under Sara Lee's supplemental benefit plan through April 1, 2001. The compensation covered by Sara Lee's pension plans is based on an employee's annual salary and bonus. The amounts payable under the pension plans are computed on the basis of a straight-life annuity and are not subject to deduction for Social Security benefits or other amounts. Under the supplemental benefit plan, accrued benefits having a present value exceeding $100,000 for participants age 55 and older and $300,000 for participants who have not yet attained the age of 55 are funded with periodic payments by Sara Lee to individual trusts established by the participants.

                   ESTIMATED ANNUAL NORMAL RETIREMENT PENSION
                   BASED UPON THE INDICATED CREDITED SERVICE

   FINAL
  AVERAGE
COMPENSATION  10 YEARS    15 YEARS    25 YEARS    35 YEARS
------------  ---------   ---------   ---------   ---------
 $ 300,000    $ 52,500    $ 78,750    $131,250    $183,750
   350,000      61,250      91,875     153,125     214,375
   400,000      70,000     105,000     175,000     245,000
   450,000      78,750     118,125     196,875     275,625
   500,000      87,500     131,250     218,750     306,250
   600,000     105,000     157,500     262,500     367,500
   750,000     131,250     196,875     328,125     459,375
  1,000,000    175,000     262,500     437,500     612,500


    As of August 1, 2000, the executive officers had the following years of credited service under the pension plans: Lew Frankfort, 15 years; Keith Monda, two years and one month; David DeMattei, two years; Reed Krakoff, three years and seven months; and Carole Sadler, three years and four months.


STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS


    Our board of directors believes that the interests of our executive officers and other senior management will be more closely aligned with the interests of our stockholders if our executive officers and other senior management hold a significant investment in our common stock. To ensure significant stock ownership, our board of directors has adopted stock ownership guidelines that encourage 26 of our employees, at the vice president level and above, to own a specified number of our securities. The ownership guidelines range from 150,000 shares for our Chief Executive Officer to 20,000 shares for each of our Vice Presidents. At the assumed initial public offering price of $15.00, our Chief Executive Officer will be required to hold common stock with a value of at least $2,250,000. Employees who are subject to the stock ownership guidelines will have several years to achieve compliance. Shares covered by deferred stock units and shares allocated under our 401(k) plan or other benefit plans will count towards compliance with the stock ownership guidelines.



    To facilitate our executives' achievement of our stock ownership guidelines, we intend to offer to approximately 60 employees who hold Sara Lee options at the time of this offering, options to purchase up to an aggregate of 1.6 million shares of our common stock, subject to the surrender and cancellation of previously granted options to purchase shares of Sara Lee common stock. The number and exercise prices of these Coach options will be determined in a manner meant to reflect the difference between the fair market values of Sara Lee common stock and Coach common stock on the date of the consummation of this offering. The Coach options will maintain substantially the same vesting and exercise provisions as the Sara Lee options surrendered and cancelled. However, the Coach options will not be exercisable until the earlier of one year after this offering or the date on which Sara Lee ceases to own at least 80% of our capital stock; provided that in no event will these options be exercisable within six months of this offering. Sara Lee restricted stock units previously granted to these executive employees also may be converted into Coach restricted stock units, which will retain the same service-based vesting requirements.



TREATMENT OF SARA LEE OPTIONS AND RESTRICTED STOCK UNITS UPON A DISTRIBUTION



    We intend to assume any remaining Sara Lee options held by our employees on the date of any distribution of our common stock by Sara Lee and convert them into equivalent Coach options.

As of July 1, 2000, our employees held options to purchase 1,809,481 shares of Sara Lee common stock, including options held by the selected executive employees who are entitled to surrender their Sara Lee options and receive Coach options when this offering is completed.



    Under several Sara Lee long-term performance or restricted stock plans, some of our key employees were granted restricted stock unit awards. As of August 1, 2000, our employees held 79,808 unvested Sara Lee performance-based restricted stock units and 29,500 unvested Sara Lee service-based restricted stock units. At the time of the offering, we intend to offer to approximately 6 employees who hold Sara Lee service-based restricted stock units at the time of this offering the opportunity to surrender their Sara Lee service-based restricted stock units and receive Coach service-based restricted stock units that have the same vesting requirements. Sara Lee performance-based restricted stock units will not be eligible for conversion at the time of this offering. If Sara Lee effects a distribution of its Coach shares prior to expiration of the vesting cycle applicable to the outstanding Sara Lee restricted stock units, all of the unvested Sara Lee restricted stock units automatically will convert at the time of the distribution into Coach restricted stock units.


2000 STOCK INCENTIVE PLAN


    Our 2000 Stock Incentive Plan, referred to as the 2000 Plan, has been adopted by our board of directors and has been approved by our sole shareholder, Sara Lee. The 2000 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and other stock awards to our employees and non-employee directors.



    NUMBER OF SHARES OF COMMON STOCK AVAILABLE UNDER THE 2000 PLAN. A total of 5,300,792 shares of our common stock have been reserved for issuance pursuant to the 2000 Plan. No options to acquire shares of common stock or other awards have been issued as of August 1, 2000; however, in connection with this offering, we intend to grant to our employees options to purchase approximately
3,503,517 shares of our common stock at the initial offering price. None of these options will be exercisable for one year after this offering. The number of shares of common stock available under the 2000 Plan will be proportionately adjusted in the event of any stock dividend, stock split, combination or exchange of securities, merger, consolidation, recapitalization, spin-off or other distribution (other than normal cash dividends). Any awards under the 2000 Plan that are made as a result of conversion by our employees of outstanding awards administered under the 2000 Plan, or in connection with our acquisition, will not reduce the number of shares available for issuance under the 2000 Plan.



    ADMINISTRATION OF THE 2000 PLAN. The compensation and employee benefits committee of our board of directors will administer the 2000 Plan. Until Sara Lee effects distribution of the Coach common stock it owns, we have agreed to adopt procedures satisfactory to Sara Lee to ensure that the issuance of shares of our common stock under the 2000 Plan will not cause Sara Lee's ownership of our outstanding capital stock to fall below 80%, which is necessary both to allow us to continue to file consolidated United States federal income tax returns with Sara Lee until such a transaction is completed, and to preserve the tax-free status of such a transaction. Under these procedures, we will be required to repurchase shares of our common stock on the open market as options are exercised. In the case of any award under the 2000 Plan intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, our compensation and employee benefits committee will consist solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. Our committee has the power to determine the terms of the awards granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.


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    OPTIONS.  The exercise price of all options granted under the 2000 Plan will be at least equal to the fair market value of our common stock on the grant date. However, options granted upon the involuntary conversion of our employees' Sara Lee options may be granted with a purchase price that is intended to preserve the economic value of the option being replaced, but not less than the exercise price of the Sara Lee option that was converted. The committee may grant options that provide for the grant of a restoration option. If a person exercises an option that contains a restoration option provision and pays the exercise price by tendering shares of our common stock to us, or satisfies the minimum tax-withholding obligations by authorizing us to withhold shares that would be granted under the option, the person exercising the option may receive a restoration option for the number of shares tendered or withheld. The committee determines all other terms of options.



    No optionee may be granted an option to purchase more than 1,060,158 shares over the term of the 2000 Plan, except that in the calendar year that an optionee begins service as the Chief Executive Officer, the optionee may be granted options to purchase up to 500,000 shares. Neither of these limits will include restoration options. The number of shares for which restoration options may be granted to any optionee in any calendar year may not exceed 500,000 shares.



    After termination of employment or service as a director, an optionee may exercise a vested option for the period of time stated in the option agreement. Generally, if termination is due to:



    - death or disability, vesting accelerates and the option will remain exercisable until the earlier of its expiration date or 5 years;



    - retirement, vesting continues and the option will remain exercisable until its expiration date;



    - involuntary termination under which severance benefits are payable, a vested option will remain exercisable until the earlier of its expiration date or 90 days after the last day of the period for which severance benefits are payable; or



    - cause, the option will terminate in its entirety on the date of termination. In all other cases, a vested option will generally remain exercisable for 90 days; however, an option may never be exercised later than the expiration of its term. Coach employees who have employment agreements with Coach or who routinely have access to proprietary and confidential information of Coach may be required to sign option agreements that obligate such employees to repay all financial gains they realize from exercising all or a portion of an option within the six-month period preceding certain conduct that is contrary or harmful to our interests, such as accepting employment with one of our competitors.


    STOCK APPRECIATION RIGHTS. All stock appreciation rights, or SARs, granted under the 2000 Plan generally represent a right to receive payment, in cash, stock, or a combination of cash and stock, equal to the excess of the fair market value of a specified number of shares of common stock on the exercise date over the fair market value of such shares on the grant date.

    STOCK AWARDS. A stock award granted under the 2000 Plan represents an award made in or valued in whole or in part by reference to shares of common stock and may be payable in whole or in part in stock. The committee determines the conditions and restrictions of all stock awards granted under the 2000 Plan. No more than 20% of the shares reserved for issuance under the 2000 Plan may be issued as a stock award.

    PAYMENT DEFERRALS. The committee may require or permit an optionee to defer the receipt of shares or cash or other property upon settlement of awards. The committee may also allow the payment or crediting of earnings on deferred amounts.

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    TRANSFERABILITY OF OPTIONS, SARS AND STOCK AWARDS.  The 2000 Plan generally does not allow for the transfer of options, SARs or stock awards other than by will or the laws of descent and distribution pursuant to approved beneficiary designation procedures. Only the employee may exercise his or her options during his or her lifetime.


    ADJUSTMENTS IN CONNECTION WITH A CHANGE IN CONTROL. In contemplation of or in the event of a change in control, the committee may provide for appropriate adjustments, including the acceleration of vesting and the settlement or substitution of awards. If a change of control occurs prior to the time Sara Lee effects an exchange or distribution of our common stock, one-half of all unvested options will vest automatically. The 2000 Plan expressly states that a distribution by Sara Lee of its Coach shares to Sara Lee's stockholders, in proportion to their ownership of Sara Lee stock or in connection with an exchange offer for Sara Lee stock, will not constitute a change of control.


    AMENDMENT OF THE 2000 PLAN. Our board of directors has the authority to amend, suspend or terminate the 2000 Plan, provided it does not adversely affect any award previously granted under our 2000 Plan without the affected award holder's consent.

EXECUTIVE DEFERRED COMPENSATION PLAN

    In June 2000, our board of directors adopted the Executive Deferred Compensation Plan, referred to as the Deferred Compensation Plan. The Deferred Compensation Plan has been approved by our sole stockholder, Sara Lee. The Deferred Compensation Plan is not a tax-qualified retirement plan. The Deferred Compensation Plan is a plan that permits all officers and key employees at or above the director level to elect to defer all or a portion of their annual bonus or annual base salary. A participant may also elect to transfer his or her deferrals under the Sara Lee Executive Deferred Compensation Plan to the Deferred Compensation Plan. All amounts deferred under the Deferred Compensation Plan are represented by deferred stock units, which represent the right to receive shares of our common stock on the distribution date elected by the participant, and are paid in common stock on the distribution date elected by the participant. No participant may elect a date for payment of deferred amounts that is sooner than one year after the date this offering is completed.

PERFORMANCE-BASED ANNUAL INCENTIVE PLAN


    Our board of directors has adopted the Performance-Based Annual Incentive Plan, referred to as the Annual Plan, and the Annual Plan has been approved by our sole stockholder, Sara Lee. The Annual Plan is intended to provide our senior management with annual incentive compensation that is tied to the achievement of pre-established and objective performance goals, such as target operating profit, return on investment and cash flow. The compensation and employee benefits committee of our board administers the Annual Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. Under the Annual Plan, each participant is eligible to receive a predetermined annual award established by the compensation and employee benefits committee, which award may not exceed $1.0 million, if the performance goal has been satisfied.


2000 NON-EMPLOYEE DIRECTOR STOCK PLAN


    Our board of directors has adopted the 2000 Non-Employee Director Stock Plan, referred to as the Director Plan, and the Director Plan has been approved by our sole stockholder, Sara Lee.


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    ADMINISTRATION.  The compensation and employee benefits committee of our board of directors will administer the Director Plan. Until Sara Lee effects distribution of the Coach common stock it owns, we have agreed to adopt procedures satisfactory to Sara Lee to ensure that the issuance of shares of our common stock under the Director Plan will not cause Sara Lee's ownership of our outstanding capital stock to fall below 80%, which is necessary both to allow us to continue to file consolidated United States federal income tax returns with Sara Lee until such a transaction is completed, and to preserve the tax-free status of such a transaction. Under these procedures, we may be required to repurchase shares of our common stock on the open market as options are exercised and use such repurchased shares to fund option exercises.



    NUMBER OF SHARES AVAILABLE UNDER THE DIRECTOR PLAN. As of the date this offering is consummated, an aggregate of 84,813 shares of common stock will be reserved for options and share awards under the Director Plan. In any fiscal year, the aggregate number of shares that will be available for awards under the Director Plan will be two-tenths of one percent (.2%) of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year. The number of shares of common stock available under the Director Plan will be proportionately adjusted in the event of any stock dividend, stock split, combination or exchange of securities, merger, consolidation, recapitalization, spin-off or other distribution (other than normal cash dividends).


    ELECTION FOR DIRECTORS FEES. Non-employee directors may elect to receive all or any portion of their annual directors fees in the form of either options or stock or a combination of options or stock.

    OPTIONS. Each non-employee director will receive an annual option retainer consisting of 5,000 options on the last regularly scheduled meeting of the board held in October in each year beginning in October 2000. A restoration option may be granted if a director pays the purchase price upon exercise of an option by surrendering shares.


    All options granted under our Director Plan have a term not longer than 10 years and an exercise price equal to the fair market value of our common stock on the date of grant. Each option becomes exercisable six months after the option grant date and will be subject to requirements intended to preserve
Sara Lee's ownership of at least 80% of our outstanding capital stock; provided that no option may be exercised until the earlier of one year following this offering and the date that Sara Lee effects distribution of the Coach common stock it owns. After termination of services as a non-employee director, an optionee may exercise the vested portion of his or her option through the expiration of its term.


    STOCK AND OPTIONS IN LIEU OF FEES. We will deliver to each non-employee director who elects to receive stock in lieu of fees the number of shares equal to the portion of the annual directors fees elected to be invested in shares divided by the fair market value per share on the award date. Shares to be paid in respect of, and prior to, the one-year period beginning on the first
November 1 after such election will not be transferred to the non-employee director until immediately after the first annual meeting of stockholders held after the date of such award. The amount of dividends that would otherwise be paid on such shares will be held by Coach until immediately after that annual meeting. Any undelivered shares and dividend equivalents will be forfeited if the non-employee director is not elected a director of Coach at that annual meeting. We will deliver to each non-employee director who elects to receive options in lieu of fee the number of shares equal to (a) three times the portion of the annual directors fees elected to be paid in the form of an option, divided by (b) the fair market value per share on the option grant date.

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    TRANSFERABILITY OF OPTIONS.  A non-employee director generally may not transfer options granted to him or her under our Director Plan other than by will or the laws of descent and distribution. Only an optionee may exercise his or her options during his or her lifetime.


    ADJUSTMENTS IN CONNECTION WITH A CHANGE IN CONTROL. In contemplation of or in the event of a change in control, the administrator may provide for appropriate adjustments, including acceleration of vesting and settlements of or substitutions for awards either at the time an award is granted or at a subsequent date. In the event of a change in control and in the discretion of the administator, all outstanding options may become immediately vested and exercisable and all shares and dividend equivalents not yet transferred to the non-employee director may be immediately transferred to the non-employee director. The Director Plan expressly states that a distribution by Sara Lee of its Coach shares to the Sara Lee stockholders, in proportion to their ownership of Sara Lee stock or in connection with an exchange offer for Sara Lee stock, will not constitute a change of control.



    AMENDMENT AND TERMINATION OF THE DIRECTOR PLAN. Our board of directors has the authority to amend or terminate the Director Plan at any time, provided it does not adversely affect any award previously granted under the Director Plan without the affected non-employee director's consent.


DIRECTORS' DEFERRED COMPENSATION PLAN


    Our board of directors has adopted and our sole stockholder has approved the Directors' Deferred Compensation Plan. This plan is not a tax-qualified retirement plan. The Directors' Deferred Compensation Plan is a plan that permits non-employee directors to elect to defer all or a portion of their annual directors fees that are otherwise payable in cash. Amounts deferred under the Directors' Deferred Compensation Plan are invested in a stock account. All investments in the stock account are invested in common stock equivalents, which represent the right to receive the company's common stock on the distribution date elected by the participant, and are paid in common stock on the distribution date elected by the participant. No participant may elect a date for payment of deferred amounts that is sooner than one year after the date this offering is completed.


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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



    THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE MASTER SEPARATION AGREEMENT AND THE OTHER AGREEMENTS BETWEEN US AND SARA LEE. FOR COMPLETE INFORMATION, YOU SHOULD READ THE FULL TEXT OF THESE AGREEMENTS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. WE BELIEVE THAT THESE AGREEMENTS ARE ON TERMS THAT, OVERALL, ARE NO MORE FAVORABLE TO US THAN THOSE THAT WOULD HAVE BEEN AGREED UPON BY THIRD PARTIES ON AN ARM'S LENGTH BASIS.


MASTER SEPARATION AGREEMENT


    The master separation agreement contains the key provisions relating to our separation from Sara Lee, this offering and Sara Lee's plans to complete its divestiture of Coach within 18 months of this offering through a distribution of all or a significant portion of its shares of our common stock.



    THE SEPARATION. The separation will occur before the completion of this offering. Under the separation agreement, Sara Lee will transfer assets and liabilities to us related to our business, including our allocable portion of Sara Lee indebtedness in the form of a note payable to a Sara Lee subsidiary. In addition to the separation agreement, there are a number of related agreements which provide more detail regarding various aspects of the separation and various interim and ongoing relationships between Sara Lee and Coach following the separation. These include:


    - a general assignment and assumption agreement;

    - an employee matters agreement;

    - a tax sharing agreement;

    - a master transitional services agreement;


    - a real estate matters agreement;



    - an indemnification and insurance matters agreement; and



    - a lease indemnification and reimbursement agreement.



To the extent that the terms of any of these related agreements conflict with the separation agreement, the terms of these agreements will govern. The material terms of these agreements are described more fully below.



    THE INITIAL PUBLIC OFFERING. The parties will be obligated to use their reasonable efforts to satisfy the following conditions to the consummation of this offering:


    - the registration statement containing this prospectus must be effective and no stop-order shall be in effect with respect to the registration statement;

    - state securities and blue sky laws must be satisfied;

    - our common stock must be listed on the New York Stock Exchange;


    - all our obligations and Sara Lee's obligations under the underwriting agreement must be met or waived by the underwriters;



    - Sara Lee must be satisfied that it will own at least 80.5% of our outstanding common stock immediately following this offering;


    - no legal restraints may exist preventing the separation, this offering or any other transaction contemplated by the separation agreement;

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    - the separation shall have become effective by the execution of the separation agreement and the related agreements;



    - other actions reasonably requested by us or Sara Lee to ensure the successful completion of this offering shall have been taken; and


    - the separation agreement must not have been terminated.


    THE DISTRIBUTION. Sara Lee currently is planning to offer its stockholders the opportunity to exchange Sara Lee common stock for our common stock in a tax-free split-off within 18 months after this offering. Alternatively, Sara Lee may effect a distribution of our stock through some other distribution method. Sara Lee is not obligated to complete any distribution under the separation agreement, however. Sara Lee, in its sole and absolute discretion, will determine the date of any distribution and the timing, terms and conditions of the distribution. We agree to take all actions reasonably requested by Sara Lee to facilitate the distribution.



    COVENANTS BETWEEN SARA LEE AND COACH. We have agreed with Sara Lee to exchange information, engage in auditing practices, not take any action that would jeopardize Sara Lee's ownership of over 80% of our outstanding capital stock at any time prior to Sara Lee's distribution of our common stock and resolve disputes in a particular manner. We have also agreed to maintain the confidentiality of certain information, preserve available legal privileges, conduct our business prior to any distribution by Sara Lee in the ordinary course and consistent with past practice and engage in certain routine environmental and safety practices consistent with laws and in accordance with Sara Lee's environmental management system.


        INFORMATION EXCHANGE. Both parties have agreed to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing could be commercially detrimental, violate any law or agreement or waive any attorney-client privilege. In furtherance of this covenant, both parties have agreed as follows:


       - Each party has agreed to maintain adequate internal accounting systems and controls to allow the other party to satisfy its own reporting and filing obligations and prepare its own financial statements.



       - Each party will retain records beneficial to the other party in accordance with the policies of Sara Lee in effect on the separation date. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.



       - Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.


        AUDITING PRACTICES. So long as Sara Lee is required to consolidate our results of operations and financial position, we have agreed to:

       - not select a different independent accounting firm from that used by Sara Lee without Sara Lee's consent;

       - use commercially reasonable efforts to enable our auditors to date their opinion on our audited annual financial statements on or before the same date as Sara Lee's auditors date their opinion on Sara Lee's financial statements;

       - not change our fiscal year;

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       - exchange all relevant information needed to prepare timely financial statements;


       - grant each other's internal auditors access to each other's records and to members of management; and


       - not make significant changes in accounting principles without Sara Lee's consent, not to be unreasonably withheld.



        SARA LEE'S OWNERSHIP OF OVER 80% OF OUR COMMON STOCK. We have agreed with Sara Lee that, from the separation date until the date of any distribution of all or a significant portion of our common stock by Sara Lee, we will not take any action, such as issuing stock, without Sara Lee's consent if that action would jeopardize Sara Lee's ownership of over 80% of our outstanding stock. We may, however, issue stock options and restricted stock awards, provided we give prior written notice to Sara Lee and obtain Sara Lee's prior consent, and provided we repurchase sufficient amounts of our stock in open market transactions before such options are exercisable or such restricted stock is awarded, and use such repurchased stock to satisfy option exercises and restricted stock awards, so that Sara Lee will continue to own over 80% of our outstanding stock.



        DISPUTE RESOLUTION. If a dispute arises with Sara Lee, under the separation agreement or the related agreements we have agreed to the following procedures:



       - the senior executives of Coach and Sara Lee will first make a good faith effort to resolve the dispute through negotiation;



       - if negotiations fail, the parties will attempt to resolve the dispute through mediation; and



       - if mediation fails, the parties can resort to final and binding arbitration. By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to award a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any award.



    NO REPRESENTATIONS OR WARRANTIES. Sara Lee is not making any promises to us regarding:



    - the value of any asset that Sara Lee is transferring to us;



    - whether there is a lien or encumbrance on any asset Sara Lee is transferring, but Sara Lee shall provide us with notice if it receives notice of any claim or encumbrance;


    - the absence of defenses with respect to any claims to be transferred; or

    - the legal sufficiency of any conveyance of title to any asset Sara Lee is transferring.

    NO SOLICITATION. Each party has agreed not to directly solicit or recruit employees of the other party without the other party's consent for two years after the separation date. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.


    SARA LEE'S REGISTRATION RIGHTS. We have agreed to use our best efforts to effect up to three demand registrations under the applicable federal and state securities laws of the shares of our common stock held by Sara Lee, if requested by Sara Lee. Sara Lee may request no more than one demand registration in any calendar year. We have also granted Sara Lee the right to include its shares of our common stock in an unlimited number of other registrations of our common equity securities initiated by us or on behalf of our other stockholders. We agree to pay all costs and expenses in connection with each registration of our common stock requested by Sara Lee or in which Sara Lee participates. Each party has agreed to indemnify each other and any underwriters on standard terms, including for liability under federal securities laws.


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    EXPENSES.  We will bear the costs and expenses associated with this offering, including costs associated with drafting the separation agreement, the related agreements and the documents relating to our formation. Sara Lee will bear the costs and expenses associated with any distribution of our common stock by Sara Lee. We will each bear our own internal costs incurred in consummating all of these transactions and any other costs and expenses shall be paid by the party incurring such cost or expense.



    TERMINATION OF THE AGREEMENT. Sara Lee in its sole discretion can terminate the separation agreement and all related agreements and abandon this offering at any time prior to the closing of this offering without any liability on the part of either party. Both parties must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and any distribution of all or a significant portion of our common stock.


GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT


    The general assignment and assumption agreement identifies the assets Sara Lee will transfer to us and the liabilities that will be assumed by us from Sara Lee in connection with the separation. The agreement also describes when and how these transfers and assumptions will occur.



    ASSET TRANSFER. Effective on the separation date, Sara Lee will transfer to us all inventory and other assets related to our business.



    ASSUMPTION OF LIABILITIES. Effective on the separation date, we will assume from Sara Lee all liabilities related to our business. The liabilities that we will assume also will include our allocable portion of indebtedness of Sara Lee in the form of a note payable to a Sara Lee subsidiary.



    EXCLUDED LIABILITIES. The general assignment and assumption agreement also provides that we will not assume liabilities to be retained by Sara Lee as specified in the related agreements and any liabilities that would otherwise be allocated to us but which are covered by Sara Lee's insurance policies, unless we are a named insured under such policies.



    DELAYED TRANSFERS. If it is not practicable to transfer specified assets and liabilities, such as the outstanding capital stock of our subsidiaries, on the separation date, the agreement provides that these assets and/or liabilities will be transferred after the separation date.



    TERMS OF OTHER ANCILLARY AGREEMENTS GOVERN. If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption.



    OBTAINING APPROVALS AND CONSENTS. The parties agree to use all commercially reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts to be transferred in the separation.


    NONRECURRING COSTS AND EXPENSES. Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.


    LITIGATION. Subject to any specifically identified matter in the indemnification and insurance matters agreement and except with respect to tax matters, we will have exclusive authority and control of all pending actions solely relating to our business, our assets or our liabilities and Sara Lee will have exclusive authority and control of all pending actions solely relating to Sara Lee's business, assets or liabilities. Sara Lee may, in its sole discretion, have exclusive authority and control over all pending actions relating to our business, assets or liabilities if Sara Lee or its affiliates or subsidiaries are a party to such action. In such case, Sara Lee must obtain our prior


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written consent, not to be unreasonably withheld, to settle, compromise or consent to the entry of judgment with respect to any such action. The parties will use their commercially reasonable efforts to have the other party removed as a party to any pending litigation.


EMPLOYEE MATTERS AGREEMENT


    The employee matters agreement allocates to us some of the assets, liabilities and responsibilities relating to our current and former employees. The agreement also provides for our employees' continued participation in some of the benefit plans that Sara Lee currently sponsors. Under this agreement, we have assumed and agreed to pay, perform and fulfill all obligations relating to our employees arising out of their present or future employment with us and their prior employment with Sara Lee relating to our business.


    All of our employees will continue to participate in the Sara Lee sponsored benefit plans, such as the pension and retirement plan, health benefit program and group insurance plan, on terms comparable to those for Sara Lee employees until the earlier of an exchange or other distribution by Sara Lee of our common stock or until we establish our own benefit plans for our employees. We intend to establish our own benefit programs no later than the time of any exchange or other distribution by Sara Lee.

    Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. None of our benefit plans will provide benefits that overlap benefits provided by the corresponding Sara Lee benefit plan, if any. Each of our benefit plans will provide that all service, compensation and other benefit determinations that were recognized under the corresponding Sara Lee benefit plan will be taken into account under that Coach benefit plan.

    Assets relating to the employee liabilities that we assume will be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with Sara Lee's benefit plans.

TAX SHARING AGREEMENT


    The tax sharing agreement allocates responsibilities for tax matters between Coach and Sara Lee. Until the date Sara Lee effects a distribution or other disposition of an amount of our stock sufficient to result in our no longer being a part of the Sara Lee affiliated group for U.S. federal income tax purposes, Sara Lee is responsible for preparing and filing all consolidated, combined and unitary tax returns that include us and our subsidiaries, as well as our separate federal, state, local or foreign income tax returns. We have the right to review and comment on the tax returns that Sara Lee files on our behalf, but Sara Lee has the exclusive right to determine the manner in which such tax returns are prepared, including the elections, method of accounting, positions, conventions and principles of taxation to be used. Except with respect to separate federal, state, local and foreign income tax returns, we are responsible for preparing and filing any tax returns that include only us and our subsidiaries.



    The tax sharing agreement requires us to pay Sara Lee the incremental tax costs of our inclusion in consolidated, combined and unitary tax returns prepared by Sara Lee. In the case of a consolidated federal income tax return, the amount we owe Sara Lee will be computed as if we had filed our own separate, consolidated federal income tax return for us and our subsidiaries. The tax sharing agreement requires Sara Lee to compensate us for some, but not all, of the tax benefits that Sara Lee may derive from our inclusion in its consolidated federal income tax return. In the case of a unitary, combined or consolidated state income tax return, the amount we owe Sara Lee generally will be determined by comparing the amount of the group tax liability including us on the return with the amount of the group tax liability excluding us from the return. The tax sharing agreement also provides that any refunds or deficiencies resulting from a redetermination of our tax


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liability for periods during which we joined in filing consolidated, combined or unitary tax returns are for Sara Lee's account. We are responsible for any taxes with respect to tax returns that include only us and our subsidiaries.



    Each member of an affiliated group that files a consolidated tax return for United States federal income tax purposes is severally liable for the affiliated group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of Sara Lee's group even if the tax sharing agreement allocates that liability to Sara Lee or another member of the group. However, the tax sharing agreement provides that Sara Lee will indemnify us if we are required to pay a deficiency in the group's federal income tax liability that is the responsibility of Sara Lee or another member of the group under the tax sharing agreement.



    Sara Lee is solely responsible for controlling and contesting any audit or other tax proceeding with respect to any consolidated, combined or unitary tax return that includes us and our subsidiaries, as well as any separate federal, state, local or foreign income tax return relating to us and our subsidiaries (in each case, if Sara Lee was responsible for filing such tax return under the tax sharing agreement). While we have the right to be consulted and kept informed with respect to any audit or other tax proceeding regarding a tax item for which we are responsible, Sara Lee has the sole and exclusive right to contest or settle the item in its discretion.



    The tax sharing agreement also requires us to indemnify Sara Lee for certain taxes and similar obligations, including any taxes resulting from the failure of a distribution by Sara Lee of our common stock (and certain related transactions) to qualify as tax-free to Sara Lee as a result of actions taken, or the failure to take required actions, by us or any of our subsidiaries. Specifically, the tax sharing agreement requires us to cooperate with Sara Lee, and to take any and all actions reasonably requested by Sara Lee, in connection with Sara Lee's request, if any is made, for a private letter ruling from the Internal Revenue Service or for a legal opinion regarding the tax-free nature of a distribution of Coach stock by Sara Lee to Sara Lee's stockholders. Furthermore, we must comply with the representations made in connection with any such private letter ruling or legal opinion that is issued to Sara Lee. Our indemnity obligations include any interest and penalties on taxes, duties or fees for which we must indemnify Sara Lee.


    The tax sharing agreement further requires us and Sara Lee to cooperate with respect to tax matters, the exchange of information and the retention of records which may affect the income tax liability of us or Sara Lee. Disputes arising between us and Sara Lee relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions in the agreement.

MASTER TRANSITIONAL SERVICES AGREEMENT


    The master transitional services agreement governs Sara Lee's provision of transitional services to us, on an interim basis, until two years after the separation date, provided that the agreement automatically terminates when Sara Lee effects a distribution of our common stock. The services include support services for functions including accounting, treasury, internal audit coordination, environmental, tax, legal, Sara Lee Direct Call Center services, risk management and assessment services, information services, investor relations, and other administrative functions.



    Under the agreement we will pay Sara Lee a fee of $1,000,000 per year for these services, payable in monthly installments over the two year term of the agreement, other than Sara Lee Direct Call Center services for which we will pay a specified rate per minute of use and other than specifically excluded services. The fee will be pro rated for the actual term of the agreement if the agreement terminates in its entirety before the end of its two year term. We may terminate the agreement with respect to any service at any time upon notice to Sara Lee, however, the


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termination of any service will have no effect upon the fee. The master transitional services agreement also gives us the ability to request Sara Lee to provide additional services to us, but only at Sara Lee's discretion and only upon our payment of an additional agreed upon fee. We may also extend the term of the agreement with Sara Lee's consent on mutually acceptable terms.


REAL ESTATE MATTERS AGREEMENT


    The real estate matters agreement addresses matters relating to leased properties used in our business that Sara Lee leases on our behalf. Under the agreement, Sara Lee will assign to us all leases for store sites and other facilities used by us. The real estate matters agreement also requires both parties to use commercially reasonable efforts to obtain any landlord consents required for the proposed transfers of leased properties and provides that we will pay all reasonable costs and expenses in obtaining the landlord consents.



    The agreement further provides that we will be required to accept the transfer of all properties allocated to us, even if a site has been damaged by a casualty. If a lease is terminated due to casualty or action by the landlord prior to the separation date, that lease will not be transferred to us and neither party will have any liability relating to that lease.



    Under the agreement, we are also obligated to use commercially reasonable efforts to obtain the release of any and all obligations of Sara Lee, including any guarantee, surety or other security, with respect to all of the leased properties transferred to us. We agree to indemnify Sara Lee for any and all losses incurred by Sara Lee as a result of our occupancy of any leased property after the separation date. In the event we execute any new leases after the separation date, other than certain scheduled properties, or any of the leases transferred to us after that date are subject to renewal after the separation date, Sara Lee will have no obligation to provide any guarantee, surety or other security for such new or renewed leases.



LEASE INDEMNIFICATION AND REIMBURSEMENT AGREEMENT



    Upon the separation, Sara Lee will continue to be the primary lessee or guarantor or will otherwise not be fully and unconditionally released under many of our property leases. Under the lease indemnification and reimbursement agreement, we have agreed to obtain a letter of credit for the benefit of Sara Lee as of the time Sara Lee is no longer allowed to consolidate our results of operations and financial position.



    LETTER OF CREDIT. The letter of credit shall approximately equal our annual minimum rental payments under the leases that Sara Lee has transferred to us and from which Sara Lee has not been fully and unconditionally released by the landlord, referred to as the "Relevant Leases." The required amount of the letter of credit shall be reduced or increased accordingly as our annual minimum rental payments under the Relevant Leases decrease or increase. We will be required to maintain the letter of credit until the annual minimum rental payments under the Relevant Leases fall below $2,000,000.



    DRAWING UNDER THE LETTER OF CREDIT. Sara Lee may draw under the letter of credit upon the occurrence of certain events, including the following:



       - if Sara Lee incurs any losses with respect to any of the Relevant Leases, Sara Lee may draw down on the letter of credit to the extent of such losses and we shall be required to promptly restore any amounts drawn;



       - if we fail to promptly restore any amounts drawn by Sara Lee as required immediately above, Sara Lee may draw down on the entire amount of the letter of credit; and


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       - upon the acceleration of our bank indebtedness in excess of $5,000,000,
         Sara Lee may draw down on the entire amount of the letter of credit, provided we are unable to refinance such indebtedness in a timely manner.



    COVENANTS. As long as Sara Lee has not been fully and unconditionally released from any Relevant Lease, we may not:



       - merge or consolidate with another person unless certain conditions are met;



       - allow any lien or encumbrance to exist on any Relevant Lease, unless the lien or encumbrance is imposed by the provider or providers of any senior working capital facility or any senior term loan facility established primarily for the purpose of funding the growth or expansion of our business and only so long as our ratio of adjusted debt to earnings before interest, taxes, depreciation, amortization and rent greater than 4.0; or



       - transfer our interest under any Relevant Lease, unless Sara Lee consents and Sara Lee is fully and unconditionally released under the Relevant Lease.


INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT


    GENERAL RELEASE OF PRE-SEPARATION CLAIMS. Effective as of the separation date, we will release Sara Lee and its affiliates, agents, successors and assigns, and Sara Lee will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.



    INDEMNIFICATION. In general, we have agreed to indemnify Sara Lee and its affiliates, agents, successors and assigns from all liabilities arising from:


    - our business, any of our liabilities or any of our contracts; and

    - any breach by us of the separation agreement or any ancillary agreement.

Sara Lee has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

    - Sara Lee's business other than our business; and

    - any breach by Sara Lee of the separation agreement or any ancillary agreement.

    These indemnification provisions do not apply to amounts collected from insurance. The agreement also contains provisions governing notice and indemnification procedures.


    LIABILITY ARISING FROM THIS PROSPECTUS. We have agreed to indemnify Sara Lee for any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus or the registration statement, other than any liability relating to statements or omissions relating exclusively to:



    - Sara Lee and its affiliates and subsidiaries;



    - Sara Lee's business;



    - Sara Lee's intentions with respect to any distribution; or



    - the terms of any distribution.



    Sara Lee will indemnify us with respect to any liabilities relating to the items listed above.


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    ENVIRONMENTAL MATTERS.  We have agreed to indemnify Sara Lee and its affiliates, agents, successors and assigns from:



    - environmental conditions arising out of operations occurring on or after the separation date at any of our facilities;



    - environmental conditions existing on, under, about or in the vicinity of any of our facilities arising from an event causing contamination to the extent occurring on or after the separation date;



    - the violation of environmental laws as a result of the operation of our facilities on or after the separation date; and



    - environmental conditions at any third-party site to the extent liability arises from hazardous materials generated at any of our facilities after the separation date.



    Sara Lee has agreed to indemnify us and our affiliates, agents, successors and assigns from:



    - environmental conditions (1) existing on, under, about or in the vicinity of any of our facilities prior to the separation date, or (2) arising out of the operations occurring before the separation date at any of our facilities;



    - environmental conditions on, under, about or arising out of operations occurring at any time, whether before or after the separation date, at any of Sara Lee facilities, excluding our facilities on or after the separation date;



    - the violation of environmental laws as a result of the operation of any of our facilities prior to the separation date; and



    - environmental conditions at any third-party site to the extent liability arises from hazardous materials generated at any of our facilities prior to the separation date.



    INSURANCE MATTERS. The agreement also contains provisions governing our insurance coverage from the separation date until the date any distribution of our common stock by Sara Lee. In general, we agree to reimburse Sara Lee for premium expenses, deductibles and retention amounts related to our insurance coverage during this period. Prior to any distribution, Sara Lee will maintain insurance policies on our behalf. Sara Lee will promptly distribute to Coach any insurance proceeds that Sara Lee recovers under any Sara Lee insurance policy relating to our business. We will work with Sara Lee to secure additional insurance if desired by both parties. Sara Lee also will maintain insurance for Coach prior to the separation date.


INTERCOMPANY NOTE


    Upon our separation from Sara Lee, we will assume an intercompany note payable to a subsidiary of Sara Lee in the aggregate principal amount of $190 million. The note represents our allocable portion of indebtedness of Sara Lee. The note will bear interest at a rate of one month LIBOR plus 30 basis points, for as long as Sara Lee owns a majority of our outstanding stock, and one month LIBOR plus 250 basis points thereafter. The note will have a final maturity of September 30, 2002 and may be prepaid at any time without penalty or premium. The note also requires mandatory prepayments from excess cash flow, as defined in the note, remaining after repayment of borrowings under the revolving credit facility. The note includes various covenants, including:



    - compliance with laws;



    - restrictions on secured debt;



    - maintenance of an interest coverage ratio greater than 1.75 to 1.0; and


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    - restrictions on liens, lease obligations, mergers and consolidations, payment of dividends, transactions with affiliates and sale/leaseback transactions.



The note also contains customary events of default, such as failure to pay principal or interest when due, covenant defaults or breaches of representation or warranties, certain events of our bankruptcy and the entry of judgments against us exceeding $5,000,000.



    As required by the terms of the note, we will use all of the net proceeds of the offering to repay a portion of the amount outstanding under the note. Immediately following the offering, the aggregate principal amount owed by us to the Sara Lee subsidiary under the note will be approximately $91 million, based upon an assumed initial public offering price of $15.00, or $76 million if the underwriters' option to purchase additional shares is exercised in full.



REVOLVING CREDIT FACILITY



    On July 2, 2000, we entered into a revolving credit facility with Sara Lee which provides borrowing and investment capabilities under which we may borrow up to $75 million from Sara Lee and invest excess funds with them. Indebtedness under the revolving credit facility bears interest based upon one month LIBOR plus 30 basis points on the entire facility; investment earns interest based upon one month LIBOR less 20 basis points. The revolving credit facility is available to fund general corporate purposes and terminates when Sara Lee no longer holds a majority of our outstanding common stock. We intend to replace the Sara Lee facility with a banking institution facility prior to or at such time as the Sara Lee facility terminates. The credit facility may be prepaid without penalty or premium. The facility includes essentially the same covenants and customary events of default as the intercompany note, including failure to pay principal and interest when due, covenant defaults and certain events of our bankruptcy.


                             PRINCIPAL STOCKHOLDER


    Prior to this offering, all of the outstanding shares of our common stock will be owned by Sara Lee, a publicly-held company that is listed on the New York Stock Exchange. After this offering, Sara Lee will own about 82.6%, or about 80.5% if the underwriters fully exercise their option to purchase additional shares of our outstanding common stock. Except for Sara Lee, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. None of our executive officers or directors currently owns any shares of our common stock, but those who own shares of Sara Lee common stock will be treated on the same terms as other holders of Sara Lee stock in any distribution of our common stock by Sara Lee. See "Management--Stock Ownership of Directors and Executive Officers" for a description of the ownership of Sara Lee stock by our directors and executive officers.


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                          DESCRIPTION OF CAPITAL STOCK


    THE FOLLOWING DESCRIPTION OF THE TERMS OF OUR CAPITAL STOCK IS A SUMMARY OF ALL MATERIAL TERMS OF OUR CAPITAL STOCK. FOR A COMPLETE DESCRIPTION, WE REFER YOU TO THE MARYLAND GENERAL CORPORATE LAW, OUR CHARTER AND BYLAWS. WE HAVE FILED OUR CHARTER AND BYLAWS AS EXHIBITS TO THIS REGISTRATION STATEMENT.


GENERAL


    Our charter provides that we may issue up to 100,000,000 shares of common stock, par value $.01 per share, and up to 25,000,000 shares of preferred stock, par value $.01 per share, and permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of this offering, 42,406,333 shares of common stock, or 43,513,333 shares of common stock if the underwriters fully exercise their option to purchase additional shares, and no shares of preferred stock will be issued and outstanding. The Maryland General Corporation law provides that our stockholders are not obligated to us or our creditors with respect to our stock, except to the extent that the subscription price or other agreed upon consideration has not been paid.


COMMON STOCK

    All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock.

    Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.


    Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations.


POWER TO RECLASSIFY SHARES OF OUR STOCK


    Our charter (1) authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock and (2) permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have


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authority to issue. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.


POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

    We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.


CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

    BOARD OF DIRECTORS


    Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors. However, while Sara Lee, its affiliates or certain of its transferees own a majority of our voting stock,
(1) any vacancy on our board of directors which results from the removal of a director may be filled only by the affirmative vote of a majority of our voting stock and (2) any vacancy which results from any reason other than removal shall be filled only by the affirmative vote of a majority of the remaining directors and only with a director having the qualification of having been nominated, and whose election has been consented to, by Sara Lee or, if such vacancy remains unfilled at the time of the next meeting of the stockholders, by the affirmative vote of the holder or holders of a majority of our voting stock.


    Our board is not currently classified and, although it would otherwise be permissible under Maryland law for our board to become classified without stockholder approval, we have included a provision in our charter prohibiting the classifying of our board without the approval of a majority of the votes cast on such matter by holders of our common stock.

    REMOVAL OF DIRECTORS


    Our charter provides that a director may be removed with or without cause by the affirmative vote of the holder or holders of a majority of the votes entitled to be cast in the election of directors.


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    BUSINESS COMBINATIONS

    Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

    - any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

    - an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

    After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

    - 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

    - two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.


    The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted any business combination involving Sara Lee or its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any of them. As a result, Sara Lee or its affiliates may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance with the super-majority vote requirements and the other provisions of the statute.


    The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

    CONTROL SHARE ACQUISITIONS

    Our bylaws contain a provision exempting from Maryland's control share acquisition statute any and all acquisitions by any person of shares of our stock. However, this provision could be amended or eliminated in the future.

    Maryland's control share acquisition statute provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by

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the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power

    - one-tenth or more but less than one-third;

    - one-third or more but less than a majority; or

    - a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held, at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

    The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

    AMENDMENT TO THE CHARTER


    Our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that the board of directors may, without action by our stockholders, amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue, change our name or change the name or designation or par value of any class or series of our stock or the aggregate par value.


    DISSOLUTION OF THE COMPANY

    The dissolution of the Company must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

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    ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS


    Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only:



    - pursuant to our notice of the meeting;



    - by the board of directors;



    - by Sara Lee during the period it holds a majority of our outstanding common stock; or



    - by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.



With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only:



    - pursuant to our notice of the meeting;



    - by the board of directors;



    - by Sara Lee during the period it holds a majority of our outstanding common stock; or



    - provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.


    LIMITATION OF LIABILITY AND INDEMNIFICATION

    Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

    Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

    - the act or omission was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

    - the director or officer actually received an improper personal benefit in money, property or services; or

    - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

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    In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

    Our charter also authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify (1) any present or former director or officer, or person who has agreed to become a director or officer, or (2) any director or officer who, at our request, serves another corporation or other enterprise as a director, officer, partner or trustee against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

    ANTI-TAKEOVER EFFECT OF PARTICULAR PROVISIONS OF MARYLAND LAW AND OF THE
     CHARTER AND BYLAWS

    The business combination provisions and, if the applicable provision in our bylaws is rescinded, the control share acquisition provisions of Maryland law and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

    CORPORATE OPPORTUNITIES

    Under the terms of our charter, for so long as Sara Lee owns at least 50% of our outstanding common stock, Sara Lee shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither Sara Lee nor any its officers or directors shall be liable to us or our stockholders for breach of any duty by reason of any such activities. If Sara Lee acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Sara Lee and us, Sara Lee shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any duty as our stockholder if Sara Lee pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information regarding, or offer, such corporate opportunity to us.


    If one of our directors, officers or employees who is also a director, officer or employee of Sara Lee acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and Sara Lee, such director, officer or employee shall be entitled to offer such corporate opportunity to us or Sara Lee as such director, officer or employee deems appropriate under the circumstances in his or her sole discretion. In addition, no such director, officer or employee shall be liable to us or our stockholders for breach of any duty by reason of the fact that (1) the director, officer or employee offered such corporate opportunity to Sara Lee (rather than us) or did not communicate information regarding such corporate opportunity to us or
(2) Sara Lee pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. Neither Sara Lee nor any officer or director of Sara Lee shall be liable to us or our stockholders for breach of any duty by reason of the fact that Sara Lee or an officer or director of Sara Lee takes or fails to take any action or exercises or fails to exercise any rights or gives or withholds any consent in connection with any agreement or contract between Sara Lee and us.

                        SHARES ELIGIBLE FOR FUTURE SALE

RULE 144

    All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which be may acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with Coach and may include our directors and officers as well as our significant stockholders.


    Sara Lee currently is planning to effect a distribution of all or a significant portion of its shares of our common stock within 18 months after this offering. Shares of our common stock distributed to Sara Lee stockholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates of Coach. Persons who are deemed to be our affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the exchange or other distribution only through registration under the Securities Act, unless an exemption from registration is available, including an exemption pursuant to Rule 144.


    The shares of our common stock held by Sara Lee before the exchange or other distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act, unless an exemption from registration is available, including an exemption pursuant to Rule 144. Sara Lee, our directors and officers and we have agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters.

STOCK PLANS

    We will grant shares of our common stock pursuant to our stock plans subject to restrictions. See the section in this prospectus entitled "Management" for more information on our stock plans. We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock incentive plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act subject to any contractual restrictions on transfer.

REGISTRATION RIGHTS


    Under the master separation agreement with Sara Lee, we will grant Sara Lee the right to cause us to file up to three registration statements under the Securities Act covering resales of all shares of common stock held by Sara Lee and to cause the registration statements to become effective. Sara Lee may not request more than one demand registration in any calendar year. We will grant Sara Lee the right to include its shares of our common stock in an unlimited number of other registrations of our common stock initiated by us or on behalf of our other stockholders. We will pay the expenses of these registrations.

                                  UNDERWRITING


    Coach and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, and Prudential Securities Incorporated are the representatives of the underwriters.



                      Underwriter                          Number of Shares
                      -----------                         ------------------
Goldman, Sachs & Co.....................................
Morgan Stanley & Co. Incorporated.......................
Prudential Securities Incorporated......................
                                                               -------
  Total.................................................
                                                               =======


    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from Coach to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Coach. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.


                                                        Paid by Coach
                                                        -------------
                                                 No Exercise    Full Exercise
                                                 ------------   -------------
Per Share......................................      $              $
Total..........................................      $              $


    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
selected other brokers or dealers at a discount of up to $         per share
from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    Coach, Sara Lee and Coach's directors and officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Coach's common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any grants under existing employee benefit plans. See "Shares Eligible For Future Sale" for a discussion of transfer restrictions.

    Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Coach and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Coach's historical performance, estimates of the business potential and earnings prospects, an assessment of Coach's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Coach intends to list the common stock on the New York Stock Exchange under the symbol "COH". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.


    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Coach in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additonal shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short positon by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.


    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.


    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Coach's common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.


    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    At the request of Coach, the underwriters have reserved for sale, at the
initial public offering price, approximately   % of the shares of common stock
being offered for its directors and select employees, including directors and executive officers of Sara Lee. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.


    A prospectus in electronic format may be made available on the websites maintained by some of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.


    Coach estimates that its share of the total expenses of the offering,
excluding underwriting discounts and commissions, will be approximately $      .

    Coach and Sara Lee have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman, Sachs & Co. has from time to time performed various investment banking services for Sara Lee in the past, and it may from time to time in the future perform investment banking services for Sara Lee and Coach for which it has received and will receive customary fees.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP. Certain legal matters will be passed upon for the underwriters by Kirkland & Ellis, Chicago, Illinois. Kirkland & Ellis represents Sara Lee from time to time in connection with various legal matters.

                                    EXPERTS


    The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION


    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and our common stock, reference is made to the registration statement and the exhibits and any schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the registration statement. A copy of the registration statement, including the exhibits and schedules to the registration statement, may be read and copied at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 and inspected at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. For further information on the Public Reference Rooms, please call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules to the registration statement.


    As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
Audited Historical Consolidated and Combined Financial
  Statements:
  Report of Independent Public Accountants..................     F-2
  Consolidated and Combined Balance Sheets..................     F-3
  Consolidated and Combined Statements of Income............     F-4
  Consolidated and Combined Statement of Equity.............     F-5
  Consolidated and Combined Statements of Cash Flows........     F-6
  Notes to Consolidated and Combined Historical Financial
    Statements..............................................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Sara Lee Corporation:


    We have audited the accompanying consolidated and combined balance sheets of Coach (a business comprised of divisions and subsidiaries of Sara Lee Corporation) as of July 1, 2000 and July 3, 1999, and the related consolidated and combined statements of income, equity and cash flows for the years ended July 1, 2000, July 3, 1999 and June 27, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Coach as of July 1, 2000 and July 3, 1999, and the results of its operations and its cash flows for the years ended July 1, 2000, July 3, 1999 and June 27, 1998 in conformity with accounting principles generally accepted in the United States.


    Our audit was made for the purpose of forming an opinion on the basic consolidated and combined financial statements taken as a whole. The schedule identified in Item 16(B) of the registration statement is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP


Chicago, Illinois
July 26, 2000
(except with respect to the matter
discussed in Note 16, as to which
the date is August 25, 2000)

                                  COACH, INC.
                    CONSOLIDATED AND COMBINED BALANCE SHEETS


                                                                                                 PRO FORMA
                                                                                                    AS
                                                                                                 ADJUSTED
                                                                                                  JULY 1,
                                                                   JULY 3,        JULY 1,          2000
                                                                    1999           2000         (UNAUDITED)
                                                                  ---------      ---------      -----------
                                                                           (DOLLARS IN THOUSANDS,
                                                                             EXCEPT SHARE DATA)
ASSETS
Cash........................................................      $     148      $     162       $     162
Trade accounts receivable, less allowances of $6,119 at              11,818         15,567
  July 3, 1999, and $5,931 July 1, 2000.....................                                        15,567
Inventories
  Finished goods............................................         82,086         95,446          95,446
  Work in process...........................................          2,433            677             677
  Materials and supplies....................................         16,876          5,974           5,974
                                                                  ---------      ---------       ---------
Total inventory.............................................        101,395        102,097         102,097
Prepaid expenses............................................          3,106          3,239           3,239
Deferred income taxes.......................................          6,477          8,996           8,996
Other current assets........................................          3,676          3,627           3,627
                                                                  ---------      ---------       ---------
Total current assets........................................        126,620        133,688         133,688
                                                                  ---------      ---------       ---------
Receivable from Sara Lee....................................         54,150         63,783              --
Trademarks and other assets.................................         11,269         10,590          10,590
Property
  Machinery and equipment...................................         16,532         16,256          16,256
  Furniture and fixtures....................................         67,751         61,192          61,192
  Leasehold improvements....................................         88,611         89,448          89,448
  Construction in progress..................................          8,687         15,048          15,048
  Accumulated depreciation..................................       (120,430)      (116,760)       (116,760)
                                                                  ---------      ---------       ---------
Property, net...............................................         61,151         65,184          65,184
Deferred income taxes.......................................         23,369         18,189          18,189
Goodwill, net...............................................          5,529          5,219           5,219
                                                                  ---------      ---------       ---------
Total assets................................................      $ 282,088      $ 296,653       $ 232,870
                                                                  =========      =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank overdrafts.............................................      $   4,023      $   4,940       $   4,940
Accounts payable............................................         10,122          2,926           2,926
Accrued liabilities
  Advertising and promotions................................          7,583          8,760           8,760
  Income and other taxes....................................          5,694          6,040           6,019
  Payroll and benefits......................................         28,169         37,994          37,994
  Rent, utilities, insurance, interest and administration            11,855         10,224
    fees....................................................                                        10,224
  Product repairs...........................................          6,100          5,400           5,400
  Other.....................................................          1,354          3,275           3,275
Long-term debt due within 1 year............................             35             40              40
                                                                  ---------      ---------       ---------
Total current liabilities...................................         74,935         79,599          79,578
                                                                  ---------      ---------       ---------
Long-term debt..............................................          3,775          3,735          94,735
Other liabilities...........................................            216            511             511
Common stockholders' net investment
  Preferred stock: (authorized 25,000,000 shares; $.01 par               --             --
    value) None issued......................................                                            --
  Common stock: (authorized 100,000,000 shares; $.01 par                 --             --
    value) Issued--1,000 shares.............................                                           424
  Capital surplus...........................................             --             --          57,917
  Sara Lee Corporation equity...............................        203,966        213,103              --
  Accumulated other comprehensive loss......................           (804)          (295)           (295)
                                                                  ---------      ---------       ---------
  Total equity..............................................        203,162        212,808          58,046
                                                                  ---------      ---------       ---------
Total liabilities and common stockholders' equity...........      $ 282,088      $ 296,653       $ 232,870
                                                                  =========      =========       =========


The accompanying Notes to Consolidated and Combined Financial Statements are an
                       integral part of these statements.

                                  COACH, INC.

                 CONSOLIDATED AND COMBINED STATEMENTS OF INCOME


                                                                       YEARS ENDED
                                                            ----------------------------------
                                                            JUNE 27,     JULY 3,     JULY 1,
                                                              1998        1999         2000
                                                            --------     -------     -------
                                                                  (DOLLARS IN THOUSANDS,
                                                                  EXCEPT PER SHARE DATA)
Net sales.................................................  $522,220    $507,781     $548,918
Cost of sales.............................................   235,512     226,190      220,085
                                                            --------    --------     --------
Gross profit..............................................   286,708     281,591      328,833
Selling, general and administrative expenses..............   261,695     255,008      272,816
Reorganization costs......................................        --       7,108           --
                                                            --------    --------     --------

Operating income..........................................    25,013      19,475       56,017
Interest income...........................................       272          27           33
Interest expense..........................................      (508)       (441)        (420)
Minority interest in subsidiary...........................        66          --           --
                                                            --------    --------     --------
Income before income taxes................................    24,843      19,061       55,630
Income taxes..............................................     4,180       2,346       17,027
                                                            --------    --------     --------
Net income................................................  $ 20,663    $ 16,715     $ 38,603
                                                            ========    ========     ========

Unaudited pro forma as adjusted basic net income per
  share...................................................                           $   0.83
                                                                                     ========
Shares used in computing unaudited pro forma as adjusted
  basic net income per share..............................                             42,406
                                                                                     ========

Unaudited pro forma as adjusted diluted net income per
  share...................................................                           $   0.83
                                                                                     ========
Shares used in computing unaudited pro forma as adjusted
  diluted net income per share............................                             42,440
                                                                                     ========


The accompanying Notes to the Consolidated and Combined Financial Statements are
                                       an
                       integral part of these statements.

                                  COACH, INC.

                 CONSOLIDATED AND COMBINED STATEMENT OF EQUITY


                                                               ACCUMULATED
                                                SARA LEE          OTHER
                                              CORPORATION     COMPREHENSIVE     COMPREHENSIVE
                                    TOTAL        EQUITY       INCOME (LOSS)     INCOME (LOSS)
                                  ---------   ------------   ---------------   ----------------
                                                     (DOLLARS IN THOUSANDS)
BALANCES AT JUNE 28, 1997.......  $165,361      $165,493          $(132)
  Net income....................    20,663        20,663             --            $20,663
  Translation adjustments.......       134            --            134                134
  Minimum pension liability.....      (394)           --           (394)              (394)
                                                                                   -------
  Comprehensive income..........                                                   $20,403
                                                                                   =======
  Capital contribution..........     1,095         1,095             --
                                  --------      --------          -----
BALANCES AT JUNE 27, 1998.......   186,859       187,251           (392)
  Net income....................    16,715        16,715             --            $16,715
  Translation adjustments.......        (9)           --             (9)                (9)
  Minimum pension liability.....      (403)           --           (403)              (403)
                                                                                   -------
  Comprehensive income..........                                                   $16,303
                                  --------      --------          -----            =======
BALANCES AT JULY 3, 1999........   203,162       203,966           (804)
  Net income....................    38,603        38,603             --            $38,603
  Equity distribution...........   (29,466)      (29,466)            --
  Translation adjustments.......       152            --            152                152
  Minimum pension liability.....       357            --            357                357
                                                                                   -------
  Comprehensive income..........                                                   $39,112
                                  --------      --------          -----            =======
BALANCES AT JULY 1, 2000........  $212,808      $213,103          $(295)
                                  ========      ========          =====



The accompanying Notes to the Consolidated and Combined Financial Statements are
                                       an
                       integral part of these statements.

                                  COACH, INC.
               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS


                                                                        YEARS ENDED
                                                              -------------------------------
                                                              JUNE 27,    JULY 3,    JULY 1,
                                                                1998        1999       2000
                                                              ---------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 20,663    $ 16,715   $ 38,603
Adjustments for noncash charges included in net income:
  Depreciation..............................................    21,571      21,339     21,729
  Amortization of intangibles...............................     1,213         917        899
  Reorganization costs......................................        --       7,108         --
  Increase (decrease) in deferred taxes.....................     1,172      (4,286)     2,661
  Other noncash credits, net................................      (766)      2,843     (1,688)
  Changes in current assets and liabilities:
    Decrease (increase) in trade accounts receivable........     4,473       1,315     (3,751)
    (Increase) decrease in inventories......................   (30,206)     30,977       (725)
    Decrease (increase) in other current assets.............     9,347      (1,876)       (90)
    Increase (decrease) in accounts payable.................     2,337      (1,922)    (7,196)
    (Decrease) increase in accrued liabilities..............   (12,629)      5,875     11,154
    Decrease in receivable from Sara Lee....................    25,340      18,651     22,442
                                                              --------    --------   --------
  Net cash from operating activities........................    42,515      97,656     84,038
                                                              --------    --------   --------

INVESTMENT ACTIVITIES
Purchases of property and equipment.........................   (15,178)    (13,519)   (26,060)
Acquisition of minority interest............................        --        (896)        --
Dispositions of property....................................       840       2,646      2,695
                                                              --------    --------   --------
  Net cash used in investment activities....................   (14,338)    (11,769)   (23,365)
                                                              --------    --------   --------

FINANCING ACTIVITIES
Additional capital contribution.............................     1,095          --         --
Borrowings from Sara Lee....................................   533,427     445,154    541,047
Repayments to Sara Lee......................................  (555,979)   (529,043)  (573,122)
Equity distribution.........................................        --          --    (29,466)
Bank overdrafts.............................................    (6,731)     (1,996)       917
Repayments of long-term debt................................        --         (35)       (35)
                                                              --------    --------   --------
  Net cash used in financing activities.....................   (28,188)    (85,920)   (60,659)
                                                              --------    --------   --------
Effect of changes in foreign exchange rates on cash.........         7          (2)        --
                                                              --------    --------   --------
(Decrease) increase in cash and equivalents.................        (4)        (35)        14
Cash and equivalents at beginning of year...................       187         183        148
                                                              --------    --------   --------
Cash and equivalents at end of period.......................  $    183    $    148   $    162
                                                              ========    ========   ========


The accompanying Notes to the Consolidated and Combined Financial Statements are
                                       an
                       integral part of these statements.

                                  COACH, INC.

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS


            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

1.) BACKGROUND AND BASIS OF PRESENTATION


    On May 30, 2000, Sara Lee Corporation ("Sara Lee") announced its plan to create an independent publicly traded company, Coach, Inc. ("Coach" or the "Company") comprised of Sara Lee's branded leather goods and accessories business. After completion of Coach's initial public offering, Sara Lee will own at least 80.5% of Coach's outstanding capital stock.



    Coach designs, manufactures, markets and sells primarily fine leather handbags and accessories. Coach products are manufactured by third-party suppliers as well as by Coach-operated manufacturing facilities. Coach markets products via company operated retail stores, direct mail catalogs, e-commerce website, factory stores, and via selected upscale department and specialty retailer locations and international department, retail and duty free shop locations. As of July 1, 2000, Coach operates 2 manufacturing facilities,
3 warehouse, distribution and product development centers, 106 United States retail stores, 63 United States factory stores and 2 retail locations in the United Kingdom.



    Coach was formed in 1941 and was acquired by Sara Lee in July 1985 in a transaction accounted for as a purchase. Coach is operated as a division in the United States and a subsidiary in foreign countries. On June 1, 2000, Coach was incorporated under the laws of the State of Maryland.



    Sara Lee and Coach have entered into a Master Separation Agreement, General Assignment and Assumption Agreement, Indemnification and Insurance Matters Agreement, Master Transitional Services Agreement, Real Estate Matters Agreement, Lease Indemnification and Reimbursement Agreement, Employee Matters Agreement and Tax Sharing Agreement (collectively referred to as the "Separation Agreements") (See Note 14 of the consolidated and combined financial statements). Pursuant to the Separation Agreements, Sara Lee will transfer to Coach the assets and liabilities that relate to the Coach business on a date ("the Separation Date") prior to the date of completion of Coach's initial public offering.



    The consolidated and combined financial statements of Coach reflect the historical results of operations and cash flows of the Coach leather goods and accessories business of Sara Lee during each respective period. Under Sara Lee's ownership, Coach's United States operations were a division of Sara Lee and not a separate legal entity, while Coach's foreign operations were subsidiaries of Sara Lee. The historical financial statements have been prepared using Sara Lee's historical basis in the assets and liabilities and the results of Coach's business. The financial information included herein may not reflect the consolidated financial position, operating results, changes in stockholder's net investment and cash flows of Coach in the future, or what they would have been had Coach been a separate, stand-alone entity during the periods presented. On the separation date, Coach will begin operating as a separate legal entity.


    The consolidated financial statements include allocations of certain Sara Lee expenses, including certain accounting, treasury, real estate, human resources, and other Sara Lee corporate services and infrastructure costs. The expense allocations have been determined on the basis that Sara Lee and Coach considered to be reasonable reflections of the utilization of services provided by Sara Lee.

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

2.) SIGNIFICANT ACCOUNTING POLICIES


    Fiscal year--Coach's fiscal year ends on the Saturday closest to June 30. Fiscal year 1999 was a 53-week year, while fiscal years 2000 and 1998 were 52-week years. Unless otherwise stated, references to years in the financial statements relate to fiscal years.


    Preparation of financial statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    Consolidation--The consolidated and combined financial statements include the accounts of Coach. All significant intercompany transactions and balances within Coach are eliminated in consolidation.



    Cash and Cash Equivalents--Cash consists of cash balances and short term investments with a maturity of less than 90 days.


    Inventories--Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. Inventory cost includes material and conversion costs.

    Property--Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the estimated useful lives of the assets. Machinery and equipment are depreciated over lives of 5 to 7 years and furniture and fixtures are depreciated over lives of 3 to 5 years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts.


    Pre-opening Costs--Costs associated with the opening of new retail stores are expensed in the periods incurred.



    Software Development Costs--Prior to the adoption date of AICPA Statement of Position ("SOP") No. 98-1 in 1999, Coach expensed all software development costs as incurred. Since adoption of SOP 98-1, Coach's policy is to capitalize certain costs relating to software developed and implemented for internal use and to amortize these costs over a period of 3 to 5 years. No material software development costs were incurred in 1998, 1999 or 2000.



    Intangible Assets--The excess of cost over fair market value of tangible net assets and trademarks of acquired businesses is amortized on a straight line basis over the periods of expected benefit, which range from 5 to 40 years. Accumulated amortization of intangible assets at June 27, 1998, July 3, 1999, and July 1, 2000 is $6,421, $2,960 and $3,257, respectively.


    Long-Lived Assets--Long-lived assets primarily include property, identifiable intangible assets and goodwill. Long-lived assets being retained for use by Coach are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

2.) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) during the period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance.

    Long-lived assets which are to be disposed of are reported at the lower of carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which management commits to a plan to dispose of the assets.


    Transactions with Sara Lee--Receivable from Sara Lee represents the net amount due to or from Sara Lee as a result of intercompany transactions between Coach and Sara Lee. See Note 14 for a description of the relationship with Sara Lee.



    Revenue Recognition--Sales are recognized at the "point of sale", which occurs when merchandise is sold in an "over the counter" consumer transaction or upon shipment to a customer. The Company maintains a reserve for potential product returns and records its provision for estimated product returns based upon historical experience. The charge for estimated product returns is recorded against sales for the period. Certain royalty revenues are earned through license agreements with manufacturers of other consumer products that incorporate the Coach brand. Revenue earned under these contracts is accrued based upon reported sales from the licensee.



    Sales Incentives--Sales incentives include sales discounts that are offered to the customer at the time of sale. Sales incentives that result in a reduction of the selling price at the time of sale are recorded in net sales.



    Advertising--Advertising costs, which include media and production totaled $16,777, $12,598 and $15,764 for the fiscal years 1998, 1999, and 2000.
Advertising costs are expensed when the advertising first takes place.



    Stock Based Compensation--Employee stock options are accounted for under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards
No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123").



    Income Taxes--Coach's operating results historically have been included in Sara Lee's consolidated U.S. and state income tax returns and in the tax returns of certain Sara Lee foreign operations. For as long as Sara Lee continues to own greater than 80% of Coach's outstanding capital stock, Coach will continue to be included in these consolidated tax returns. The provision for income taxes in Coach's financial statements has been prepared as if Coach were a stand-alone entity and filed separate tax returns. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

2.) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Foreign Currency--The functional currency of the Company's foreign operations is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The resulting translation adjustments are recorded as a component of other comprehensive income within stockholders equity. Included in net income are gains and losses from foreign currency transactions of $94, $19 and $28 for 1998, 1999 and 2000, respectively.


3.) STOCK-BASED COMPENSATION


SARA LEE STOCK-BASED PLANS


    Coach employees participate in stock-based compensation plans of Sara Lee. Sara Lee maintains various stock option, employee stock purchase and stock award plans.


    STOCK OPTIONS--The exercise price of each stock option equals 100% of the market price of Sara Lee's stock on the date of grant and generally has a maximum term of 10 years. Options generally vest ratably over three years. During 1998, Sara Lee instituted a broad-based stock option incentive program under which Sara Lee granted options, to essentially all full-time Coach employees, to purchase a total of approximately 449 shares of Sara Lee common stock.



    Under certain stock option plans, an active employee may receive a Sara Lee replacement stock option equal to the number of shares surrendered upon a stock-for-stock exercise. The exercise price of the replacement option is 100% of the market value at the date of exercise of the original option and will remain exercisable for the remaining term of the original option. Replacement stock options generally vest six months from the grant date.

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) STOCK-BASED COMPENSATION (CONTINUED)

    A summary of options held by Coach employees under Sara Lee option plans follows:



                                       NUMBER OF     WEIGHTED                  WEIGHTED
                                        SARA LEE      AVERAGE                   AVERAGE
                                      OUTSTANDING    EXERCISE    EXERCISABLE   EXERCISE
(SHARES IN THOUSANDS)                   OPTIONS        PRICE       SHARES        PRICE
---------------------                 ------------   ---------   -----------   ---------
Outstanding at June 28, 1997........        759       $18.04         333        $14.12
  Granted...........................      1,362        22.17
  Exercised.........................       (530)       15.08
  Canceled/Expired..................       (212)       19.60
  Transfers.........................         50        21.01
                                         ------                      ---
Outstanding at June 27, 1998........      1,429        22.43         246         20.96
  Granted...........................        584        24.92
  Exercised.........................       (232)       17.47
  Canceled/Expired..................       (263)       22.63
                                         ------                      ---
Outstanding at July 3, 1999.........      1,518        22.63         603         23.02
  Granted...........................        563        22.69
  Exercised.........................       (167)       24.01
  Canceled/Expired..................       (216)       21.89
  Transfers.........................        111        19.26
                                         ------                      ---
Outstanding at July 1, 2000.........      1,809        23.06         935         23.44
                                         ======                      ===



    The following table summarizes information about stock options held by Coach employees under Sara Lee option plans at July 1, 2000.



                                     OPTIONS OUTSTANDING
                       -----------------------------------------------
                                           WEIGHTED                            OPTIONS EXERCISABLE
                                           AVERAGE                       --------------------------------
                           NUMBER         REMAINING        WEIGHTED          NUMBER           WEIGHTED
      RANGE OF           OUTSTANDING     CONTRACTUAL       AVERAGE         EXERCISABLE        AVERAGE
   EXERCISE PRICES     AT JULY 1, 2000   LIFE (YEARS)   EXERCISE PRICE   AT JULY 1, 2000   EXERCISE PRICE
---------------------  ---------------   ------------   --------------   ---------------   --------------
$11.41-20.60                  612             4.6           $19.67             378             $19.27
$20.61-23.81                  494             8.8            23.14              97              23.81
$23.82-30.44                  703             6.2            25.94             460              26.78
                            -----                                              ---
                            1,809             6.4           $23.06             935             $23.44
                            =====                                              ===

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) STOCK-BASED COMPENSATION (CONTINUED)
The fair value of each Coach option grant under the Sara Lee plans is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:


                                                1998        1999        2000
                                              ---------   ---------   ---------
Expected lives..............................  3.8 years   3.5 years   4.0 years
Risk-free interest rate.....................    6.0%        5.2%        5.9%
Expected volatility.........................    22.6%       24.1%       27.0%
Dividend yield..............................    1.7%        1.8%        2.6%



    The weighted average fair value of individual options granted during 1998, 1999 and 2000 was $4.44, $4.73 and $4.96, respectively.



    EMPLOYEE STOCK PURCHASE PLAN ("ESPP"). Sara Lee maintains an ESPP that permits full-time Coach employees to purchase a limited number of Sara Lee common shares at 85% of market value. Under the plan, Sara Lee sold 54, 81 and 100 shares to Coach employees in 1998, 1999 and 2000, respectively. Pro forma compensation expense is calculated for the fair value of the employees' purchase rights using the Black-Scholes model. Assumptions include an expected life of 1/4 of a year and weighted average risk-free interest rates of 5.2%, 4.6% and 5.4% in 1998, 1999 and 2000, respectively. Other underlying assumptions are consistent with those used for the Sara Lee stock option plans described above.



    Under APB 25, no compensation cost is recognized for stock options and replacement stock options under the various Sara Lee stock-based compensation plans and shares purchased under the ESPP. Had compensation cost for the grants for stock-based compensation been determined consistent with SFAS 123, Coach's net income for 1998, 1999 and 2000 would have been as follows:



                                                   1998       1999       2000
                                                 --------   --------   --------
Net income.....................................  $18,489    $14,615    $36,051

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) STOCK-BASED COMPENSATION (CONTINUED)


    STOCK UNIT AWARDS. Restricted stock unit awards of Sara Lee stock are granted to Coach employees as performance awards and retention awards. The value of performance awards is determined based upon the fair value of the stock earned at the end of the performance cycle and accrued over the life of the award. The value of retention awards is based upon the fair value of the Sara Lee stock at the grant date and accrued over the life of the award. All stock unit awards are restricted and subject to forfeiture and entitle the participant to dividends that are escrowed until the participant receives the shares. The expense related to these awards for fiscal years 1998, 1999 and 2000 was $380, $660 and $963, respectively.



COACH STOCK-BASED PLANS



    STOCK OPTIONS. Concurrent with the initial public offering, Coach intends to establish a stock option plan for Coach employees. Coach employees can continue to participate in the Sara Lee plan while Sara Lee maintains at least an 80% ownership interest in Coach. No future stock option grants will be made under the Sara Lee plan to Coach employees; instead, future grants to Coach employees will be made under the Coach plan. Coach employees who have attained the title of director or above and who are Sara Lee option holders will receive the right to convert Sara Lee options into Coach options at the IPO date using a conversion ratio of Coach's stock price to Sara Lee's stock price with a conversion ratio floor of 1.00. Any Sara Lee option converted into a Coach option generally may not be exercised until the earlier of one year following conversion, or that time when Sara Lee ceases to own at least 80% of Coach's outstanding capital stock, subject to the original vesting requirements and subject to certain requirements intended to maintain Sara Lee's ownership of at least 80% of Coach's outstanding capital stock at all times prior to Sara Lee's distribution of all or a significant portion of its Coach stock. However, no option will be exercisable until six months after the offering. At July 1, 2000, there were 1,589 stock options outstanding and eligible to convert, of which 810 were exercisable at a weighted average exercise price of $23.89. Sara Lee options which are converted to Coach options will result in an expense equal to the intrinsic value (if any) on the date of conversion, being recorded over the remaining vesting period of the option. No further compensation expense will result from these converted options.


    ESPP--Coach will continue to participate in the Sara Lee ESPP until either Sara Lee completes an exchange or other distribution of Coach, or Coach establishes a separate ESPP.


    STOCK UNITS--Certain Coach employees who hold approximately 30 Sara Lee restricted stock units will be given the election to convert these stock units into Coach restricted stock units with the same market value on the date of conversion.


4.) MINORITY INTEREST IN SUBSIDIARIES


    Coach owned 60% of an Italian manufacturing operation. At the beginning of 1999, Coach purchased equity held by the minority partners and subsequently closed this operation and incurred shutdown costs of $331 that are discussed in
Note 8.

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

5.) LONG TERM DEBT, CREDIT FACILITIES AND CONCENTRATION OF CREDIT RISK


    Long-term debt consists of an 8.77% loan that matures in 2015. Interest expense for this loan for fiscal years 1998, 1999 and 2000 was $337, $336 and $334, respectively. Cash interest paid for fiscal years 1998, 1999 and 2000 was $268, $336 and $333, respectively. Debt service payments under this loan for the years ending 2001 through 2005 are $369, $371, $396, $395 and $422, respectively.



    Coach participates in a cash concentration system that requires that cash balances be deposited with Sara Lee which are netted against any borrowings or billings that are provided by Sara Lee. The balance due under this arrangement is included in the receivable from Sara Lee. For the periods presented, no interest is charged or earned on these balances. As of July 2, 2000, the balance on the receivable from Sara Lee will be capitalized into Sara Lee's investment in Coach. No cash will be paid or collected by either party.



    Subsequent to the initial public offering Coach will continue to participate in the Sara Lee cash concentration system through a revolving credit facility entered into between Coach and Sara Lee on July 2, 2000. The maximum borrowing from Sara Lee permitted under this facility is $75,000 which will accrue interest at US dollar LIBOR plus 30 basis points. Any receivable balance from Sara Lee under this facility will accrue interest at US dollar LIBOR minus 20 basis points. When Sara Lee owns less than 50% of Coach's outstanding capital stock, this facility will terminate and become due. The credit facility contains certain covenants including a requirement that Coach maintain an interest coverage ratio of at least 1.75, and restrictions on mergers, significant property disposals, dividends, additional secured debt, sale and leaseback transactions or lease obligations in excess of amounts approved by Sara Lee. Primarily all cash flows from operations less capital expenditures must be used by Coach to pay this note.



    As described in Note 16 (Subsequent Events), Coach will undergo an equity restructuring which will result in $190,000 of long-term debt to a subsidiary of Sara Lee being recorded on Coach's balance sheet.


6.) LEASES


    Coach, as a division of Sara Lee, leases certain office, distribution, retail and manufacturing facilities. The lease agreements, which expire at various dates through 2015, are subject, in some cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices. Certain rentals are also contingent upon factors such as sales. Substantially all existing leases are guaranteed by Sara Lee.


    Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight line basis over the related terms of such leases. Contingent rentals are recognized when the achievement of the target, which triggers the

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

6.) LEASES (CONTINUED)
related payment, are considered probable. Rent expense for the Company's operating leases, consisted of the following:


                                                   1998       1999       2000
                                                 --------   --------   --------
Minimum rentals................................  $25,642    $26,191    $25,495
Contingent rentals.............................    2,109      2,163      2,869
                                                 -------    -------    -------
Total Rent Expense.............................  $27,751    $28,354    $28,364
                                                 =======    =======    =======


    Future minimum rental payments under non-cancellable operating leases are as follows:


YEAR ENDED                                                     AMOUNT
----------                                                     ------
2001........................................................  $ 26,525
2002........................................................    25,188
2003........................................................    23,865
2004........................................................    23,472
2005........................................................    22,310
Subsequent to 2005..........................................   126,997
                                                              --------
Total minimum future rental payments........................  $248,357
                                                              ========


    Certain operating leases provide for renewal for periods of 3 to 5 years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by new leases.

7.) CONTINGENCIES

    Coach is a party to several pending legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, Sara Lee's and Coach's general counsel and management are of the opinion that the final outcome should not have a material effect on Coach's results of operations or financial position.

8.) REORGANIZATION COSTS


    In the second quarter of 1999, the management of Coach and Sara Lee committed to a plan involving the closure of the Carlstadt, New Jersey warehouse and distribution center; the closure of the Italian manufacturing operation; and the reorganization of the Florida manufacturing facility. The reorganization plan included the elimination of 737 manufacturing and warehouse employee positions. These actions, intended to reduce costs, resulted in the transfer of production to lower cost third-party manufacturers and the consolidation of all distribution functions at the Jacksonville, Florida distribution center.



    During 1999, Coach closed the Carlstadt, New Jersey warehouse and distribution center and the Italian manufacturing operation. As contemplated in the original plan, a portion of the Carlstadt

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

8.) REORGANIZATION COSTS (CONTINUED)

facility remains in use for product development. Related to these facility closures and the reorganization activities at the Florida manufacturing facility, 737 employees were terminated. The composition of the reorganization reserves is set forth in the table below. At July 1, 2000, these reorganization actions were complete and remaining workers' separation costs relate to unpaid costs for terminated employees which will be paid by December 2000.



                                                   WRITE-DOWN OF
                                  ORIGINAL       LONG-LIVED ASSETS                 REORGANIZATION
                               REORGANIZATION    TO NET REALIZABLE       CASH      RESERVES AS OF
                                  RESERVES             VALUE           PAYMENTS     JULY 1, 2000
                               ---------------   ------------------   ----------   ---------------
Workers' separation costs....      $5,893                 --           $(5,751)        $  142
Lease termination costs......       1,155                 --            (1,155)            --
Anticipated losses on
  disposal of fixed assets...          60               $(60)               --             --
                                   ------               ----           -------         ------

Total reorganization
  reserves...................      $7,108               $(60)          $(6,906)        $  142
                                   ======               ====           =======         ======


9.) RETIREMENT PLANS

    Coach sponsors a noncontributory defined benefit plan, The Coach Leatherware Company, Inc. Supplemental Pension Plan, for individuals who are a part of collective bargaining arrangements.

    Employees who meet certain eligibility requirements and are not part of a collective bargaining arrangement participate in defined benefit pension plans sponsored by Sara Lee. These defined benefit pension plans include employees from a number of domestic Sara Lee business units. The annual cost of the Sara Lee defined benefit plans is allocated to all of the participating businesses based upon a specific actuarial computation which is consistently followed. All obligations pursuant to these plans are obligations of Sara Lee and will continue to be obligations of Sara Lee after the initial public offering.

    The annual expense incurred by Coach for the defined benefit plans is as follows:


                                                      1998       1999       2000
                                                    --------   --------   --------
Coach Leatherware Company, Inc.
  Supplemental Pension Plan.......................   $  326     $  386     $  173
Participation in Sara Lee sponsored
  defined benefit plans...........................    1,331      2,304      2,154
                                                     ------     ------     ------
  Total defined benefit plan expense..............   $1,657     $2,690     $2,327
                                                     ======     ======     ======

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

9.) RETIREMENT PLANS (CONTINUED)
    The components of the Coach Leatherware Company, Inc. Supplemental Pension Plan were:


                                                      1998       1999       2000
                                                    --------   --------   --------
Components of defined benefit net
  periodic pension cost:
Service cost......................................   $  347     $  436     $  192
Interest cost.....................................      218        282        314
Expected return on assets.........................     (254)      (361)      (359)
Amortization of:
  Net initial asset...............................      (50)       (50)       (50)
  Prior service cost..............................       59         59         29
  Net actuarial loss..............................        6         20         47
                                                     ------     ------     ------
Net periodic pension cost.........................   $  326     $  386     $  173
                                                     ======     ======     ======

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

9.) RETIREMENT PLANS (CONTINUED)
    The funded status of the Coach Leatherware Company, Inc. Supplemental Pension Plan at the respective year-ends was:


                                                      1998       1999       2000
                                                    --------   --------   --------
Projected benefit obligation:
  Beginning of year...............................   $3,052     $4,583     $5,109
  Service cost....................................      348        436        192
  Interest cost...................................      218        282        314
  Benefits paid...................................      (83)      (105)      (148)
  Actuarial (gain) loss...........................    1,048        (87)      (178)
                                                     ------     ------     ------
  End of year.....................................   $4,583     $5,109     $5,289
                                                     ------     ------     ------
Fair value of plan assets:
  Beginning of year...............................   $2,952     $4,313     $4,306
  Actual return/(loss) on plan assets.............      952        (99)       541
  Employer contributions..........................      492        197        291
  Benefits paid...................................      (83)      (105)      (148)
                                                     ------     ------     ------
  End of year.....................................   $4,313     $4,306     $4,990
                                                     ------     ------     ------
Funded Status.....................................   $ (270)    $ (803)    $ (299)
Unrecognized:
  Prior service cost..............................   $  526     $  234     $  205
  Net actuarial loss..............................      729      1,081        674
  Net initial asset...............................     (149)       (98)       (48)
                                                     ------     ------     ------
Prepaid benefit cost recognized...................   $  836     $  414     $  532
                                                     ======     ======     ======
Amounts recognized on the consolidated balance
  sheets:
  Other noncurrent assets.........................   $  526     $  234     $  205
  Noncurrent benefit liability....................     (270)      (803)      (299)
  Accumulated other comprehensive income..........      580        983        626
                                                     ------     ------     ------
Prepaid benefit cost recognized...................   $  836     $  414     $  532
                                                     ======     ======     ======

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000



            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


9.) RETIREMENT PLANS (CONTINUED)

    Net pension expense for the Coach Leatherware Company, Inc. Plan is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. The assumptions used at the respective year-ends were:


                                                        1998       1999       2000
                                                      --------   --------   --------
Discount rate.......................................    6.25%      6.25%      6.50%
Long-term rate of return on plan assets.............    8.50       8.50       8.25%
Rate of compensation increase.......................    4.50       4.50       5.50%


10.) INCOME TAXES

    The provisions for income taxes computed by applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were:


                                          1998                  1999                  2000
                                   -------------------   -------------------   -------------------
                                    AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                   --------   --------   --------   --------   --------   --------
Income (loss) before provision
  for income taxes:
  United States..................  $10,863       43.7%   $ 8,919       46.8%   $43,527       78.2%
  Puerto Rico....................   16,523       66.5     10,241       53.7     13,000       23.4
  Foreign........................   (2,543)     (10.2)       (99)      (0.5)      (897)      (1.6)
                                   -------     ------    -------     ------    -------     ------
                                   $24,843      100.0%   $19,061      100.0%   $55,630      100.0%
                                   =======     ======    =======     ======    =======     ======

Tax expense at U.S. statutory
  rate...........................  $ 8,695       35.0%   $ 6,671       35.0%   $19,471       35.0%
State taxes, net of
  federal benefit................      416        1.7        889        4.7      1,888        3.4

Difference between U.S. and
  Puerto Rican rates.............   (5,010)     (20.2)    (3,101)     (16.3)    (3,965)      (7.1)
Nondeductible amortization.......      284        1.1        187        1.0        315        0.6
Product donations................     (229)      (0.9)      (968)      (5.1)      (525)      (1.0)
Other, net.......................       24        0.1     (1,332)      (7.0)      (157)      (0.3)
                                   -------     ------    -------     ------    -------     ------
Taxes at effective worldwide
  tax rates......................  $ 4,180       16.8%   $ 2,346       12.3%   $17,027       30.6%
                                   =======     ======    =======     ======    =======     ======

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000



            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


10.) INCOME TAXES (CONTINUED)
    Current and deferred tax provisions (benefits) were:


                               1998                   1999                   2000
                       --------------------   --------------------   --------------------
                       CURRENT    DEFERRED    CURRENT    DEFERRED    CURRENT    DEFERRED
                       -------    ---------   --------   ---------   --------   ---------
Federal..............   $1,553     $1,057      $4,680     $(3,643)   $10,876     $ 2,317
Puerto Rico..........      815        (42)        585        (102)       585          --
State................      640        157       1,367        (541)     2,905         344
                        ------     ------      ------     -------    -------     -------
                        $3,008     $1,172      $6,632     $(4,286)   $14,366     $ 2,661
                        ======     ======      ======     =======    =======     =======


    Following are the components of the deferred tax (benefits) provisions occurring as a result of transactions being reported in different years for financial and tax reporting:


                                                    1998       1999       2000
                                                  --------   --------   --------
Depreciation....................................  $(1,783)   $(1,852)   $    --
Employee benefits...............................    1,997     (3,920)     1,843
Advertising accruals............................      (52)        52         --
Nondeductible reserves..........................      221      3,788      1,076
Other, net......................................      789     (2,354)      (258)
                                                  -------    -------    -------
                                                  $ 1,172    $(4,286)   $ 2,661
                                                  =======    =======    =======


    The deferred tax assets at the respective year-ends were as follows:


                                                   1998       1999       2000
                                                 --------   --------   --------
Deferred tax assets
  Reserves not deductible until paid...........  $12,296    $ 7,245    $ 7,432
  Pension and other
    employee benefits..........................      650      4,570      2,727
  Property, plant and equipment................   11,127     14,242     12,979
  Other........................................    1,487      3,789      4,047
                                                 -------    -------    -------
Net deferred tax assets........................  $25,560    $29,846    $27,185
                                                 =======    =======    =======


11.) SEGMENT INFORMATION

    The Company operates its business in two reportable segments: Direct to Consumer and Wholesale. The Company's reportable segments represent channels of distribution that offer similar merchandise, service and marketing strategies. Sales of Coach products through company owned retail stores, the Coach catalog and the Internet constitute the Direct to Consumer segment. Wholesale refers to sales of Coach products to other retailers. In deciding how to allocate resources and assess performance, Coach's executive officers regularly evaluate the sales and operating income of these segments. Operating income is the gross margin of the segment at

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000



            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


11.) SEGMENT INFORMATION (CONTINUED)
standard cost less direct expenses of the segment. Unallocated corporate expenses include manufacturing variances, general marketing, administration and information systems, distribution and customer service expenses.


                                         DIRECT                      CORPORATE
                                       TO CONSUMER    WHOLESALE     UNALLOCATED          TOTAL
                                      -------------   ----------   --------------      ---------
1998
Net sales...........................    $333,547       $188,673             --         $522,220
Operating income....................      78,899         60,708      $(114,594)          25,013
Interest income.....................          --             --            272              272
Interest expense....................          --             --            508              508
Minority interest income............          --             --             66               66
Income before taxes.................      78,899         60,708       (114,764)          24,843
Depreciation and amortization.......       9,313          2,274         11,197           22,784
Total assets........................     136,748         64,238         56,724          257,710
Additions to long-lived assets......       7,562          2,118          5,498           15,178



                                         DIRECT                      CORPORATE
                                       TO CONSUMER    WHOLESALE     UNALLOCATED          TOTAL
                                      -------------   ----------   --------------      ---------
1999
Net sales...........................    $336,506       $171,275             --         $507,781
Operating income....................      80,615         53,193      $(114,333)(1)       19,475
Interest income.....................          --             --             27               27
Interest expense....................          --             --            441              441
Income before taxes.................      80,615         53,193       (114,747)(1)       19,061
Depreciation and amortization.......       9,876          2,153         10,227           22,256
Total assets........................     116,200         48,539        117,349          282,088
Additions to long-lived assets......       6,308            434          6,777           13,519


    Note (1)--Includes reorganization costs totaling $7,108 in 1999.


                                         DIRECT                      CORPORATE
                                       TO CONSUMER    WHOLESALE     UNALLOCATED          TOTAL
                                      -------------   ----------   --------------      ---------
2000
Net sales...........................    $352,006       $196,912             --         $548,918
Operating income....................     103,161         68,011      $(115,155)          56,017
Interest income.....................          --             --             33               33
Interest expense....................          --             --            420              420
Income before taxes.................     103,161         68,011       (115,542)          55,630
Depreciation and amortization.......      10,952          1,585         10,091           22,628
Total assets........................     122,029         51,953        122,671          296,653
Additions to long-lived assets......      18,930          1,202          5,928           26,060

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000



            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


11.) SEGMENT INFORMATION (CONTINUED)

    The following is a summary of the common costs not allocated in the determination of segment performance.



                                                                    FISCAL YEAR ENDED
                                                            ---------------------------------
                                                              1998        1999        2000
                                                            ---------   ---------   ---------
Manufacturing variances...................................  $  10,083   $  13,641   $  10,230
Advertising, marketing and design.........................     32,840      32,514      40,336
Administration and information systems....................     44,678      35,187      41,928
Distribution and customer service.........................     26,993      25,883      22,661
Reorganization costs......................................         --       7,108          --
                                                            ---------   ---------   ---------
                                                            $(114,594)  $(114,333)  $(115,155)
                                                            =========   =========   =========


12.) GEOGRAPHIC AREA INFORMATION


    As of July 1, 2000, Coach operates 106 retail stores and 63 factory stores in the United States, 2 retail locations in the United Kingdom, and operates 5 manufacturing, distribution and product development locations in the United States, Puerto Rico and Italy. Geographic revenue information is based on the location of the end customer. Geographic long-lived asset information is based on the physical location of the assets at the end of each period.


                                        UNITED
                                        STATES     INTERNATIONAL(1)     TOTAL
                                       ---------   ----------------   ---------
1998
Net sales............................  $478,632        $43,588        $522,220
Long-lived assets....................    90,175          2,432          92,607

                                        UNITED
                                        STATES     INTERNATIONAL(1)     TOTAL
                                       ---------   ----------------   ---------
1999
Net sales............................  $463,027        $44,754        $507,781
Long-lived assets....................    77,272            677          77,949


                                        UNITED
                                        STATES     INTERNATIONAL(1)     TOTAL
                                       ---------   ----------------   ---------
2000
Net sales............................  $488,843        $60,075        $548,918
Long-lived assets....................    80,382            611          80,933



    Note (1)--International sales reflect shipments to third party distributors primarily in East Asia and sales from Coach operated retail stores in the United Kingdom, Germany and Italy. The Germany stores were closed in the first quarter and the Italian store was closed in the second quarter of 1999.



13.) FAIR VALUE OF FINANCIAL INSTRUMENTS



    The carrying amount of cash, trade accounts receivable, bank overdrafts, accounts payable, and long-term debt approximated fair value as of July 3, 1999 and July 1, 2000.

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


14.) RELATIONSHIP WITH SARA LEE


    For the periods presented, intercompany transactions and balances between Coach and Sara Lee consisted of the following:


                                                         YEARS ENDED
                                               -------------------------------
                                               JUNE 27,    JULY 3,    JULY 1,
                                                 1998        1999       2000
                                               ---------   --------   --------
Payable (receivable) balance at beginning of
  period.....................................  $  8,300    $ 11,088   $(54,150)
Cash collections from operations.............  (555,979)   (529,043)  (573,122)
Cash borrowings..............................   533,427     445,154    541,047
Allocations of corporate expenses and
  charges....................................    25,340      18,651     22,442
                                               --------    --------   --------
Payable (receivable) balance at end of
  period.....................................  $ 11,088    $(54,150)  $(63,783)
                                               ========    ========   ========
Average balance during the period............  $  9,694    $(21,531)  $(58,966)
                                               ========    ========   ========



    Three types of intercompany transactions are recorded in the Coach intercompany account with Sara Lee: (1) cash collections from Coach's operations that are deposited into the intercompany account, (2) cash borrowings which are used to fund operations and (3) allocations of corporate expenses and charges. Cash collections include all cash receipts required to be deposited into the intercompany account as part of the Sara Lee cash concentration system. Cash borrowings made by Coach from the Sara Lee cash concentration system are used to fund operating expenses.



    Allocations of corporate expenses and charges consist of expenses for business insurance, medical insurance, employee benefit plan amounts, income, employment and other tax amounts and allocations from Sara Lee for certain centralized administration costs for treasury, real estate, accounting, auditing, tax, risk management, human resources, and benefits administration. These allocations of centralized administration costs have been determined on bases that Coach and Sara Lee considered to be reasonable reflections of the utilization of services provided or the benefit received by Coach. The allocation methods include relevant operating profit, fixed assets, sales, tax benefits, and headcount. Allocated costs are included in Selling, General and Administrative expenses in the accompanying consolidated and combined statements of operations.



    For purposes of governing certain of the ongoing relationships between Coach and Sara Lee at and after the separation date and to provide for an orderly transition, Coach and Sara Lee have entered into various agreements. A brief description of each of the agreements follows:


MASTER SEPARATION AGREEMENT


    The Master Separation Agreement contains the key provisions relating to Coach's separation from Sara Lee, the initial public offering of Coach and Sara Lee's plans to complete the divestiture of Coach. The agreement lists the documents and other items that must be delivered in order to accomplish the transfer of assets and liabilities from Sara Lee to Coach. The agreement also contains the conditions that must occur prior to the initial public offering and contains certain

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


14.) RELATIONSHIP WITH SARA LEE (CONTINUED)


covenants and other agreements, including covenants to exchange information, engage in certain auditing practices, not take any action that would jeopardize Sara Lee's ownership of over 80% of Coach's outstanding capital stock, maintain confidentiality of certain information, preserve available legal privileges, engage in certain environmental and safety practices and resolve disputes in a particular manner.


GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

    The General Assignment and Assumption Agreement identifies the assets that Sara Lee will transfer to Coach and the liabilities that Coach will assume from Sara Lee in the separation. The agreement also describes when and how these transfers and assumptions will occur. In general, the assets that will be transferred and the liabilities that will be assumed are included on the consolidated and combined balance sheet.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT


    Effective as of the Separation Date, Coach and Sara Lee will each release the other from certain liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation and the initial public offering. The agreement also contains provisions governing indemnification. In general, Coach will indemnify Sara Lee against liabilities arising from the Coach business and Sara Lee will indemnify Coach against liabilities arising from the Sara Lee business excluding Coach. Coach will be covered under Sara Lee's insurance policies after the initial public offering until such time that Coach is distributed.


REAL ESTATE MATTERS AGREEMENT


    The Real Estate Matters Agreement addresses Coach's leased properties that Sara Lee will transfer to Coach. Prior to creating Coach as a stand-alone entity, all leased property was in the name of Sara Lee. The agreement describes the manner in which Sara Lee will transfer the properties and its related obligations to Coach. This agreement provides that Coach will accept the assignment of all leases and will reasonably cooperate and take all steps to obtain landlord lease consents as necessary. This would include Coach using commercially reasonable efforts to remove any Sara Lee guarantee, surety or other security, and if required providing a guarantee, surety, indemnification or other security to the landlord or Sara Lee. The Real Estate Matters Agreement also provides that all reasonable costs required to effect the transfers will be paid by Coach.



LEASE INDEMNIFICATION AND REIMBURSEMENT AGREEMENT



    Under the Real Estate Matters Agreement, Sara Lee will assign to Coach all of the leases relating to retail stores and other property used by Coach in its business; however, Sara Lee may remain liable under certain leases after they are transferred to Coach. The Lease Indemnification and Reimbursement Agreement requires Coach to obtain a letter of credit, for the benefit of Sara Lee, until Sara Lee's liability under the transferred leases decreases to $2,000. Commencing on the date Sara Lee effects a distribution of its Coach shares, Coach must obtain a letter of credit in an

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


14.) RELATIONSHIP WITH SARA LEE (CONTINUED)


amount equal to the sum of (i) the average annual minimum rent payments for the following fiscal year, plus (ii) six times the average monthly payments for Coach's New York executive office for the following fiscal year, plus
(iii) $500,000 (subject to adjustment each year as the amount in (i) changes). This letter of credit is required to be recalculated and renewed annually. The amount of future minimum rental payments included in Note 6 that may be covered by the Lease Indemnification and Reimbursement Agreement for years 2001, 2002, 2003, 2004, 2005 and subsequent to 2005 are $22,887, $21,349, $19,887, $19,296,
$18,083, $84,470, respectively.


MASTER TRANSITIONAL SERVICES AGREEMENT


    The Master Transitional Services Agreement governs the specific services that will be provided by Sara Lee to Coach. These services include certain treasury, environmental, legal, accounting, tax, risk management and assessment services, investor relations, information services, and internal audit coordination. The services will be provided for a two-year period for a fee of $1,000 per year, payable in monthly installments. This agreement automatically terminates on the date Sara Lee completes its divestiture of Coach. The charges are intended to recover the direct and indirect costs of providing the services. The agreement provides for a 10% increase in the cost if the agreement is extended beyond two years. The fee will be pro rated for the actual term of the agreement if the agreement terminates in its entirety before the end of its two year term. Coach may terminate the agreement with respect to any service at any time upon notice to Sara Lee; however, the termination of any service will have no effect upon the fee.


TAX SHARING AGREEMENT


    The Tax Sharing Agreement governs how Coach and Sara Lee will report and account for tax related matters. While Sara Lee owns greater than 80.0% of Coach's outstanding capital stock, Coach will be included in the consolidated Sara Lee tax return. The Tax Sharing Agreement specifies that Sara Lee will prepare and file all income tax reporting on behalf of Coach while Coach remains a member of Sara Lee's affiliated group filing a consolidated U.S. federal income tax return. In this regard, Sara Lee will have the exclusive right to determine the manner in which all tax returns will be prepared, methods of accounting, tax positions and any elections that are made. Coach will reimburse Sara Lee for the incremental tax costs of Coach's inclusion in the consolidated tax return with Sara Lee. Any disputes which arise between Coach and Sara Lee relating to this agreement will be resolved through specific dispute resolution provisions in the agreement.


EMPLOYEE MATTERS AGREEMENT


    The Employee Matters Agreement allocates to Coach certain employee related assets, liabilities, and responsibilities relating to Coach employees. Under the agreement, Coach employees will be entitled to continue to participate in the Sara Lee sponsored benefit plans, such as the pension and retirement plan, health benefit program and group insurance plan, on terms comparable to those for Sara Lee employees until the earlier of the date (A) that Sara Lee effects a distribution of the Coach common stock or (B) the date that Coach establishes it own plans. This

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


14.) RELATIONSHIP WITH SARA LEE (CONTINUED)


agreement provides that Coach employees with the title of director and above who hold options to acquire Sara Lee common stock, and Coach employees who hold certain Sara Lee restricted stock unit awards, will be given the option to convert the Sara Lee options or restricted stock units into Coach options or restricted stock units, as applicable, as of the date the initial public offering is completed. Any Sara Lee option or restricted stock unit that is not converted to a comparable Coach option or restricted stock unit will automatically convert into a Coach equivalent instrument on the date Sara Lee ceases to own at least 80% of Coach.



15.) RECENT ACCOUNTING PRONOUNCEMENTS



    In June 1998 and June 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." These statements outline the accounting treatment for all derivative activity. Coach does not use derivative instruments and these accounting statements will not have an effect on Coach.



    In May 2000, the Emerging Issues Task Force of the Financial Accounting Standards Board ("EITF") announced that it reached a conclusion on Issue 00-14 "Accounting for Certain Sales Incentives." Issue 00-14 establishes requirements for the recognition and display of sales incentives such as discounts, coupons and rebates within the financial statements. The EITF conclusions on this issue are effective for reporting periods beginning July 1, 2000. Coach has not historically offered to its customers discount coupons or rebates. Any product discounts offered to customers are reflected as a reduction in the selling price of the product recorded in net sales. Therefore, this new rule will not have a material effect on Coach's reported results or financial position.



    In July 2000, the EITF announced they had reached a conclusion on Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." Issue 00-10 indicates that all amounts billed to customers as part of a sale transaction related to shipping and handling represent revenue and should be recorded in net sales. Because of the timing of the release of these conclusions, Coach has not yet fully assessed the effect of this statement on its results of operations. Based upon available information, it is likely that the implementation of these standards will result in the reclassification of shipping and handling fees from selling, general and administrative expense to net sales. At this time, management does not believe that the adoption of this statement will impact operating income, income before income taxes, net income or the financial position of Coach. The EITF conclusions on this issue will become effective for reporting periods beginning no later than April 1, 2001.



16.) SUBSEQUENT EVENTS


BENEFIT PLANS


    On April 27, 2000, Sara Lee approved a benefit and compensation program for Coach that includes various short-term and long-term compensation arrangements that will be implemented by Coach effective upon the initial public offering.

                                  COACH, INC.

            YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000


            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)


16.) SUBSEQUENT EVENTS (CONTINUED)


    The Coach 2000 Stock Incentive Plan will become effective upon the closing of the initial public offering. The Coach Stock Incentive Plan permits the granting of stock appreciation rights, stock options and stock grants in the form of restricted stock or performance shares to employees. Concurrent with the initial public offering, Coach is expected to grant, at the initial public offering price, 3,504 non-qualified stock options to selected members of management and the board. These options will have a ten-year life and will vest ratably over a three-year period. These options will be accounted for under APB 25 and no compensation expense will be recorded for the options that are granted to management and the Board.



    Certain Coach employees with the title of director or above who hold Sara Lee options, will be given the opportunity to convert their Sara Lee options into Coach options using a conversion ratio of Coach's stock price to Sara Lee's stock price, with a conversion ratio floor of 1.00. Sara Lee options which are converted to Coach options will be remeasured and will result in an expense equal to the intrinsic value (if any) on the date of conversion, being recorded over the remaining vesting period. These options will be accounted for under APB 25 and will not result in any compensation expense other than mentioned in the previous sentence. Assuming all employees convert their Sara Lee options, it is estimated that 1.6 million Coach options will be granted.



    Also concurrent with the initial public offering, Coach will grant 357 stock options to substantially all full time employees. The options granted will have a five-year life and will vest ratably over a three-year period. The options will be granted at the initial public offering price and will have no compensation expense.



REORGANIZATION COSTS



    In the first quarter of 2001, Coach management committed to and announced a plan to close the Medley, Florida manufacturing facility by December 2000. This reorganization plan involves the termination of 362 manufacturing, warehousing and management employees at the Medley, Florida facility. These actions are intended to reduce costs by the resulting transfer of production to lower cost third-party manufacturers. Coach will record a reorganization cost of approximately $6,300 in the first quarter of fiscal year 2001. The reorganization cost includes $3,800 for worker separation costs, $1,100 for lease termination costs, and $1,400 for the write down of long-lived assets to net realizable value.


EQUITY RESTRUCTURING AND NOTE


    Prior to the initial public offering, Coach will undergo an equity restructuring which will result in $190,000 of long-term debt to a subsidiary of Sara Lee being recorded on the balance sheet of Coach with a corresponding reduction in common stockholder's equity. Once recorded, the long-term debt will accrue interest at U.S. dollar LIBOR plus 30 basis points while Sara Lee owns greater than a majority of Coach's common stock, and U.S. dollar LIBOR plus 250 basis points when Sara Lee owns less than 80% of Coach's capital stock. Coach intends to repay this note using the entire net proceeds from the offering and cash generated from future operations. The note contains certain covenants, including a requirement that Coach maintain an interest coverage ratio of at least

1.75, and restrictions on mergers, significant property disposals, dividends, additional secured debt, sale and leaseback transactions or lease obligations in excess of amounts approved by Sara Lee. Primarily all cash flows from operations less capital expenditures after debt service payments under the cash concentration system are required as payments under this note.



17.) PRO FORMA BALANCE SHEET INFORMATION (UNAUDITED)



    Pro forma as adjusted amounts give effect to the following actions as though these actions had been taken as of July 1, 2000:



    - The capitalization of the receivable from Sara Lee in the amount of $63,783 into Sara Lee Corporation equity;



    - The assumption, prior to the offering, of $190,000 of indebtedness to a subsidiary of Sara Lee and resulting reduction of equity;



    - A 35,026.333 to 1.0 common stock split that will result in 35,026,333 shares of Coach common stock outstanding after the split;



    - A $21 tax benefit related to the conversion of Sara Lee employee stock options into Coach employee stock options. All eligible options were assumed to convert using an assumed Sara Lee stock price of $19.06, the closing price of Sara Lee stock on August 23, 2000, and initial public offering price of $15.00; and



    - Use of the estimated net offering proceeds to repay a portion of the $190,000 of indebtedness, resulting in an unpaid balance of approximately $91,000.

                             DESCRIPTION OF ARTWORK

Inside back cover

Illustration: The following pictures appear from the left-hand side of the page moving clockwise around the page: (1) a Coach watch, (2) a mixed-material Coach handbag, and (3) a Coach suitcase.

Bi-fold last page in Prospectus

Illustration: The following pictures appear from the left-hand side of the page moving clockwise around the page: (1) a Coach shoe, (2) a Coach wallet and make-up bag, (3) a Coach leather purse, and (4) a Coach personal day-planner and two leather pocket calendars.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                              -------------------

                               TABLE OF CONTENTS


                                       Page
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    6
Special Note Regarding Forward-
  Looking Statements and Market
  Data...............................   13
Our Separation from Sara Lee.........   14
Use of Proceeds......................   15
Dividend Policy......................   15
Capitalization.......................   16
Dilution.............................   17
Selected Consolidated Financial
  Data...............................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   23
Business.............................   35
Management...........................   47
Certain Relationships and Related
  Transactions.......................   60
Principal Stockholder................   69
Description of Capital Stock.........   70
Shares Eligible for Future Sale......   76
Underwriting.........................   77
Legal Matters........................   79
Experts..............................   79
Where You Can Find More Information..   79
Index to Financial Statements........  F-1


                              -------------------

    Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.


                                7,380,000 Shares


                                  COACH, INC.

                                  Common Stock

                                 --------------

                                     [LOGO]

                                 --------------


                              GOLDMAN, SACHS & CO.
                           MORGAN STANLEY DEAN WITTER
                             PRUDENTIAL SECURITIES


                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee........................................  $   36,960
NASD filing fee.............................................      14,500
New York Stock Exchange listing fee*........................
Printing and engraving expenses*............................
Legal fees and expenses*....................................
Accounting fees and expenses*...............................
Blue sky fees and expenses*.................................
Transfer agent and registrar fees and expenses*.............
Miscellaneous fees and expenses*............................
                                                              ----------
    Total*..................................................  $
                                                              ==========

------------------------

*   To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 2-418 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.


    Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who has agreed to become a director or officer or who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer, or a person who has agreed to become a director or officer, of the Company and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

    Maryland law requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)  EXHIBITS:


             EXHIBIT
               NO.            DESCRIPTION
      ---------------------   -----------
              1.1             Form of Underwriting Agreement*
              2.1             Master Separation Agreement between Sara Lee and Coach
              2.2             Tax Sharing Agreement between Sara Lee and Coach
              2.3             General Assignment and Assumption Agreement between Sara Lee and Coach
              2.4             Form of Employee Matters Agreement between Sara Lee and
                                Coach*
              2.5             Real Estate Matters Agreement between Sara Lee and Coach
              2.6             Master Transitional Services Agreement between Sara Lee and
                                Coach
              2.7             Indemnification and Insurance Matters Agreement between Sara
                                Lee and Coach
              2.8             Revolving Note
              2.9             Form of Substitute Note
              2.10            Lease Indemnification and Reimbursement Agreement between
                                Sara Lee and Coach
              3.1             Articles of Incorporation of Coach**
              3.2             Bylaws of Coach**
              4.1             Specimen Certificate for Common Stock*
              5.1             Opinion of Ballard Spahr Andrews & Ingersoll, LLP, special counsel to Coach
             10.1             Coach, Inc. 2000 Stock Incentive Plan*
             10.2             Coach, Inc. Executive Deferred Compensation Plan*
             10.3             Coach, Inc. Performance-Based Annual Incentive Plan*
             10.4             Coach, Inc. 2000 Non-Employee Director Stock Plan*
             10.5             Coach, Inc. Non-Employee Directors' Deferred Compensation
                                Plan*
             10.6             Jacksonville, FL Lease Agreement
             10.7             New York, NY Lease Agreement*
             21.1             List of Subsidiaries of Coach
             23.1             Consent of Arthur Andersen LLP
             23.2             Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)
             24.1             Power of Attorney**
             27.1             Financial Data Schedule


------------------------


*   To be filed by amendment.



**  Previously filed.

(B) FINANCIAL STATEMENT SCHEDULES:


                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
        FOR THE YEARS ENDED JUNE 27, 1998, JULY 3, 1999 AND JULY 1, 2000
                             (DOLLARS IN THOUSANDS)



                                                   PROVISION
                                                    CHARGED      WRITE-
                                      BALANCE AT   TO COSTS    OFFS (1)/         OTHER         BALANCE
                                      BEGINNING       AND      ALLOWANCE       ADDITIONS      AT END OF
                                       OF YEAR     EXPENSES      TAKEN      (DEDUCTIONS)(2)    PERIOD
                                      ----------   ---------   ----------   ---------------   ---------
FOR THE YEAR ENDED JUNE 27, 1998
  Allowances for bad debts..........   $ 2,341      $2,304      $(2,927)        $    --        $ 1,718
  Allowance for returns.............    11,090          --           --          (3,848)         7,242
                                       -------      ------      -------         -------        -------
    Total...........................   $13,431      $2,304      $(2,927)        $(3,848)       $ 8,960
                                       =======      ======      =======         =======        =======
FOR THE YEAR ENDED JULY 3, 1999
  Allowances for bad debts..........   $ 1,718      $ (171)     $  (653)        $    --        $   894
  Allowance for returns.............     7,242          --           --          (2,017)         5,225
                                       -------      ------      -------         -------        -------
    Total...........................   $ 8,960      $ (171)     $  (653)        $(2,017)       $ 6,119
                                       =======      ======      =======         =======        =======
FOR THE YEAR ENDED JULY 1, 2000
  Allowances for bad debts..........   $   894      $ (172)     $  (187)        $    --        $   535
  Allowance for returns.............     5,225          --           --             171          5,396
                                       -------      ------      -------         -------        -------
    Total...........................   $ 6,119      $ (172)     $  (187)        $   171        $ 5,931
                                       =======      ======      =======         =======        =======


------------------------

(1) Net of collections on accounts previously written off.

(2) Reflects adjustment to net sales for wholesale and direct to consumer product returns, based upon historical experience.

    All other schedules have been omitted because the information required to be set forth in those schedules is not applicable or is shown in the consolidated and combined financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York City, State of New York, on August 25, 2000.


                                                       COACH, INC.

                                                       By:  /s/ LEW FRANKFORT
                                                            -----------------------------------------
                                                            Name: Lew Frankfort
                                                            Title: Chairman and Chief Executive
                                                            Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on August 25, 2000:


                      SIGNATURE                                            TITLE
                      ---------                                            -----
                  /s/ LEW FRANKFORT
     -------------------------------------------       Chairman, Chief Executive Officer and Director
                    Lew Frankfort

                   /s/ KEITH MONDA
     -------------------------------------------       Executive Vice President, Chief Operating
                     Keith Monda                         Officer and Director

                          *                            Vice President--Corporate Controller of Sara
     -------------------------------------------         Lee (as principal financial officer and
                   Wayne Szypulski                       principal accounting officer for Coach)

                          *
     -------------------------------------------       Director
                      Gary Grom

                          *
     -------------------------------------------       Director
                  Richard Oberdorf

------------------------

*  By Keith Monda as attorney-in-fact.

                                 EXHIBIT INDEX


     EXHIBIT NO.                                DESCRIPTION
---------------------                           -----------
         1.1            Form of Underwriting Agreement*

         2.1            Master Separation Agreement between Sara Lee and Coach

         2.2            Tax Sharing Agreement between Sara Lee and Coach

         2.3            General Assignment and Assumption Agreement between Sara Lee and Coach

         2.4            Form of Employee Matters Agreement between Sara Lee and
                          Coach*

         2.5            Real Estate Matters Agreement between Sara Lee and Coach

         2.6            Master Transitional Services Agreement between Sara Lee and
                          Coach

         2.7            Indemnification and Insurance Matters Agreement between Sara
                          Lee and Coach

         2.8            Revolving Note

         2.9            Form of Substitute Note

         2.10           Lease Indemnification and Reimbursement Agreement between
                          Sara Lee and Coach

         3.1            Articles of Incorporation of Coach**

         3.2            Bylaws of Coach**

         4.1            Specimen Certificate for Common Stock*

         5.1            Opinion of Ballard Spahr Andrews & Ingersoll, LLP, special counsel to Coach

        10.1            Coach, Inc. 2000 Stock Incentive Plan*

        10.2            Coach, Inc. Executive Deferred Compensation Plan*

        10.3            Coach, Inc. Performance-Based Annual Incentive Plan*

        10.4            Coach, Inc. 2000 Non-Employee Director Stock Plan*

        10.5            Coach, Inc. Non-Employee Directors' Deferred Compensation
                          Plan*

        10.6            Jacksonville, FL lease agreements

        10.7            New York, NY lease agreement*

        21.1            List of Subsidiaries of Coach

        23.1            Consent of Arthur Andersen LLP

        23.2            Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1)

        24.1            Power of Attorney**

        27.1            Financial Data Schedule


------------------------


*   To be filed by amendment.



**  Previously filed.